2006 Annual Report


AR/S
P.E.
12-31-06
RECD S.E.C.
APR 1 8 2007
1086


07052115

Just Getting Started


BEST AVAILABLE COPY
PROCESSED
MAY 0 1 2007
THOMSON
FINANCIAL



Portfolio Recovery Associates, Inc.

We built a great business during our first 10 years. Our goal is to build a better one over the next ten.

2004
> Opened second Norfolk, VA building
> Acquisition of IGS Nevada business

2005
> Opened new IGS Nevada call center
> Acquired RDS/Alatax business
> Expansion of Hutchinson, KS facility
> Purchases of debt surpass $100 million for first time
> Employee count passes 1,000. 110,000 SF of office space
> Exceed $15 million in monthly collections

2006
> Exceed $20 million in monthly collections
> Opened new RDS operations center in Birmingham, AL
> Opened Jackson, TN office



$3.5
$11.4
$20.7
$27.5
$36.8
$44.5

2001 2002 2003 2004 2005 2006

er 10 Years *(in millions)*

1996 net income is for a partial year and was never published publicly.

10 years and going STRONG

1996
> March—company formed. 4 employees
> May—operations commence, first portfolios acquired
> 4,500 square foot call center
> Invest $3.2 million in portfolios

1997
> Invest total of $7.9 million in portfolios
> End year with 50 employees

1998
> First $1 million collection month

1999
> Move to 30,000 SF Norfolk, VA call center
> Employee count tops 100

2000
> Anchor business begun
> First remote office opened in Hutchinson, KS
> First year where cash collections exceed purchases

2001
> Exceed $5 million in monthly collections

2002
> IPO in November

2003
> Opened Hampton, VA office
> Began bankruptcy buying business
> Exceed $10 million in monthly collections



$(0.4)
$0.1
$0.4
$1.1
$1.6

1996	1997	1998	1999	2000

Net Income Ov

2002 and prior years are proforma net income. Note that


$120.2
$160.6
$205.2
$261.4
'03
'04
'05
'06
($ in millions)
20.3%
20.4%
21.1%
19.9%
'03
'04
'05
'06
(in percent)

We at PRA have achieved significant success in our first 10 years, but we are not satisfied.


$20.7
$27.5
$36.8
$44.5
'03
'04
'05
'06
($ in millions)
52.1%
33.5%
31.0%
26.8%
'03
'04
'05
'06
(in percent)

Financial Highlights

(in thousands, except per share amounts)	**2006**	2005	2004
Revenues	**$ 188,322**	$ 148,525	$ 113,396
Operating income	**$ 72,000**	$ 59,600	$ 44,890
Net income	**$ 44,490**	$ 36,772	$ 27,451
Diluted earnings per share	**$ 2.77**	$ 2.28	$ 1.73
Diluted operating cash flow per share	**$ 3.70**	$ 3.58	$ 3.11
Shares outstanding (diluted)	**16,082**	16,149	15,853
Operating margin	**38.2%**	40.1%	39.6%
Net margin	**23.6%**	24.8%	24.2%
Return on average equity	**19.9%**	21.1%	20.4%
Working capital	**$ 18,981**	$ 6,062	$ 43,883
Finance receivables, net	**$ 226,447**	$ 193,645	$ 105,189
Total assets	**$ 293,378**	$ 247,772	$ 175,176
Stockholders' equity	**$ 247,278**	$ 195,322	$ 151,389



Portfolio Recovery Associates, Inc. and its subsidiaries purchase and manage portfolios of defaulted consumer receivables and provide a broad range of accounts receivable management services for lenders, service providers, governments and others. The Company combines a disciplined approach to pricing and portfolio acquisitions with a long-term view of collections, while maintaining a dedication to reputation, customer service and continuous innovation. We have built a rewarding organization for our employees that produces exceptional results for investors and clients alike.

We operate seven call centers. By mid-2007 with the completion of several current projects, we will own or lease almost 200,000 square feet of space with the capacity for more than 2,000 employees. At December 31, 2006 we employed 1,291 people in Virginia, Kansas, Alabama, Nevada, and Tennessee.

We are very proud of our employees and our facilities. All photographs in this report are of actual PRA employees and/or facilities.


NASDAQ Opening Ceremony, March 2006

Steve Fredrickson
Chairman, President & Chief Executive Officer

Dear Fellow Shareholders:

Ten years old and just getting started. Portfolio Recovery Associates produced another strong year of growth and profitability during 2006. Cash receipts grew 27%. Cash collections from our owned portfolio grew 24%. Revenue grew 27%. Net Income grew 21%. Return on equity was 20% (or higher) for the fifth year in a row, and with virtually no financial leverage. All in all, an exciting year and a continuation of a record of performance that makes me very proud of the managers and employees of PRA who made it happen. Yet many of the most exciting things that happened during the year occurred behind the scenes.

We added a great deal of fantastic managerial talent during the year as we prepared the company for additional growth and success. Here are our key additions from 2006:

- **Information Technology:** With the belief that our future will depend on our ability to quickly convert great ideas into reality, we dramatically expanded our IT team both in terms of size and capabilities. We are now able to do more, more quickly, and with a higher degree of professionalism and competence than ever before.
- **Bankruptcy:** The future of our bankruptcy business remains bright, so we added senior people in analytical, processing, and sales and marketing positions. The addition of these talented managers prepares us well for strong growth in this attractive and growing market segment.
- **Analytics:** The best way to mitigate competitive market conditions in the debt buying arena is to price smarter and collect more efficiently than anyone else. To accomplish this, we added industry-savvy senior management to drive collection strategies and processes and teamed with experts in the field of advanced modeling and simulation techniques to create ever better pricing algorithms.
- **Business Development:** The ability to source, underwrite and collect many types of charged off debt will help us drive growth and minimize price competition, so we hired leaders from the utility and medical industries to drive forward those initiatives. And finally, the traditional charge-off debt purchase market is still extremely attractive, so we added top talent to our already deep bench of marketing and underwriting personnel.


Norfolk Call Center RDS Executives Birmingham Call Center

We added new call centers in Birmingham, Alabama and Jackson, Tennessee. At this writing we are close to moving into a third building in Norfolk, Virginia to accommodate our growth, and we are in the midst of expanding our highly productive Hutchinson, Kansas office which will permit us to add another 50 seats there. All of these moves demonstrate our commitment to the bright future of PRA, and all will enable us to handle more volume, hire more people, and generate more revenue and income.

We celebrated our 10th anniversary ringing the opening bell at the NASDAQ market on March 20, 2006. The event was meant to help thank those who saw us through the first 10 years, including investors, employees, bankers, and management, as well as to challenge ourselves as we begin a second decade of growth.

We included a 10-year timeline in this year's report for a couple of reasons. First, we are proud of what we have achieved and we believe that it's important to celebrate our achievements with our employees, associates and families. Second, we like to remind ourselves that nearly anything is possible and within our grasp if we set our minds to it. The growth we have experienced over the past 10 years is no accident. We accomplished it as a team and we are determined to continue the kind of growth and success we have become accustomed to since 1996.

Debt Buying

2006 was a great year for our debt buying business as we grew cash collections 24% over 2005. We invested $112 million in acquiring new pools of charged off debt during the year. The unusually large amount of buying that we accomplished in 2005, principally from volumes driven during that year's fourth quarter by the bankruptcy law changes, resulted in 2006 being the first year in our 10-year history that year-over-year purchases were not flat or increasing.



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Portfolio Purchases by Year *($ in millions)*

That said, the bad debt purchase market continued to be extremely competitive during 2006. In order to compete effectively in a market like this, a bad debt buyer has to do three things exceptionally well. First, you have to know what you are buying. Second, you need to make the most of what you buy. Third, you need to buy with a goal of realizing appropriate profit, not just to put out dollars. Underwriting, collections, and discipline are the three primary ingredients of PRA's success.

Underwriting. We believe we are the best in the business. Using over 10 years of collection data and a great team of statisticians we carefully and thoroughly analyze every account in every portfolio we consider for purchase. Using a variety of analyses, we are able to determine how a given portfolio will likely liquidate for PRA. Remember, we aren't buying



Our accounting, human resources, and IT professionals meet in our Norfolk office



Cash receipts for 2006 were $261.4 million compared with $205.2 million in 2005.

$261.4 Million

bonds or CDs or some financial instrument that is going to liquidate itself. The fact of the matter is that a portfolio is worth different amounts to different buyers based upon the specific capabilities and cost structure of their collection operation. We have a great track record of being able to accurately determine how well we will be able to liquidate any given pool—before we invest.

Collections. Given equal return requirements, the company that can generate more collections for less cost is the one that can afford to pay the most for a given portfolio. By operating our own collection call centers, we have been able to refine and improve our processes as demonstrated by our long record of increasing collector productivity. By collecting the paper we purchase in-house as opposed to using a third-party collection agency, we accomplish two things: first, we pocket the profit margin that any third party is going to demand of a debt-buying client; and, second, we control every aspect of the recovery process which allows us to collect well and collect consistently. Unlike our competitors that outsource, we aren't guessing which collectors or processes a third party may use or change at their whim. We aren't speculating what settlement campaigns might be offered and when. We aren't trying to get every last dime in by month end for fear of losing a placement in the next month. By contrast, we tightly control settlement policy and collection procedures throughout the life of an account. We maintain a long-term collection process designed to maximize our lifetime net collections; that is our cash recoveries less collection expense.



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Owned Portfolio Cash Collections Per Purchase Period *($ in millions)*

Discipline. Anybody with a checkbook can buy a portfolio of charged off debt. Any debt buyer with access to capital can put out more money for portfolios year after year. All you need to do is forget about the economics of what you are doing and write the check. We start and end our financial analysis with a profit projection. If our hurdle cannot be met, no bid is made—it is that simple. We would sooner buy nothing than buy portfolios that do not meet our profit goals. Conversely, if we see many portfolios that hit our profit hurdles, we will buy all we can within the constraints of concentration, operating, and balance sheet risk. As a result, our buying in 2006 reflected our commitment to only buy portfolios that make economic sense.

The buying we did during the year shifted somewhat towards the fresh spectrum as we entered into a flow of this stage of paper on terms we felt appropriate. Although this fresh paper costs more than older vintages, it also tends to be more liquid and provides us with a longer period in which to collect.


Norfolk IT Staff RDS Operations Birmingham Call Center

We compete in a large, fragmented market. Sellers or owners of delinquent debt can choose from literally thousands of competing firms as they contemplate the sale or outsource of delinquent accounts. Why then PRA? The sale market remains driven to a large degree by price. Bright smiles, great marketing, and solid credentials only get you so far. You need all those things plus the high bid to win most deals. This is the reason we take the collection process so seriously. The more you can collect, the more you can afford to pay for a pool of debt, all other things being equal—it is that simple.

Price, however, is not everything, especially to the larger, more knowledgeable and sophisticated sellers. We have achieved our goal of becoming a low risk, high value provider that's easy to work with. The following evidence of our market leadership in these dimensions makes PRA the buyer of choice:

Low Risk—Our enlightened, customer-aware collection philosophy, continuous training, integrated compliance controls, dedicated quality control group, and our ability to back up our contractual obligations with our strong balance sheet, makes PRA one of the very "safest" buyers in the market from a seller's point of view. On top of this, PRA is one of the few buyers that does not resell the accounts it buys—which puts our selling clients at ease and gives us a decided competitive advantage. 2006 saw an upsurge in negative stories about debt sellers as various state attorneys general, consumer protection agencies, and even the press began focusing more energy on debt buyers and collectors who have compliance issues. Sellers that want to stay out of the headlines seem to be paying more attention than ever to ultra-compliant collectors like PRA, especially as "amateur hour" in the debt purchase market continues.

High Value—As I have mentioned repeatedly, the better you collect, the more you can afford to pay for a given pool of accounts. Higher recoveries and lower costs are both competitive advantages for PRA. Our scale of operations gives us buying power and operating leverage that many competitors will never be able to match. As a result, our bids can be high while maintaining targeted levels of profitability, helping us to win more than our fair share of offerings.

$44.5 Million

Net income grew 21% to $44.5 million, or $2.77 per diluted share.

Easy To Work With—PRA can underwrite quickly and close in hours when needed, attributes that many sellers highly value. We stringently avoid the industry rumor mill and do not talk about who we buy from or why any client may be selling. We have invested in great systems and people. This makes us one of the best post-sale administration groups in the industry, and makes the seller's job that much easier and much less costly when compared to many of our competitors. And finally, we are there for sellers, month after month, year after year. We don't flit in and out of the market based on capital availability. We don't back out of purchases at the last minute because we failed to raise the money to close or pre-arrange flip sales. Instead, we are a reliable, constant resource for sellers, which helps win us business.

Bankruptcy Debt Purchase

During 2006, we continued to develop more sophisticated bankruptcy underwriting tools and dramatically improved our bankruptcy administrative processes. We are well underway with an extremely ambitious systems development process which, when completed, we feel, will give us a strong competitive advantage.

Our bankruptcy pools are maturing and performing at least as well as expected at the time of purchase. Although we gain more experience every day, we continue to take a conservative bent to underwriting new purchases as a result of the October 2005 amendments to the bankruptcy laws. With these amendments came changes to our collection curves, both in terms of the magnitude and timing of cash flows. As we recalibrate these curves based on post-amendment activity, we will gain additional underwriting precision which will allow us to be more assertive in bidding on future bankruptcy portfolios.

Productivity

As I have already mentioned, we are very focused on making the most of what we buy. Improvements in systems, training, scoring and segmentation, collection strategy and collector retention all contribute, as well as portfolio mix. The chart on the following page shows our productivity growth as measured by dollars collected per hour paid over the past nine years. Productivity for the full year of 2006 moved up to $146.03 from $133.39 in 2005. Impressively, during 2006 we collected more from the accounts we bought in 1996 than we did in 2005—a result of our commitment to continuously improve our long-term recovery approach and collection skills and performance.


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Primary
Paying
Mixed
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Fresh
BK Trustees

Investment Percentage by Paper Type


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$146.03
$99.06
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$ Recovered/Hr Paid
$ Recovered/Hr Paid WO Legal

Owned Portfolio Cash Collection Per Hour Paid
(collection per hour paid in dollars)

Owned Portfolio Performance

The heart of our owned portfolio underwriting process rests with static pool analysis; reviewing each of the approximately 800 portfolios we have acquired over the past 11 years each month, looking at both cash collections and direct operating expenses. Each quarter we summarize this information for the investment community, by publishing cash collections by year, by year of purchase. As we did last year in the 10-K and annual report, we are providing a further breakout of purchased bankrupt and purchased non-bankrupt collections, in order to provide enhanced transparency to our investors. Our purchased bankrupt accounts cost far less to liquidate than do our standard charged off portfolios. As a result, bankrupt pools tend to have much lower purchase price to collection multiples and much lower expense ratios, but with very similar return characteristics when compared with our standard charged-off pools.

Cash Collections by Year, by Year of Purchase—Purchased Bankruptcy Portfolio Only *($ in thousands)*

Purchase Period	Purchase Price	Cash Collected Year 1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	Total
1996	$ —	$—	$—	$—	$—	$—	$—	$—	$—	$ —	$ —	$ —	$ —
1997	—	—	—	—	—	—	—	—	—	—	—	—	—
1998	—	—	—	—	—	—	—	—	—	—	—	—	—
1999	—	—	—	—	—	—	—	—	—	—	—	—	—
2000	—	—	—	—	—	—	—	—	—	—	—	—	—
2001	—	—	—	—	—	—	—	—	—	—	—	—	—
2002	—	—	—	—	—	—	—	—	—	—	—	—	—
2003	—	—	—	—	—	—	—	—	—	—	—	—	—
2004	$ 7,472	—	—	—	—	—	—	—	—	$743	$4,554	$ 3,956	$ 9,253
2005	$29,358	—	—	—	—	—	—	—	—	—	$3,777	$15,500	$19,277
2006	$18,650	—	—	—	—	—	—	—	—	—	—	$ 5,608	$ 5,608
Total	$55,480	$—	$—	$—	$—	$—	$—	$—	$—	$743	$8,331	$25,064	$34,138

Cash Collections by Year, by Year of Purchase—Entire Portfolio Less Purchased Bankruptcy Portfolio *($ in thousands)*

Purchase Period	Purchase Price	Cash Collected Year 1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	Total
1996	$ 3,080	$548	$2,484	$ 1,890	$ 1,348	$ 1,025	$ 730	$ 496	$ 398	$ 285	$ 210	$ 237	$ 9,651
1997	$ 7,685	—	$2,507	$ 5,215	$ 4,069	$ 3,347	$ 2,630	$ 1,829	$ 1,324	$ 1,022	$ 860	$ 597	$ 23,400
1998	$ 11,089	—	—	$ 3,776	$ 6,807	$ 6,398	$ 5,152	$ 3,948	$ 2,797	$ 2,200	$ 1,811	$ 1,415	$ 34,304
1999	$ 18,898	—	—	—	$ 5,138	$13,069	$12,090	$ 9,598	$ 7,336	$ 5,615	$ 4,352	$ 3,032	$ 60,230
2000	$ 25,016	—	—	—	—	$ 6,894	$19,498	$19,478	$ 16,628	$ 14,098	$ 10,924	$ 8,067	$ 95,587
2001	$ 33,468	—	—	—	—	—	$13,048	$28,831	$ 28,003	$ 26,717	$ 22,639	$ 16,048	$135,286
2002	$ 42,280	—	—	—	—	—	—	$15,073	$ 36,258	$ 35,742	$ 32,497	$ 24,729	$144,299
2003	$ 61,461	—	—	—	—	—	—	—	$ 24,308	$ 49,706	$ 52,640	$ 43,728	$170,382
2004	$ 51,859	—	—	—	—	—	—	—	—	$ 17,276	$ 41,921	$ 36,468	$ 95,665
2005	$114,008	—	—	—	—	—	—	—	—	—	$ 15,191	$ 59,645	$ 74,836
2006	$ 91,021	—	—	—	—	—	—	—	—	—	—	$ 17,363	$ 17,363
Total	$459,865	$548	$4,991	$10,881	$17,362	$30,733	$53,148	$79,253	$117,052	$152,661	$183,045	$211,329	$861,003

RDS employees in our new Birmingham operations center

27%

Total Revenue increased to $188.3 million during 2006, up from $148.5 million in 2005. Total revenue consists of cash collections reduced by amounts applied to the Company's owned debt portfolios plus commissions from its fee-for-service businesses.



RDS executives conference

Jackson, Tennessee call center under construction

employee



Employees discuss operations in our new Jackson, Tennessee call center

Revenue Recognition

Our amortization, or the amount of our cash collections applied to principal, links our balance sheet and income statement. The amortization rate determines the portion of cash collections that are recognized as revenue, and the complementary "amortization" portion reduces the net finance receivable (remaining unamortized purchase price) that we carry on our balance sheet. Over the life of any pool, its amortization rate will be the inverse of its ratio of collections to purchase price. Thus, a pool that collects three times its purchase price over its life will have a lifetime 33% amortization rate, while a two times deal will have a 50% amortization rate. Historically we have tended to collect more cash from pools than we originally estimated, causing numerous pools to have no remaining net finance receivable before the end of their economic life. When a pool has no cost basis or net finance receivable remaining on the balance sheet, it is said to be fully amortized, and all future cash collections from the pool will be recognized 100% as revenue. It is our stated accounting goal to accurately match amortization with cash collections, in a perfect world, creating a situation where a portion of the last dollar of cash collections goes to amortize the final remaining net finance receivable outstanding from that pool. Collections from fully amortized pools have the effect of lowering our published amortization rate, so we also discuss "core amortization", which is the rate of amortization against the non-zero basis portfolios during a given period.

Beginning in 2005, as a result of a new accounting rule (SOP 03-3), we began aggregating all similar pools purchased in a single quarter. Over time the effect of this change should be to enable us to more accurately draw our collection curves and thus better predict amortization. As a result, the instance of early amortization and hence zero basis pools should decline and apply downward pressure on amortization rates (all other variables remaining unchanged) as core amortization and stated amortization rates converge. The following chart shows our core and stated amortization rates for the past four years.

In 2006, the company's EBIT totaled $72.0 million growing 21%, compared with $59.6 million in 2005.

$72.0 Million



Core Amortization Rate
Gross Amortization Rate
40%
30%
20%
10%
0%
Q1 '03
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Q3 '03
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Q4 '06

Amortization Rates

A question we get from time to time is what can PRA do to minimize its impairment charges over time? The answer is generally two-fold. First is solid underwriting and knowing how much to pay for any given type of charged off paper. If you avoid over-paying, you can dramatically reduce the risk of impairment. Second is accurate and appropriate administration of the level yield process under SOP 03-3. We use initial projections and collection curves that have a very high degree of certainty. Then we adjust curves upwards only when collection activity dependably exceeds our established expectations and has a high probability of continued similar performance. If you set initial collection expectations that are too aggressive, impairment is a near certainty. Likewise, if you move collection expectations upwards too early, only to find they are not sustainable, impairments inevitably occur. Our review process and adjustment decisions are exhaustive, accurate and time-proven.

Fee for Service

IGS is our collateral location business. In 2006 the IGS business experienced exceptional advancement. In last year's report I wrote, "Our mission for 2006 is to continue aggressively marketing to new clients, provide best in class results to existing clients, and grow revenue back to, and then beyond, the levels of early 2005." I am proud to be able to say "mission accomplished." No one is better at asset location and repossession coordination than Jim Snead and his team at IGS. During the year we improved our systems to better serve our clients, we dramatically expanded our client list, and we provided



Employees in our Norfolk-owned portfolio call center

80%

The Company's fee-for-service revenue increased by 80% in 2006 to $25.0 million, from $13.9 million in 2005.


Jackson, TN   Our Norfolk IT staff   Birmingham, Alabama

results so exceptional that we gained dramatic levels of new placements. We increased our skip-tracer workforce during the year from about 25 to more than 75. These new employees compressed our margins for much of the year as they steadily built competency and productivity, but by year end were poised to contribute significantly in 2007 and beyond.

Anchor is our contingent fee collection business. Anchor had a disappointing year in an industry where a combination of increasing client demands, decreasing contingency fee, and client consolidation have teamed up to make appropriately profitable business elusive. Our placement levels and results improved steadily through the latter part of 2005 and into 2006. However a combination of client mergers, which resulted in lost volume, and client strategy shifts, which resulted in delayed volume, together created an unacceptable year of results. We employ a great team at Anchor. During 2007, we will work to make Anchor the contributor that we all believe it can be.

RDS is our government revenue administration, audit and collection business. In our first full year of operations we made good progress in establishing a very solid foundation from which to grow this exciting new business. During the year, we continued our growth outside of Alabama, winning contracts in Georgia, Tennessee, and Puerto Rico. We bolstered our professional staff, established strong operational and cross selling relationships between RDS and the other PRA businesses, and then capped the year with the relocation of the business into a newly renovated operations center—giving the business room and resources to grow for many years to come. We continue to be big believers in the RDS management team and think our future in the government accounts receivable management space is bright.

In summary, 2006 was another strong year for PRA, its 10th year in business. While we produced great results yet again, we spent a great deal of time and money preparing for the future. We invested in portfolios, people, facilities, and systems, all of which will help us maintain our position as one of the finest firms in the accounts receivable management industry. I am more excited about our future today than I was even 10 years ago. We have an incredible team of smart, dedicated employees that I know is going to take PRA to ever higher heights.

Steve Fredrickson
Chairman, President & Chief Executive Officer

Operating Principles for the Management of Portfolio Recovery Associates

Disclose. Be honest and open with shareholders. Let them know what is going on.

Invest carefully. Build a diverse portfolio. Never bet the ranch. Make sure each investment, be it a portfolio or a business, has been reviewed, judged objectively, and priced to achieve appropriate profit hurdles.

Keep the business simple. Operate fewer, larger call centers.

Keep costs low and productivity high. Develop and retain great employees. Keep support staff as small as possible, while providing excellent service to the collection operation.

Maintain a conservative capital structure. Allow room for error. Keep debt levels low. When borrowing is required because of opportunity, use low cost, non-participating debt.

Build an integrated business. Portfolio buying and collections must be under the same roof.

Employ steady, controlled growth. We operate process- and people-intensive businesses. Experienced employees are significantly more productive than newer employees. Growing too quickly puts too many less productive, lower margin people into the workforce mix, driving down productivity, margin and net income.

Management should be owners, not hired guns. We act like owners because we are. Our senior managers have a significant portion of their net worth invested in the Company. We expect our senior managers to retain substantial stock ownership positions—common stock, not just options—throughout their terms of employment.

Develop and support employees. Provide and support ongoing employee skill development to help create ever increasing levels of individual potential with high levels of performance for continuing personal and company growth.

Safe Harbor Act

Certain statements in this annual report which are not historical, including statements of the Company's Chairman, President and Chief Executive Officer, in his letter which begins, "Dear Fellow Shareholders," including, without limitation, regarding earnings, financial results, the outlook for the economy, management's intentions, beliefs and expectations, growth opportunities, business prospects, projections, plans or predictions of the future, and other similar matters, are forward-looking statements within the meaning of Section 21(e) of the Securities Exchange Act of 1934. Such statements are not statements of historical fact. Forward-looking statements involve assumptions, uncertainties and risks, some of which are not currently known to us, which could cause the Company's results to differ materially from its management's current expectations. Actual events or results may differ from those expressed or implied in any such forward-looking statements as a result of various factors, many of which are beyond our control, which could affect our operations, performance, business strategy and results, and could cause our experience to differ materially from the expectations and objectives expressed in any forward-looking statements. These factors include, but are not limited to, the factors, risks and uncertainties that are described from time to time in the company's filings with the Securities and Exchange Commission, including but not limited to, its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, which contain more detailed discussions of the company's business, including risks and uncertainties that may affect our future.

Due to such uncertainties and risks, readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the dates on which they are made. The content of this Annual Report includes time-sensitive information, and is accurate as of the date hereof, April 16, 2007, which is the approximate date of the mailing of this Annual Report. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, any changes in the company's expectations with regard thereto, or the impact of circumstances, events or conditions that may arise after the dates such statements are made. The reader should, however, consult any further disclosures we may make in future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which we may file after the date hereof.

10

STRONG



Portfolio Recovery Associates, Inc.

2006 Financial Information

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to __________

Commission File Number: 000-50058

Portfolio Recovery Associates, Inc.

(Exact name of registrant as specified in its charter)

Delaware	75-3078675
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
120 Corporate Boulevard, Norfolk, Virginia	23502
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (888) 772-7326

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, $0.01 par value per share
(Title of Class)
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Large accelerated filer _X_ Accelerated filer _____ Non-accelerated filer _____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☑

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2006 was $706,688,211 based on the $45.70 closing price as reported on the NASDAQ Global Stock Market.

The number of shares of the registrant's Common Stock outstanding as of February 14, 2007 was 15,990,932.

Documents incorporated by reference: Portions of the Proxy Statement to be filed by April 30, 2007 for our 2007 Annual Meeting of Stockholders are incorporated by reference into Items 11, 12 and 13 of Part III of this Form 10-K.

Table of Contents

Cautionary Statements Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995:

This report contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements involve risks, uncertainties and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are forward-looking statements, including statements regarding overall trends, operating cost trends, liquidity and capital needs and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. The risks, uncertainties and assumptions referred to above may include the following:

- our ability to purchase defaulted consumer receivables at appropriate prices;
- changes in the business practices of credit originators in terms of selling defaulted consumer receivables or outsourcing defaulted consumer receivables to third-party contingent fee collection agencies;
- changes in government regulations that affect our ability to collect sufficient amounts on our acquired or serviced receivables;
- changes in bankruptcy laws that could negatively affect our business;
- our ability to employ and retain qualified employees, especially collection personnel;
- changes in the credit or capital markets, which affect our ability to borrow money or raise capital to purchase or service defaulted consumer receivables;
- the degree and nature of our competition;
- our future ability to comply with the provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder;
- our ability to successfully integrate our IGS and Alatax/RDS businesses (we refer to these businesses in this document as "IGS" and "RDS", respectively) into our business operations;
- our ability to secure sufficient levels of placements for our fee-for-service businesses;
- the sufficiency of our funds generated from operations, existing cash and available borrowings to finance our current operations; and
- the risk factors listed from time to time in our filings with the Securities and Exchange Commission (the "SEC").

You should assume that the information appearing in this annual report is accurate only as of the date it was issued. Our business, financial condition, results of operations and prospects may have changed since that date.

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the " Risk Factors" described beginning on page 18, as well as "Business" beginning on page 4 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 30.

Our forward-looking statements could be wrong in light of these and other risks, uncertainties and assumptions. The future events, developments or results described in this report could turn out to be materially different. We have no obligation to publicly update or revise our forward-looking statements after the date of this annual report and you should not expect us to do so.

Investors should also be aware that while we do, from time to time, communicate with securities analysts and others, we do not, by policy, selectively disclose to them any material nonpublic information or other confidential commercial information. Accordingly, stockholders should not assume that we agree with any statement or report issued by any analyst regardless of the content of the statement or report. We do not, by policy, confirm forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

PART I

Item 1. Business.

General

We are a full-service provider of outsourced receivables management and related services. Our primary business is the purchase, collection and management of portfolios of defaulted consumer receivables. These are the unpaid obligations of individuals to credit originators, which include banks, credit unions, consumer and auto finance companies and retail merchants. We also provide a broad range of contingent and fee-based services, including collateral-location services for credit originators via IGS, fee-based collections through Anchor Receivables Management (we refer to this business in this document as "ARM") and revenue administration, audit and debt discovery/recovery services for government entities through RDS which we commenced after our acquisition of the assets of Alatax, Inc. in July 2005. We believe that the strengths of our business are our sophisticated approach to portfolio pricing and servicing, our emphasis on developing and retaining our collection personnel, our sophisticated collections systems and procedures and our relationships with many of the largest consumer lenders in the United States. Our proven ability to service defaulted consumer receivables allows us to offer debt owners a complete outsourced solution to address their defaulted consumer receivables. The defaulted consumer receivables we collect are generally either purchased from sellers of defaulted consumer debt or are collected on behalf of debt owners on a commission fee basis. We intend to continue to build on our strengths and grow our business through the disciplined approach that has contributed to our success to date.

We use the following terminology throughout our reports: "Cash Receipts" refers to collections on our owned portfolios together with commission income and sales of finance receivables. "Cash Collections" refers to collections on our owned portfolios only, exclusive of commission income and sales of finance receivables. "Amortization Rate" refers to cash collections applied to principal as a percentage of total cash collections. "Income Recognized on Finance Receivables" refers to income derived from our owned debt portfolios and is shown net of valuation allowances. "Cash Sales of Finance Receivables" refers to the sales of our owned portfolios. "Commissions" refers to fee income generated from our wholly-owned contingent fee and fee-for-service subsidiaries.

We specialize in receivables that have been charged-off by the credit originator. Because the credit originator and/or other debt servicing companies have unsuccessfully attempted to collect these receivables, we are able to purchase them at a substantial discount to their face value. From our 1996 inception through December 31, 2006, we acquired 803 portfolios with a face value of $24.2 billion for $527.8 million, representing more than 11.4 million customer accounts. The success of our business depends on our ability to purchase portfolios of defaulted consumer receivables at appropriate valuations and to collect on those receivables effectively and efficiently. Since inception, we have been able to collect at an average rate of 2.5 to 3.0 times our purchase price for defaulted consumer receivables portfolios, as measured over a five to ten year period, which has enabled us to generate increasing profits and positive cash flow.

We have achieved strong financial results since our formation, with cash collections growing from $10.9 million in 1998 to $236.4 million in 2006. Total revenue has grown from $6.8 million in 1998 to $188.3 million in 2006, a compound annual growth rate of 51%. Similarly, pro forma net income has grown from $402,000 in 1998 to net income of $44.5 million in 2006.

We were initially formed as Portfolio Recovery Associates, L.L.C., a Delaware limited liability company, on March 20, 1996. Prior to the formation of Portfolio Recovery Associates, Inc., members of our current management team played key roles in the development of a defaulted consumer receivables acquisition and divestiture operation for Household Recovery Services, a subsidiary of Household International, now owned by HSBC. In connection with our 2002 initial public offering (our "IPO"), all of the membership units of Portfolio

Recovery Associates, L.L.C. were exchanged, simultaneously with the effectiveness of our registration statement, for a single class of the common stock of Portfolio Recovery Associates, Inc., a new Delaware corporation formed on August 7, 2002. Accordingly, the members of Portfolio Recovery Associates, L.L.C. became the common stockholders of Portfolio Recovery Associates, Inc., which became the parent company of Portfolio Recovery Associates, L.L.C. and its subsidiaries.

The Company maintains an Internet website at the following address: www.portfoliorecovery.com.

We make available on or through our website certain reports that we file with or furnish to the SEC in accordance with the Securities Exchange Act of 1934. These include our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with or furnish it to the SEC. The information that is filed with the SEC may be read or copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. In addition, information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at: www.sec.gov.

Reports filed with or furnished to the SEC are also available free of charge upon request by contacting our corporate office at:

Portfolio Recovery Associates, Inc.
Attn: Investor Relations
120 Corporate Boulevard, Suite 100
Norfolk, Virginia 23502

Competitive Strengths

Complete Outsourced Solution for Debt Owners

We offer debt owners a complete outsourced solution to address their defaulted consumer receivables. Depending on a debt owner's timing and needs, we can either purchase their defaulted consumer receivables, providing immediate cash, or service those receivables on their behalf for either a fee-for-service or a commission fee, based on a percentage of our collections. We can purchase or service receivables throughout the entire delinquency cycle, from receivables that have only been processed for collection internally by the debt owner to receivables that have been subject to multiple internal and external collection efforts. This flexibility helps us meet the needs of debt owners and allows us to become a trusted resource. Furthermore, our strength across multiple transaction and asset types provides the opportunity to cross-sell our services to debt owners, building on successful engagements. Through our RDS business, we have the ability to provide these services to local governments.

Disciplined and Proprietary Underwriting Process

One of the key components of our growth has been our ability to price portfolio acquisitions at levels that have generated profitable returns on investment. Since inception, we have been able to collect at an average rate of 2.5 to 3.0 times our purchase price for defaulted consumer receivables portfolios, as measured over a five to ten year period, which has enabled us to generate increasing profits and cash flow. In order to price portfolios and forecast the targeted collection results for a portfolio, we use two separate statistical models developed internally, which we may supplement with on-site due diligence and data obtained from the debt owner's collection process and loan files. One model analyzes the portfolio as one unit based on demographic comparisons, while the second model analyzes each account in a portfolio using variables in a regression analysis. As we collect on our portfolios, the results are input back into the models in an ongoing process which we believe increases their accuracy. Through December 31, 2006 we have acquired 803 portfolios with a face value of $24.2 billion.

Ability to Hire, Develop and Retain Productive Collectors

We place considerable focus on our ability to hire, develop and retain effective collectors who are key to our continued growth and profitability. Several large military bases and numerous telemarketing, customer service and reservation phone centers are located near our headquarters and regional offices in Virginia, providing access to a large pool of eligible personnel. The Hutchinson, Kansas, Las Vegas, Nevada, Birmingham, Alabama and Jackson, Tennessee areas also provide a sufficient potential workforce of eligible personnel. We have found that tenure is a primary driver of our collector effectiveness. We offer our collectors a competitive wage with the opportunity to receive unlimited incentive compensation based on performance, as well as an attractive benefits package, a comfortable working environment and the ability to work on a flexible schedule. Stock options were awarded to many of our collectors at the time of our IPO, and many tenured collectors were awarded nonvested shares in 2004, 2005 and 2006. We have a comprehensive six week training program for new owned portfolio collectors and provide continuing advanced training classes which are conducted in our four training centers. Recognizing the demands of the job, our management team has endeavored to create a professional and supportive environment for all of our employees.

Established Systems and Infrastructure

We have devoted significant effort to developing our systems, including statistical models, databases and reporting packages, to optimize our portfolio purchases and collection efforts. In addition, we believe that our technology infrastructure is flexible, secure, reliable and redundant, to ensure the protection of our sensitive data and to mitigate exposure to systems failure or unauthorized access. We believe that our systems and infrastructure give us meaningful advantages over our competitors. We have developed financial models and systems for pricing portfolio acquisitions, managing the collections process and monitoring operating results. We perform a static pool analysis monthly on each of our portfolios, inputting actual results back into our acquisition models, to enhance their accuracy. We monitor collection results continuously, seeking to identify and resolve negative trends immediately. Our comprehensive management reporting package is designed to fully inform our management team so that they may make timely operating decisions. This combination of hardware, software and proprietary modeling and systems has been developed by our management team through years of experience in this industry and we believe provides us with an important competitive advantage from the acquisition process all the way through collection operations.

Strong Relationships with Major Credit Originators

We have done business with most of the top consumer lenders in the United States. We maintain an extensive marketing effort and our senior management team is in contact on a regular basis with known and prospective credit originators. We believe that we have earned a reputation as a reliable purchaser of defaulted consumer receivables portfolios and as responsible collectors. Furthermore, from the perspective of the selling credit originator, the failure to close on a negotiated sale of a portfolio consumes valuable time and expense and can have an adverse effect on pricing when the portfolio is re-marketed. We have never failed to close on a transaction. Similarly, if a credit originator sells a portfolio to a debt buyer which has a reputation for violating industry standard collecting practices, it can taint the reputation of the credit originator. We go to great lengths to collect from consumers in a responsible, professional and legally compliant manner. We believe our strong relationships with major credit originators provide us with access to quality opportunities for portfolio purchases and contingent fee collection placements.

Experienced Management Team

We have an experienced management team with considerable expertise in the accounts receivable management industry. Prior to our formation, our founders played key roles in the development and management of a consumer receivables acquisition and divestiture operation of Household Recovery Services, a subsidiary of Household International, now owned by HSBC. As we have grown, the original management team has been expanded to include a group of experienced, seasoned executives.

Portfolio Acquisitions

Our portfolio of defaulted consumer receivables includes a diverse set of accounts that can be categorized by asset type, age and size of account, level of previous collection efforts and geography. To identify attractive buying opportunities, we maintain an extensive marketing effort with our senior officers contacting known and prospective sellers of defaulted consumer receivables. We acquire receivables of Visa®, MasterCard® and Discover® credit cards, private label credit cards, installment loans, lines of credit, bankrupt, deficiency balances of various types, legal judgments, and trade payables, all from a variety of debt owners. These debt owners include major banks, credit unions, consumer finance companies, telecommunication providers, retailers, utilities, insurance companies, medical groups/hospitals, other debt buyers and auto finance companies. In addition, we exhibit at trade shows, advertise in a variety of trade publications and attend industry events in an effort to develop account purchase opportunities. We also maintain active relationships with brokers of defaulted consumer receivables.

The following chart categorizes our life to date owned portfolios as of December 31, 2006 into the major asset types represented.

Asset Type	No. of Accounts	%		Life to Date Purchased Face Value of Defaulted Consumer Receivables (1)	%
Visa/MasterCard/Discover	5,376,651	46.9%	$	16,348,256,929	67.5%
Consumer Finance	3,606,270	31.5%		3,049,956,353	12.6%
Private Label Credit Cards	2,146,784	18.7%		2,781,276,748	11.5%
Auto Deficiency	333,467	2.9%		2,039,524,851	8.4%
Total:	**11,463,172**	**100.0%**	**$**	**24,219,014,881**	**100.0%**

(1) The "Life to Date Purchased Face Value of Defaulted Consumer Receivables" represents the original face amount purchased from sellers and has not been decremented by any adjustments including payments and buybacks ("buybacks" are defined as purchase price refunded by the seller due to the return of non-compliant accounts).

We have done business with most of the largest consumer lenders in the United States. Since our formation, we have purchased accounts from approximately 110 debt owners.

We have acquired portfolios at various price levels, depending on the age of the portfolio, its geographic distribution, our historical experience with a certain asset type or credit originator and similar factors. A typical defaulted consumer receivables portfolio ranges from $1 million to $150 million in face value and contains defaulted consumer receivables from diverse geographic locations with average initial individual account balances of $400 to $7,000.

The age of a defaulted consumer receivables portfolio (the time since an account has been charged-off) is an important factor in determining the price at which we will purchase a receivables portfolio. Generally, there is an inverse relationship between the age of a portfolio and the price at which we will purchase the portfolio. This relationship is due to the fact that older receivables typically are more difficult to collect. The accounts receivables management industry places receivables into categories depending on the number of collection agencies that have previously attempted to collect on the receivables. Fresh accounts are typically past due 120 to 270 days and charged-off by the credit originator, that are either being sold prior to any post-charge-off collection activity or are placed with a third-party for the first time. These accounts typically sell for the highest purchase price. Primary accounts are typically 360 to 450 days past due and charged-off, have been previously placed with one contingent fee servicer and receive a lower purchase price. Secondary and tertiary accounts are typically more than 540 days past due and charged-off, have been placed with two or three contingent fee servicers and receive even lower purchase prices.

As shown in the following chart, as of December 31, 2006, we purchase or service accounts at any point in the delinquency cycle.

Account Type	No. of Accounts	%		Life to Date Purchased Face Value of Defaulted Consumer Receivables (1)	%
Fresh	272,695	2.4%	$	1,163,166,261	4.8%
Primary	1,287,466	11.2%		2,820,152,617	11.6%
Secondary	2,124,532	18.6%		3,942,881,497	16.3%
Tertiary	2,990,790	26.1%		3,708,911,628	15.3%
BK Trustees (2)	1,550,738	13.5%		6,320,427,075	26.1%
Other (2)	3,236,951	28.2%		6,263,475,803	25.9%
Total:	**11,463,172**	**100.0%**	**$**	**24,219,014,881**	**100.0%**

(1) The "Life to Date Purchased Face Value of Defaulted Consumer Receivables" represents the original face amount purchased from sellers and has not been decremented by any adjustments including payments and buybacks.
(2) Included in "Other" are purchased accounts that were previously included in "BK Trustees". These accounts have been reclassified to more properly reflect historical buying and the nature of the accounts.

We also review the geographic distribution of accounts within a portfolio because we have found that certain states have more debtor-friendly laws than others and, therefore, are less desirable from a collectibility perspective. In addition, economic factors and bankruptcy trends vary regionally and are factored into our maximum purchase price equation.

The following chart sets forth our overall life to date portfolio of defaulted consumer receivables geographically as of December 31, 2006:

Geographic Distribution	No. of Accounts	%		Life to Date Purchased Face Value of Defaulted Consumer Receivables (1)	%		Original Purchase Price of Defaulted Consumer Receivables (2)	%
Texas	2,155,782	19%	$	3,002,971,595	12%	$	63,109,706	12%
California	1,062,532	9%		2,835,314,011	12%		55,225,551	10%
Florida	843,108	7%		2,380,826,790	10%		48,030,067	9%
New York	644,997	6%		1,698,736,386	7%		37,429,693	7%
Pennsylvania	346,765	3%		918,977,752	4%		22,331,632	4%
New Jersey	285,265	2%		849,277,542	4%		16,876,671	3%
Ohio	368,310	3%		791,995,960	3%		17,859,999	3%
Illinois	451,219	4%		824,313,924	3%		19,372,074	4%
North Carolina	367,796	3%		796,496,805	3%		18,589,155	4%
Georgia	287,220	3%		682,589,442	3%		17,865,638	3%
Michigan	305,659	3%		611,109,844	3%		15,176,646	3%
Massachusetts	236,485	2%		545,904,331	2%		11,195,670	2%
Virginia	214,999	2%		455,610,000	2%		11,167,323	2%
Arizona	166,535	1%		452,744,304	2%		8,874,522	2%
Maryland	182,371	2%		430,945,120	2%		9,088,320	2%
Missouri	324,497	3%		433,370,156	2%		9,615,054	2%
Other (3)	3,219,632	28%		6,507,830,919	26%		146,009,891	28%
Total:	**11,463,172**	**100%**	**$**	**24,219,014,881**	**100%**	**$**	**527,817,612**	**100%**

(1) The "Life to Date Purchased Face Value of Defaulted Consumer Receivables" represents the original face amount purchased from sellers and has not been decremented by any adjustments including payments and buybacks.
(2) The "Original Purchase Price of Defaulted Consumer Receivables" represents the cash paid to sellers to acquire portfolios of defaulted consumer receivables.

(3) Each state included in "Other" represents less than 2% of the face value of total defaulted consumer receivables.

Purchasing Process

We acquire portfolios from debt owners through auctions and negotiated sales. In an auction process, the seller will assemble a portfolio of receivables and will either broadly offer the portfolio to the market or seek purchase prices from specifically invited potential purchasers. In a privately negotiated sale process, the debt owner will contact known, reputable purchasers directly, take bids and negotiate the terms of sale. On a limited basis, we also acquire accounts in forward flow contracts. Under a forward flow contract, we agree to purchase defaulted consumer receivables from a debt owner on a periodic basis, at a set percentage of face value of the receivables over a specified time period. These agreements typically have a provision requiring that the attributes of the receivables to be sold will not significantly change each month and that the debt owner efforts to collect these receivables will not change. If this provision is not adhered to, the contract will allow for the early termination of the forward flow contract by the purchaser. Forward flow contracts are a consistent source of defaulted consumer receivables for accounts receivables management providers and provide the debt owner with a reliable source of revenue and a professional resolution of defaulted consumer receivables.

In a typical sale transaction, a debt owner distributes a computer data file containing ten to fifteen basic data fields on each receivables account in the portfolio offered for sale. Such fields typically include the consumer's name, address, outstanding balance, date of charge-off, date of last payment and the date the account was opened. We perform our initial due diligence on the portfolio by electronically cross-checking the data fields on the computer disk or data tape against the accounts in our owned portfolios and against national demographic and credit databases. We compile a variety of portfolio level reports examining all demographic data available. When valuing pools of bankrupt consumer receivables, we seek to access information on the status of each account's bankruptcy case.

In order to determine a purchase price for a portfolio, we use two separate internally developed computer models, which we may supplement with on-site due diligence of the seller's collection operation and/or a review of their loan origination files, collection notes and work processes. We analyze the portfolio using our proprietary multiple regression model, which analyzes each account of the portfolio using variables in the regression model. In addition, we analyze the portfolio as a whole using an adjustment model, which uses an appropriate cash flow model depending upon whether it is a purchase of fresh, primary, secondary or tertiary accounts. Then, adjustments can be made to the cash flow model to compensate for demographic attributes supported by a detailed analysis of demographic data. From these models we derive our quantitative purchasing analysis which is used to help price transactions. The multiple regression model is also used to prioritize collection work efforts subsequent to purchase. With respect to prospective forward flow contracts and other long-term relationships, in addition to the procedures outlined above, as we receive new flows under the aforementioned contract we may obtain a representative test portfolio to evaluate and compare the performance of the portfolio to the projections we developed in our purchasing analysis. In addition, when purchasing bankrupt consumer receivables, we utilize a specifically designed pricing model.

Our due diligence and portfolio review results in a comprehensive analysis of the proposed portfolio. This analysis compares defaulted consumer receivables in the prospective portfolio with our collection history in similar portfolios. We then use our multiple regression model to value each account. Using the two valuation approaches, we determine cash collections over the life of the portfolio. We then summarize all anticipated cash collections and associated direct expenses and project a collectibility value expressed both in dollars and liquidation percentage and a detailed expense projection over the portfolio's estimated six to ten year economic life. We use the total projected collectibility value and expenses to determine an appropriate purchase price.

We maintain a detailed static pool analysis on each portfolio that we have acquired, capturing all demographic data and revenue and expense items for further analysis. We use the static pool analysis to refine the underwriting models that we use to price future portfolio purchases. The results of the static pool analysis are input back into our models, increasing the accuracy of the models as the data set increases with every portfolio purchase and each day's collection efforts.

The quantitative and qualitative data derived in our due diligence is evaluated together with our knowledge of the current defaulted consumer receivables market and any subjective factors about the portfolio or the debt owner of which management may be aware. A portfolio acquisition approval memorandum is prepared for each prospective portfolio before a purchase price is submitted to the debt owner. This approval memorandum, which outlines the portfolio's anticipated collectibility and purchase structure, is distributed to members of our Investment Committee. The approval by the Committee sets a maximum purchase price for the portfolio. The Investment Committee is currently comprised of Steve Fredrickson, Chief Executive Officer and President, Kevin Stevenson, Chief Financial and Administrative Officer and Craig Grube, Executive Vice President - Acquisitions.

Once a portfolio purchase has been approved by our investment committee and the terms of the sale have been agreed to with the debt owner, the acquisition is documented in an agreement that contains customary terms and conditions. Provisions are typically incorporated for bankrupt, disputed, fraudulent or deceased accounts and typically, the debt owner either agrees to repurchase these accounts or replace them with acceptable replacement accounts within certain time frames.

Owned Collection Operations

Our work flow management system places, recalls and prioritizes accounts in collectors' work queues, based on our analyses of our accounts and other demographic, credit and prior work collection attributes. We use this process to focus our work effort on those consumers most likely to pay on their accounts and to rotate to other collectors the non-paying but most likely to pay accounts from which other collectors have been unsuccessful in receiving payment. The majority of our collections occur as a result of telephone contact with consumers.

The collectibility forecast for a newly acquired portfolio will help determine collection strategy. Accounts which are determined to have the highest predicted collection probability may be sent immediately to collectors' work queues. Less collectible accounts may be set aside as house accounts to be collected using a predictive dialer or another passive, low cost method. Some accounts may be worked using a letter and/or settlement strategy. We may obtain credit reports for various accounts after the collection process begins. When a collector establishes contact with a consumer, the account information is placed automatically in the collector's work queue.

Our computer system allows each collector to view all the scanned documents relating to the consumer's account, which can include the original account application and payment checks. A typical collector work queue may include 650 to 1,000 accounts or more, depending on the skill level and tenure of the collector. The work queue is depleted and replenished automatically by our computerized work flow system.

On the initial contact call, the consumer is given a standardized presentation regarding the benefits of resolving his or her account with us. Emphasis is placed on determining the reason for the consumer's default in order to better assess the consumer's situation and create a plan for repayment. The collector is incentivized to have the consumer pay the full balance of the account. If the collector cannot obtain payment of the full balance, the collector will suggest a repayment plan which generally includes an approximate 20% down payment with the balance to be repaid over an agreed upon period. At times, when determined to be appropriate, and in many cases with management approval, a reduced lump-sum settlement may be agreed upon. If the consumer elects to utilize an installment plan, we have developed a system which enables us to make withdrawals from a consumer's bank account, in accordance with the directions of the customer.

If a collector is unable to establish contact with a consumer based on information received, the collector must undertake skip tracing procedures to develop important account information. Skip tracing is the process of developing new phone, address, job or asset information on a consumer, or verifying the accuracy of such information. Each collector does his or her own skip tracing using a number of computer applications available at his or her workstation, as well as a series of automated skip tracing procedures implemented by us on a regular basis.

Accounts for which the consumer has the likely ability, but not the willingness, to resolve their obligations are reviewed for legal action. Depending on the balance of the defaulted consumer receivable and the applicable state collection laws, we determine whether to commence legal action to judicially collect on the receivable. The legal process can take an extended period of time, but it also generates cash collections that likely would not have been realized otherwise.

Our legal recovery department oversees our internal legal collections and coordinates an independent nationwide collections attorney network which is responsible for the preparation and filing of judicial collection proceedings in multiple jurisdictions, determining the suit criteria, coordinating sales of property and instituting wage garnishments to satisfy judgments. This network consists of approximately 70 independent law firms who work on a flat fee or contingent fee basis. Legal cash collections currently constitute approximately 32% of our total cash collections. As our portfolio matures, a larger number of accounts will be directed to our legal recovery department for judicial collection; consequently, we anticipate that legal cash collections will grow commensurately and comprise a larger percentage of our total cash collections. During 2004, we began using a combination of internal staff (attorney and support), as well as external attorneys, to pursue legal collections in certain states and under certain circumstances. This has grown to over 30 states, utilizing the lower courts, up to jurisdictional limits. This distribution channel allows us to work accounts that we would not normally pursue through the use of contingent fee collection attorneys because of cost. Our legal recovery department also collects claims against estates in cases involving deceased debtors having assets at the time of death.

Our bankruptcy department files proofs of claim ("POCs") and performs all administrative functions and tracking on accounts that are included in consumer bankruptcies filed under Chapter 13 of the U.S. Bankruptcy Code in order to substantiate our claims and ensure that we participate in any distributions to creditors. The Bankruptcy Abuse Prevention and Consumer Protection Act, which was passed on October 17, 2005 (the "Bankruptcy Reform Act"), established a "means test" which imposed strict income criteria for the filing of a Chapter 7 bankruptcy petition. If a debtor's income exceeds the median income for his or her state, he or she may be required to file for Chapter 13 bankruptcy. Consequently, fewer debtors may be able to have their obligations completely discharged in Chapter 7 bankruptcy actions, and instead may be required to repay a portion of their debts under Chapter 13 payment plans. If this scenario occurs, it would enable us to generate recoveries from a larger number of bankrupt debtors through the filing of POCs with the trustees of bankruptcy courts. However, the increased complexities and expense of filing for bankruptcy, regardless of chapter, may reduce the total number of bankruptcies filed and consequently limit our potential recoveries.

Fee-for-Service Businesses

In order to provide debt owners with alternative collection solutions and to capitalize on common competencies between a fee-for-service collections operation and an acquired receivables portfolio business, we commenced our ARM third-party contingent fee collections operation in March 2001. In a contingent fee arrangement, debt owners typically place defaulted receivables with a third party collection agency once they have ceased their recovery efforts. The debt owners then pay the third-party agency a commission fee based upon the amount actually collected from the consumer. A contingent fee placement of defaulted consumer receivables is usually for a fixed time frame, typically four to six months, or as long as twelve months. At the end of this fixed period, the third-party agency will return the uncollected defaulted consumer receivables to the debt owner, which may then place the defaulted consumer receivables with another collection agency or sell the portfolio of receivables.

The determination of the commission fee to be paid for third-party collections is generally based upon the age and potential collectibility of the defaulted consumer receivables being assigned for placement. For example, if there has been no prior third-party collection activity with respect to the defaulted consumer receivables, the commission fee would be lower than if there had been one or more previous collection agencies attempting to collect on the receivables. The earlier the placement of defaulted consumer receivables in the collection process, the higher the probability of receiving a cash collection and, therefore, the lower the cost to collect and the lower the commission fee. Other factors, such as the location of the consumers, the size of the defaulted consumer receivables, competition among third party agencies, and the clients' collection procedures and work standards also contribute to establishing a commission fee.

Revenues from IGS are accounted for as commission revenue. IGS performs national skip tracing and collateral recovery services, principally for auto finance companies, for a fee. The amount of fee earned is generally dependent on several different outcomes: whether the debtor was found and a resolution on the account occurred, if the collateral was repossessed or if payment was made by the debtor to the debt owner. For example, if the debtor is not found, our fee is less than if the debtor is found and we are able to create a positive resolution on the account.

RDS computes revenue using both of the aforementioned approaches. RDS collects delinquent taxes and earns a contingent fee. This fee can vary based on the age of the debt being collected. RDS also processes tax payments for taxing authorities. For this work, we are paid a fee for each transaction. RDS also performs tax audit services, for which we are paid at an hourly rate. RDS provides local and state governments with a range of revenue enhancement services including revenue administration, revenue discovery and recovery, aged receivables management and compliance auditing.

Competition

We face competition in both of the markets we serve — owned portfolio and fee-for-service accounts receivable management — from new and existing providers of outsourced receivables management services, including other purchasers of defaulted consumer receivables portfolios, third-party contingent fee collection agencies and debt owners that manage their own defaulted consumer receivables rather than outsourcing them. The accounts receivable management industry (owned portfolio and contingent fee) is highly fragmented and competitive, consisting of approximately 6,000 consumer and commercial agencies. We estimate that more than 90% of these agencies compete in the contingent fee market. There are few significant barriers for entry to new providers of contingent fee receivables management services and, consequently, the number of agencies serving the contingent fee market may continue to grow. Greater capital needs and the need for portfolio evaluation expertise sufficient to price portfolios effectively constitute significant barriers for entry to new providers of owned portfolio receivables management services.

We face bidding competition in our acquisition of defaulted consumer receivables and in obtaining placement of fee-for-service receivables. We also compete on the basis of reputation, industry experience and performance. Among the positive factors which we believe influence our ability to compete effectively in this market are our ability to bid on portfolios at appropriate prices, our reputation from previous transactions regarding our ability to close transactions in a timely fashion, our relationships with originators of defaulted consumer receivables, our team of well-trained collectors who provide quality customer service and compliance with applicable collections laws, our ability to collect on various asset types and our ability to provide both purchased and contingent fee solutions to debt owners. Among the negative factors which we believe could influence our ability to compete effectively in this market are that some of our current competitors and possible new competitors may have substantially greater financial, personnel and other resources, greater adaptability to changing market needs, longer operating histories and more established relationships in our industry than we currently have.

Information Technology

Technology Operating Systems and Server Platform

The scalability of our systems provides us with a technology system that is flexible, secure, reliable and redundant to ensure the protection of our sensitive data. We utilize Intel-based servers running industry standard open systems coupled with Microsoft Windows 2000/2003 and NT Server operating systems. In addition, we utilize a blend of purchased and proprietary software systems tailored to the needs of our business. These systems are designed to eliminate inefficiencies in our collections, continue to meet business objectives in a changing environment and meet compliance obligations with regulatory entities. Our proprietary hardware and software systems are being leveraged to manage location information, phone and operational applications for IGS and RDS. We believe our custom solutions will enhance the overall investigative capabilities of this business while meeting compliance obligations with regulatory entities.

Network Technology

To provide delivery of our applications, we utilize Intel-based workstations across our entire business operations. The environment is configured to provide speeds of 100 megabytes to the desktops of our collections and administration staff. Our one gigabyte server network architecture supports high-speed data transport. Our network system is designed to be scalable and meet expansion and inter-building bandwidth and quality of service demands.

Database and Software Systems

The ability to access and utilize data is essential to us being able to operate nationwide in a cost-effective manner. Our centralized computer-based information systems support the core processing functions of our business under a set of integrated databases and are designed to be both replicable and scalable to accommodate our internal growth. This integrated approach helps to assure that consistent sources are processed efficiently. We use these systems for portfolio and client management, skip tracing, check taking, financial and management accounting, reporting, and planning and analysis. The systems also support our consumers, including on-line access to account information, account status and payment entry. We use a combination of Microsoft, Oracle and Cache database software to manage our portfolios, financial, customer and sales data, and we believe these systems will be sufficient for our needs for the foreseeable future. RDS maintains a unique, proprietary software system that manages the movement of data, accounts and information throughout the unit. We believe this system will be sufficient for our needs in the foreseeable future. Our contingent fee collections operations database incorporates an integrated and proprietary predictive dialing platform used with our predictive dialer discussed below.

Redundancy, System Backup, Security and Disaster Recovery

Our data centers provide the infrastructure for innovative collection services and uninterrupted support of hardware and server management, server co-location and an all-inclusive server administration for our business. We believe our facilities and operations include sufficient redundancy, file back-up and security to ensure minimal exposure to systems failure or unauthorized access. The preparations in this area include the use of call centers in Virginia, Kansas and Tennessee in order to help provide redundancy for data and processes should one site be completely disabled. We have a disaster recovery plan covering our business that is tested on a periodic basis. The combination of our locally distributed call control systems provides enterprise-wide call and data distribution between our call centers for efficient portfolio collection and business operations. In addition to data replication between the sites, incremental backups of both software and databases are performed on a daily basis and a full system backup is performed weekly. Backup data tapes are stored at an offsite location along with copies of schedules and production control procedures, procedures for recovery using an off-site data center, documentation and other critical information necessary for recovery and continued operation. Our Virginia headquarters has two separate power and telecommunications feeds, an uninterruptible power supply and a diesel-generator power plant, all of which provide a level of redundancy should a power outage or interruption occur. We also have generators installed at our Hampton and Kansas locations. We also employ rigorous physical and electronic security to protect our data. Our call centers have restricted card key access and appropriate additional physical security measures. Electronic protections include data encryption, firewalls and multi-level access controls. The facilities which currently house IGS and RDS feature uninterruptible power supply units and electronic protections. Full-scale site power, telecommunication and all of the other systems abilities of our other sites will be installed at IGS and RDS at a later time.

Plasma Displays for Real Time Data Utilization

We utilize plasma displays at our main facility to aid in recovery of portfolios. The displays provide real-time business-critical information to our collection personnel for efficient collection efforts such as telephone, production, employee status, goal trending, training and corporate information.

Predictive Dialer Technology

The Avaya Proactive Contact Dialer ensures that our collection staff focuses on certain defaulted consumer receivables according to our specifications. Our predictive dialer takes account of all campaign and dialing parameters and is able to automatically adjust its dialing pace to match changes in campaign conditions and provide the lowest possible wait times and abandon rates. In addition, the dialer allows our collectors to only handle live voice calls by leaving automated messages on all calls where answering machines are detected. This feature allows our representatives to speak with more debtors per agent hour, and also increases our inbound call volume.

Employees

We employed 1,291 persons on a full-time basis, including the following number of front line operations employees by business: 937 on our owned portfolios, 81 working in our ARM contingent fee collections operations, 85 working in our IGS operations and 32 working in our RDS government collections operations, as of December 31, 2006. None of our employees are represented by a union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Hiring

We recognize that our collectors are critical to the success of our business as a majority of our collection efforts occur as a result of telephone contact with consumers. We have found that the tenure and productivity of our collectors are directly related. Therefore, attracting, hiring, training, retaining and motivating our collection personnel is a major focus for us. We pay our collectors competitive wages and offer employees a full benefits program which includes comprehensive medical coverage, short and long term disability, life insurance, dental and vision coverage, pre-paid legal plan, an employee assistance program, supplemental indemnity, cancer, hospitalization, accident insurance, a flexible spending account for child care and a matching 401(k) program. In addition to a base wage, we provide collectors with the opportunity to receive unlimited compensation through an incentive compensation program that pays bonuses above a set monthly base, based upon each collector's collection results. This program is designed to ensure that employees are paid based not only on performance, but also on consistency. We have awarded stock based compensation to many of our tenured collectors. We believe that these practices have helped us achieve an annual post-training turnover rate of 56% in 2006.

A large number of telemarketing, customer-service and reservation phone centers are located near our Virginia headquarters. We believe that we offer a competitive and, in many cases, a higher base wage than many local employers and therefore have access to a large number of eligible personnel. In addition, there are several military bases in the area. We employ numerous military spouses and retirees and find them to be an excellent source of employees. We have also found the Las Vegas, Nevada, Hutchinson, Kansas, Birmingham, Alabama and Jackson, Tennessee areas to provide a large potential workforce of eligible personnel.

Training

We provide a comprehensive six week training program for all new owned portfolio collectors. The first three weeks of the training program is comprised of lectures to learn collection techniques, state and federal collection laws, systems, negotiation skills, skip tracing and telephone use. These sessions are then followed by an additional three weeks of practical experience conducting live calls with additional managerial supervision in order to provide employees with confidence and guidance while still contributing to our profitability. Each trainee must successfully pass a comprehensive examination before being assigned to the collection floor. In addition, we conduct continuing advanced classes in our four training centers. Our technology and systems allow us to monitor individual employees and then offer additional training in areas of deficiency to increase productivity.

Outsourced Collections Department

Legal Recovery

An important component of our collections effort involves our outsourced collections department and the judicial collection of accounts of customers who have the ability, but not the willingness, to resolve their obligations. Accounts for which the consumer is not cooperative and for which we can establish a garnishable job or attachable asset are reviewed for legal action. Depending on the balance of the defaulted consumer receivable and the applicable state collection laws, we determine whether to commence legal action to collect on the receivable. The legal process can take an extended period of time, but it also generates cash collections that likely would not have been realized otherwise. Our legal recovery department oversees internal legal collections and coordinates an independent nationwide attorney network which is responsible for the preparation and filing of judicial collection proceedings in multiple jurisdictions, determining the suit criteria, coordinating sales of property and instituting wage garnishments to satisfy judgments. This nationwide collections attorney network consists of approximately 70 independent law firms, all of which work on a contingent fee basis. Legal cash collections currently constitute approximately 32% of our total collections. As our portfolio matures, a larger number of accounts will be directed to our outsourced collections department for judicial collection; consequently, we anticipate that legal collections will grow commensurately and comprise a larger percentage of our total cash collections. During 2004, we began using a combination of internal staff (attorney and support), as well as external attorneys, to pursue legal collections in certain states and under certain circumstances. This has grown to over 30 states, utilizing the lower courts, up to jurisdictional limits. This distribution channel allows us to work accounts that we would not normally pursue through the use of contingent fee collection attorneys because of cost.

Bankruptcy

Our bankruptcy department files POCs and performs all administrative functions and tracking on accounts that are included in consumer bankruptcies filed under Chapter 13 of the U.S. Bankruptcy Code in order to substantiate our claims and ensure that we participate in any distributions to creditors. The Bankruptcy Reform Act established a "means test" which imposed strict income criteria for the filing of a Chapter 7 bankruptcy petition. If a debtor's income exceeds the median income for his or her state, he or she may be required to file for Chapter 13 bankruptcy. Consequently, fewer debtors may be able to have their obligations completely discharged in Chapter 7 bankruptcy actions, and instead may be required to repay a portion of their debts under Chapter 13 payment plans. If this scenario occurs, it would enable us to generate recoveries from a larger number of bankrupt debtors through the filing of POCs with the trustees of bankruptcy courts. However, the increased complexities and expense of filing for bankruptcy, regardless of chapter, may reduce the total number of bankruptcies filed and consequently limit our potential recoveries.

Corporate Legal Department

Our corporate legal department manages general corporate governance, litigation management, insurance management and risk assessment, corporate transactions, intellectual property, contract and document preparation and review, including real estate purchase and lease agreements and portfolio purchase documents, federal securities law and other regulatory and statutory compliance, obtaining and maintaining multi-state licensing, bonding and insurance, dispute and complaint resolution. As a part of its compliance functions, our corporate legal department works with our internal auditor and the Audit Committee of our Board of Directors in the implementation of our Code of Ethics. In that connection, we have implemented company wide ethics training and mandatory ethics quizzes and have established a confidential telephone hotline to report suspected policy violations, fraud, embezzlement, deception in record keeping and reporting, accounting, auditing matters and other acts which are inappropriate, criminal and/or unethical. Our Code of Ethics Policy is available at the Investor Relations page of our website. Our corporate legal department also provides guidance to our quality control department and assists with training our staff in relevant areas including extensive training on the Fair Debt Collection Practices Act and other relevant laws and regulations. Our corporate legal department distributes guidelines and procedures for collection personnel to follow when communicating with customers, customer's agents, attorneys and other parties during our recovery efforts. This includes overseeing the letter process and approving all written communications to account debtors. In addition, our corporate legal department regularly researches, and provides collections personnel and our training department with summaries and updates of changes in, federal and state statutes and relevant case law, so that they are aware of and in compliance with changing laws and judicial decisions when skip-tracing or collecting accounts.

Regulation

Federal and state statutes establish specific guidelines and procedures which debt collectors must follow when collecting consumer accounts. It is our policy to comply with the provisions of all applicable federal laws and comparable state statutes in all of our recovery activities, even in circumstances in which we may not be specifically subject to these laws. Our failure to comply with these laws could have a material adverse effect on us in the event and to the extent that they apply to some or all of our recovery activities. Federal and state consumer protection, privacy and related laws and regulations extensively regulate the relationship between debt collectors and debtors, and the relationship between customers and credit card issuers. Significant federal laws and regulations applicable to our business as a debt collector include the following:

• *Fair Debt Collection Practices Act.* This act imposes certain obligations and restrictions on the practices of debt collectors, including specific restrictions regarding communications with consumer customers, including the time, place and manner of the communications. This act also gives consumers certain rights, including the right to dispute the validity of their obligations.

• *Fair Credit Reporting Act.* This act places certain requirements on credit information providers regarding verification of the accuracy of information provided to credit reporting agencies and investigating consumer disputes concerning the accuracy of such information. We provide information concerning our accounts to the three major credit reporting agencies, and it is our practice to correctly report this information and to investigate credit reporting disputes. The Fair and Accurate Credit Transactions Act amended the Fair Credit Reporting Act to include additional duties applicable to data furnishers with respect to information in the consumer's credit file that the consumer identifies as resulting from identity theft, and requires that data furnishers have procedures in place as of December 1, 2004 to prevent such information from being furnished to credit reporting agencies. We have instituted measures to effect compliance with these requirements.

• *Gramm-Leach-Bliley Act.* This act requires that certain financial institutions, including collection agencies, develop policies to protect the privacy of consumers' private financial information and provide notices to consumers advising them of their privacy policies. This act also requires that if private personal information concerning a consumer is shared with another unrelated institution, the consumer must be given an opportunity to opt out of having such information shared. Since we do not share consumer information with non-related entities, except as required by law, or except as needed to collect on the receivables, our consumers are not entitled to any opt-out rights under this act. This act is enforced by the Federal Trade Commission, which has retained exclusive jurisdiction over its enforcement, and does not afford a private cause of action to consumers who may wish to pursue legal action against a financial institution for violations of this act.

• *Electronic Funds Transfer Act.* This act regulates the use of the Automated Clearing House ("ACH") system to make electronic funds transfers. All ACH transactions must comply with the rules of the National Automated Check Clearing House Association ("NACHA") and Uniform Commercial Code § 3-402. This act, the NACHA regulations and the Uniform Commercial Code give the consumer, among other things, certain privacy rights with respect to the transactions, the right to stop payments on a pre-approved fund transfer, and the right to receive certain documentation of the transaction. This act also gives consumers a right to sue institutions which cause financial damages as a result of their failure to comply with its provisions.

• *Telephone Consumer Protection Act.* In the process of collecting accounts, we use automated predictive dialers to place calls to consumers. This act and similar state laws place certain restrictions on telemarketers and users of automated dialing equipment who place telephone calls to consumers.

• *Servicemembers Civil Relief Act.* The Soldiers' and Sailors' Civil Relief Act of 1940 was amended in December 2003 as the Servicemembers Civil Relief Act ("SCRA"). The SCRA gives U.S. military service personnel relief from credit obligations they may have incurred prior to entering military service, and may also apply in certain circumstances to obligations and liabilities incurred by a servicemember while serving on active duty. The SCRA prohibits creditors from taking specified actions to collect the defaulted accounts of servicemembers. The SCRA impacts many different types of credit obligations, including installment contracts and court proceedings, and tolls the statute of limitations during the time that the servicemember is engaged in active military service. The SCRA also places a cap on interest bearing obligations of servicemembers to an amount not greater than 6% per year, inclusive of all related charges and fees.

• *Health Insurance Portability and Accountability Act.* The Health Insurance Portability and Accountability Act ("HIPAA") provides standards to protect the confidentiality of patients' personal healthcare and financial information. Pursuant to HIPAA, business associates of health care providers, such as agencies which collect healthcare receivables, must comply with certain privacy and security standards established by HIPAA to ensure that the information provided will be safeguarded from misuse.

• *U.S. Bankruptcy Code.* In order to prevent any collection activity with bankrupt debtors by creditors and collection agencies, the U.S. Bankruptcy Code provides for an automatic stay, which prohibits certain contacts with consumers after the filing of bankruptcy petitions.

Additionally, there are in some states statutes and regulations comparable to the above federal laws, and specific licensing requirements which affect our operations. State laws may also limit credit account interest rates and the fees, as well as limit the time frame in which judicial actions may be initiated to enforce the collection of consumer accounts.

Although we are not a credit originator, some of these laws directed toward credit originators may occasionally affect our operations because our receivables were originated through credit transactions, such as the following laws, which apply principally to credit originators:

• Truth in Lending Act;

• Fair Credit Billing Act; and

• Equal Credit Opportunity Act.

Federal laws which regulate credit originators require, among other things, that credit card issuers disclose to consumers the interest rates, fees, grace periods and balance calculation methods associated with their credit card accounts. Consumers are entitled under current laws to have payments and credits applied to their accounts promptly, to receive prescribed notices and to require billing errors to be resolved promptly. Some laws prohibit discriminatory practices in connection with the extension of credit. Federal statutes further provide that, in some cases, consumers cannot be held liable for, or their liability is limited with respect to, charges to the credit card account that were a result of an unauthorized use of the credit card. These laws, among others, may give consumers a legal cause of action against us, or may limit our ability to recover amounts owing with respect to the receivables, whether or not we committed any wrongful act or omission in connection with the account. If the credit originator fails to comply with applicable statutes, rules and regulations, it could create claims and rights for consumers that could reduce or eliminate their obligations to repay the account and have a possible material adverse effect on us.

Accordingly, when we acquire defaulted consumer receivables, we contractually require credit originators to indemnify us against any losses caused by their failure to comply with applicable statutes, rules and regulations relating to the receivables before they are sold to us.

The U.S. Congress and several states have enacted legislation concerning identity theft. Additional consumer protection and privacy protection laws may be enacted that would impose additional requirements on the enforcement of and recovery on consumer credit card or installment accounts. Any new laws, rules or regulations that may be adopted, as well as existing consumer protection and privacy protection laws, may adversely affect our ability to recover the receivables. In addition, our failure to comply with these requirements could adversely affect our ability to enforce the receivables.

We cannot assure you that some of the receivables were not established as a result of identity theft or unauthorized use of a credit card and, accordingly, we could not recover the amount of the defaulted consumer receivables. As a purchaser of defaulted consumer receivables, we may acquire receivables subject to legitimate defenses on the part of the consumer. Our account purchase contracts allow us to return to the debt owners certain defaulted consumer receivables that may not be collectible, due to these and other circumstances. Upon return, the debt owners are required to replace the receivables with similar receivables or repurchase the receivables. These provisions limit to some extent our losses on such accounts.

Item 1A. Risk Factors.

To the extent not described elsewhere in this Annual Report, the following are risks related to our business.

We may not be able to purchase defaulted consumer receivables at appropriate prices, and a decrease in our ability to purchase portfolios of receivables could adversely affect our ability to generate revenue

If we are unable to purchase defaulted receivables from debt owners at appropriate prices, or one or more debt owners stop selling defaulted receivables to us, we could lose a potential source of income and our business may be harmed.

The availability of receivables portfolios at prices which generate an appropriate return on our investment depends on a number of factors both within and outside of our control, including the following:

- the continuation of current growth trends in the levels of consumer obligations;
- sales of receivables portfolios by debt owners; and
- competitive factors affecting potential purchasers and credit originators of receivables.

Because of the length of time involved in collecting defaulted consumer receivables on acquired portfolios and the volatility in the timing of our collections, we may not be able to identify trends and make changes in our purchasing strategies in a timely manner.

We may not be able to collect sufficient amounts on our defaulted consumer receivables to fund our operations

Our business primarily consists of acquiring and servicing receivables that consumers have failed to pay and that the credit originator has deemed uncollectible and has generally charged-off. The debt owners generally make numerous attempts to recover on their defaulted consumer receivables, often using a combination of in-house recovery efforts and third-party collection agencies. These defaulted consumer receivables are difficult to collect and we may not collect a sufficient amount to cover our investment associated with purchasing the defaulted consumer receivables and the costs of running our business.

We experience high employee turnover rates and we may not be able to hire and retain enough sufficiently trained employees to support our operations

The accounts receivables management industry is very labor intensive and, similar to other companies in our industry, we typically experience a high rate of employee turnover. Our annual turnover rate, excluding those employees that do not complete our six week training program, was 56% in 2006. We compete for qualified personnel with companies in our industry and in other industries. Our growth requires that we continually hire and train new collectors. A higher turnover rate among our collectors will increase our recruiting and training costs and limit the number of experienced collection personnel available to service our defaulted consumer receivables. If this were to occur, we would not be able to service our defaulted consumer receivables effectively and this would reduce our ability to continue our growth and operate profitability.

We serve markets that are highly competitive, and we may be unable to compete with businesses that may have greater resources than we have

We face competition in both of the markets we serve — owned portfolio and fee based accounts receivable management — from new and existing providers of outsourced receivables management services, including other purchasers of defaulted consumer receivables portfolios, third-party contingent fee collection agencies and debt owners that manage their own defaulted consumer receivables rather than outsourcing them. The accounts receivable management industry is highly fragmented and competitive, consisting of approximately 6,000 consumer and commercial agencies, most of which compete in the contingent fee business.

We face bidding competition in our acquisition of defaulted consumer receivables and in our placement of fee based receivables, and we also compete on the basis of reputation, industry experience and performance. Some of our current competitors and possible new competitors may have substantially greater financial, personnel and other resources, greater adaptability to changing market needs, longer operating histories and more established relationships in our industry than we currently have. In the future, we may not have the resources or ability to compete successfully. As there are few significant barriers for entry to new providers of fee based receivables management services, there can be no assurance that additional competitors with greater resources than ours will not enter the market. Moreover, there can be no assurance that our existing or potential clients will continue to outsource their defaulted consumer receivables at recent levels or at all, or that we may continue to offer competitive bids for defaulted consumer receivables portfolios. If we are unable to develop and expand our business or adapt to changing market needs as well as our current or future competitors are able to do, we may experience reduced access to defaulted consumer receivables portfolios at appropriate prices and reduced profitability.

We may not be successful at acquiring receivables of new asset types or in implementing a new pricing structure

We may pursue the acquisition of receivables portfolios of asset types in which we have little current experience. We may not be successful in completing any acquisitions of receivables of these asset types and our limited experience in these asset types may impair our ability to collect on these receivables. This may cause us to pay too much for these receivables and consequently, we may not generate a profit from these receivables portfolio acquisitions.

In addition, we may in the future provide a service to debt owners in which debt owners will place consumer receivables with us for a specific period of time for a flat fee. This fee may be based on the number of collectors assigned to the collection of these receivables, the amount of receivables placed or other bases. We may not be successful in determining and implementing the appropriate pricing for this pricing structure, which may cause us to be unable to generate a profit from this business.

Our collections may decrease if certain types of bankruptcy filings involving liquidations increase

Various economic trends may contribute to an increase in the amount of personal bankruptcy filings. Under certain bankruptcy filings a debtor's assets may be sold to repay creditors, but since the defaulted consumer receivables we service are generally unsecured we often would not be able to collect on those receivables. We cannot ensure that our collection experience would not decline with an increase in personal bankruptcy filings or a change in bankruptcy regulations or practices. If our actual collection experience with respect to a defaulted bankrupt consumer receivables portfolio is significantly lower than we projected when we purchased the portfolio, our financial condition and results of operations could deteriorate.

We may make acquisitions that prove unsuccessful or strain or divert our resources

We intend to consider acquisitions of other companies in our industry that could complement our business, including the acquisition of entities offering greater access and expertise in other asset types and markets that are related but that we do not currently serve. If we do acquire other businesses, we may not be able to successfully integrate these businesses with our own and we may be unable to maintain our standards, controls and policies. Further, acquisitions may place additional constraints on our resources by diverting the attention of our management from other business concerns. Through acquisitions, we may enter markets in which we have no or limited experience. Moreover, any acquisition may result in a potentially dilutive issuance of equity securities, the incurrence of additional debt and amortization expenses of related intangible assets, all of which could reduce our profitability and harm our business.

The loss of IGS customers could negatively affect our operations

In October 2004 we acquired substantially all of the assets of IGS Nevada, Inc. A significant portion of the valuation was tied to existing client relationships. Our customers, in general, may terminate their relationship with us on 90 days' prior notice. In the event a customer or customers terminate or significantly cut back any relationship with us, it could reduce our profitability and harm our business and could potentially give rise to an impairment charge related to an intangible asset specifically ascribed to existing client relationships.

We may not be able to continually replace our defaulted consumer receivables with additional receivables portfolios sufficient to operate efficiently and profitably

To operate profitably, we must continually acquire and service a sufficient amount of defaulted consumer receivables to generate revenue that exceeds our expenses. Fixed costs such as salaries and lease or other facility costs constitute a significant portion of our overhead and, if we do not continually replace the defaulted consumer receivables portfolios we service with additional portfolios, we may have to reduce the number of our collection personnel. We would then have to rehire collection staff as we obtain additional defaulted consumer receivables portfolios. These practices could lead to:

- low employee morale;
- fewer experienced employees;
- higher training costs;
- disruptions in our operations;
- loss of efficiency; and
- excess costs associated with unused space in our facilities.

Furthermore, heightened regulation of the credit card and consumer lending industry or changing credit origination strategies may result in decreased availability of credit to consumers, potentially leading to a future reduction in defaulted consumer receivables available for purchase from debt owners. We cannot predict how our ability to identify and purchase receivables and the quality of those receivables would be affected if there is a shift in consumer lending practices, whether caused by changes in the regulations or accounting practices applicable to debt owners, a sustained economic downturn or otherwise.

We may not be able to manage our growth effectively

We have expanded significantly since our formation and we intend to maintain our growth focus. However, our growth will place additional demands on our resources and we cannot ensure that we will be able to manage our growth effectively. In order to successfully manage our growth, we may need to:

- expand and enhance our administrative infrastructure;
- continue to improve our management, financial and information systems and controls; and
- recruit, train, manage and retain our employees effectively.

Continued growth could place a strain on our management, operations and financial resources. We cannot ensure that our infrastructure, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we cannot manage our growth effectively, our results of operations may be adversely affected.

Our operations could suffer from telecommunications or technology downtime or increased costs

Our success depends in large part on sophisticated telecommunications and computer systems. The temporary or permanent loss of our computer and telecommunications equipment and software systems, through casualty or operating malfunction, could disrupt our operations. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to access, maintain and expand the databases we use for our collection activities. Any failure of our information systems or software and our backup systems would interrupt our business operations and harm our business. Our headquarters are located in a region that is susceptible to hurricane damage, which may increase the risk of disruption of information systems and telephone service for sustained periods.

Further, our business depends heavily on services provided by various local and long distance telephone companies. A significant increase in telephone service costs or any significant interruption in telephone services could reduce our profitability or disrupt our operations and harm our business.

We may not be able to successfully anticipate, manage or adopt technological advances within our industry

Our business relies on computer and telecommunications technologies and our ability to integrate these technologies into our business is essential to our competitive position and our success. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles. We may not be successful in anticipating, managing or adopting technological changes on a timely basis.

While we believe that our existing information systems are sufficient to meet our current demands and continued expansion, our future growth may require additional investment in these systems. We depend on having the capital resources necessary to invest in new technologies to acquire and service defaulted consumer receivables. We cannot ensure that adequate capital resources will be available to us at the appropriate time.

Our senior management team is important to our continued success and the loss of one or more members of senior management could negatively affect our operations

The loss of the services of one or more of our key executive officers or key employees could disrupt our operations. We have employment agreements with Steve Fredrickson, our president, chief executive officer and chairman of our board of directors, Kevin Stevenson, our executive vice president and chief financial and administrative officer, Craig Grube, our executive vice president of portfolio acquisitions, and most of our other senior executives. The current agreements contain non-compete provisions that survive termination of employment. However, these agreements do not and will not assure the continued services of these officers and we cannot ensure that the non-compete provisions will be enforceable. Our success depends on the continued service and performance of our key executive officers, and we cannot guarantee that we will be able to retain those individuals. The loss of the services of Mr. Fredrickson, Mr. Stevenson, Mr. Grube or other key executive officers could seriously impair our ability to continue to acquire or collect on defaulted consumer receivables and to manage and expand our business. Under one of our credit agreements, if both Mr. Fredrickson and Mr. Stevenson cease to be president and chief financial and administrative officer, respectively, it would constitute a default.

Our ability to recover and enforce our defaulted consumer receivables may be limited under federal and state laws

Federal and state laws may limit our ability to recover and enforce our defaulted consumer receivables regardless of any act or omission on our part. Some laws and regulations applicable to credit issuers may preclude us from collecting on defaulted consumer receivables we purchase if the credit issuer previously failed to comply with applicable laws in generating or servicing those receivables. Collection laws and regulations also directly apply to our business. Additional consumer protection and privacy protection laws may be enacted that would impose additional requirements on the enforcement of and collection on consumer credit receivables. Any new laws, rules or regulations that may be adopted, as well as existing consumer protection and privacy protection laws, may adversely affect our ability to collect on our defaulted consumer receivables and may harm our business. In addition, federal and state governmental bodies are considering, and may consider in the future, other legislative proposals that would regulate the collection of our defaulted consumer receivables. Additionally, the Bankruptcy Reform Act is expected to temporarily disrupt our historical bankruptcy collection curves, making it more difficult to accurately price bankrupt accounts that filed bankruptcy on or after October 17, 2005, the effective date of the Bankruptcy Reform Act. Further, new tax law changes such as Internal Revenue Code Section 6050P (requiring 1099-C returns to be filed on discharge of indebtedness in excess of $600) could negatively impact our ability to collect or cause us to incur additional expenses. Although we cannot predict if or how any future legislation would impact our business, our failure to comply with any current or future laws or regulations applicable to us could limit our ability to collect on our defaulted consumer receivables, which could reduce our profitability and harm our business. Our ability to recover on portfolios of bankrupt consumer receivables may be impacted by changes in federal laws or the change in administrative practices of the various bankruptcy courts.

Our ability to recover on portfolios of bankrupt consumer receivables may be impacted by changes in federal laws or the change in administrative practices of the various bankruptcy courts

We recover on consumer receivables that have filed for bankruptcy protection under available U.S. bankruptcy legislation. We recover on consumer receivables that have filed for bankruptcy protection after we acquired them, and we also purchase accounts that are currently in bankruptcy proceedings. Changes in bankruptcy laws may affect the process in which the various bankruptcy courts administer bankruptcy plans as well as our ability to recover on bankrupt consumer receivables.

We utilize the interest method of revenue recognition for determining our income recognized on finance receivables, which is based on an analysis of projected cash flows that may prove to be less than anticipated and could lead to reductions in future revenues or impairment charges

We utilize the interest method to determine income recognized on finance receivables. Under this method, static pools of receivables we acquire are modeled upon their projected cash flows. A yield is then established which, when applied to the unamortized purchase price of the receivables, results in the recognition of income at a constant yield relative to the remaining balance in the pool of defaulted consumer receivables. Each static pool is analyzed monthly to assess the actual performance compared to that expected by the model. If the accuracy of the modeling process deteriorates or there is a decline in anticipated cash flows, we would suffer reductions in future revenues or a decline in the carrying value of our receivables portfolios or impairment charges, which in any case would result in lower earnings in future periods and could negatively impact our stock price.

We may be required to incur impairment charges as a result of the application of American Institute of Certified Public Accountants Statement of Position 03-3

In October 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 03-3 ("SOP 03-3"), "Accounting for Loans or Certain Securities Acquired in a Transfer." SOP 03-3 provides guidance on accounting for differences between contractual and expected cash flows from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004 and amends Practice Bulletin 6 which remains in effect for loans acquired prior to the SOP 03-3 effective date. SOP 03-3 limits the revenue that may be accrued to the excess of the estimate of expected future cash flows over a portfolio's initial cost of accounts receivable acquired. SOP 03-3 requires that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of revenue, expense, or on the balance sheet. SOP 03-3 initially freezes the internal rate of return, referred to as IRR, originally estimated when the accounts receivable are purchased for subsequent impairment testing. Rather than lower the estimated IRR if the original collection estimates are not received, effective January 1, 2005, the carrying value of a portfolio will be written down to maintain the then-current IRR. SOP 03-3 also amends Practice Bulletin 6 in a similar manner and applies to all loans acquired prior to January 1, 2005. Increases in expected future cash flows can be recognized prospectively through an upward adjustment of the IRR over a portfolio's remaining life. Any increased yield then becomes the new benchmark for impairment testing. SOP 03-3 provides that previously issued annual financial statements would not need to be restated. Historically, as we have applied the guidance of Practice Bulletin 6, we have moved yields upward and downward as appropriate under that guidance. However, since SOP 03-3 guidance does not permit yields to be lowered, under either the revised Practice Bulletin 6 or SOP 03-3, it will increase the probability of us having to incur impairment charges in the future, which could reduce our profitability in a given period and could negatively impact our stock price.

We incur increased costs as a result of enacted and proposed changes in laws and regulations

Enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the SEC and by the NASDAQ Global Stock Market, have resulted in increased costs to us as we implement their requirements. These rules may affect the cost of certain types of insurance, including director and officer liability insurance, or force us to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We continue to evaluate and monitor developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we will incur or the timing of such costs.

The future impact on us of Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report by management on the company's internal control over financial reporting in our annual reports on Form 10-K. This report is required to contain an assessment by management of the effectiveness of such company's internal controls over financial reporting. In addition, the public accounting firm auditing a public company's financial statements must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. As is the case with many public companies, at this time the long-term impact of Section 404 on us is unclear. In the future, if we are unable to comply with the requirements of Section 404 in a timely manner, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our internal controls over financial reporting, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations.

The market price of our shares of common stock could fluctuate significantly

Wide fluctuations in the trading price or volume of our shares of common stock could be caused by many factors, including factors relating to our company or to investor perception of our company (including changes in financial estimates and recommendations by research analysts), but also factors relating to (or relating to investor perception of) the accounts receivable management industry or the economy in general.

Our certificate of incorporation, by-laws and Delaware law contain provisions that may prevent or delay a change of control or that may otherwise be in the best interest of our stockholders

Our certificate of incorporation and by-laws contain provisions that may make it more difficult, expensive or otherwise discourage a tender offer or a change in control or takeover attempt by a third-party, even if such a transaction would be beneficial to our stockholders. The existence of these provisions may have a negative impact on the price of our common stock by discouraging third-party investors from purchasing our common stock. In particular, our certificate of incorporation and by-laws include provisions that:

- classify our board of directors into three groups, each of which will serve for staggered three-year terms;
- permit a majority of the stockholders to remove our directors only for cause;
- permit our directors, and not our stockholders, to fill vacancies on our board of directors;
- require stockholders to give us advance notice to nominate candidates for election to our board of directors or to make stockholder proposals at a stockholders' meeting;
- permit a special meeting of our stockholders be called only by approval of a majority of the directors, the chairman of the board of directors, the chief executive officer, the president or the written request of holders owning at least 30% of our common stock;
- permit our board of directors to issue, without approval of our stockholders, preferred stock with such terms as our board of directors may determine;
- permit the authorized number of directors to be changed only by a resolution of the board of directors; and
- require the vote of the holders of a majority of our voting shares for stockholder amendments to our by-laws.

In addition, we are subject to Section 203 of the Delaware General Corporation Law which provides certain restrictions on business combinations between us and any party acquiring a 15% or greater interest in our voting stock other than in a transaction approved by our board of directors and, in certain cases, by our stockholders. These provisions of our certificate of incorporation and by-laws and Delaware law could delay or prevent a change in control, even if our stockholders support such proposals. Moreover, these provisions could diminish the opportunities for stockholders to participate in certain tender offers, including tender offers at prices above the then-current market value of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts or speculation.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal executive offices and primary operations facility are located in approximately 65,000 square feet of leased space in two adjacent buildings in Norfolk, Virginia. This site can currently accommodate approximately 770 employees. We own a two-acre parcel of land across from our headquarters which we developed into a parking lot for use by our employees. We have also entered into a new lease for approximately 17,500 square feet in a new office being built adjacent to our current Norfolk headquarters. The majority of this space will be occupied by our administrative and executive staff. We expect to move into this new facility in the second quarter of 2007.

We own an approximately 20,000 square foot facility in Hutchinson, Kansas, and contiguous parcels of land which are used primarily for employee parking. The Hutchinson site can currently accommodate approximately 200 employees. In conjunction with a recent expansion, we acquired an additional 4,000 square foot building and 35,000 square feet of adjacent land in order to secure parking for the expanded facility.

We also lease a facility located in approximately 21,000 square feet of space in Hampton, Virginia which can accommodate approximately 300 employees.

We also lease a 13,500 square-foot call center in Las Vegas, Nevada which can accommodate approximately 150 employees.

In connection with the purchase of Alatax, Inc. and the commencement of our RDS business, we assumed existing leases for 5,600 square feet of office space in Birmingham, Alabama and approximately 400 square feet of space in Montgomery, Alabama. We vacated the 5,600 square-foot facility in December 2006 when RDS moved into a newly leased 15,000 square-foot facility in Birmingham, Alabama. The new facility can accommodate approximately 160 employees.

In November 2006, we purchased a 34,000 square foot building and a nine-acre parcel of land in Jackson, Tennessee. The new site can accommodate approximately 390 employees.

We do not consider any specific leased or owned facility to be material to our operations. We believe that equally suitable alternative facilities are available in all areas where we currently do business.

Item 3. Legal Proceedings.

From time to time, we are involved in various legal proceedings which are incidental to the ordinary course of our business. We regularly initiate lawsuits against consumers and are occasionally countersued by them in such actions. Also, consumers occasionally initiate litigation against us, in which they allege that we have violated a state or federal law in the process of collecting on an account. We do not believe that these routine matters represent a substantial volume of our accounts or that, individually or in the aggregate, they are material to our business or financial condition.

We are not a party to any material legal proceedings and we are unaware of any contemplated material actions against us.

Item 4. Submission of Matters to a Vote of Securityholders.

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Price Range of Common Stock

Our common stock ("Common Stock") began trading on the NASDAQ Global Stock Market under the symbol "PRAA" on November 8, 2002. Prior to that time there was no public trading market for our common stock. The following table sets forth the high and low sales price for the Common Stock, as reported by the NASDAQ Global Stock Market, for the periods indicated.

	High	Low
2005		
Quarter ended March 31, 2005	$43.00	$33.52
Quarter ended June 30, 2005	$42.29	$31.60
Quarter ended September 30, 2005	$45.00	$38.71
Quarter ended December 31, 2005	$48.39	$35.00
2006		
Quarter ended March 31, 2006	$51.77	$43.89
Quarter ended June 30, 2006	$52.98	$43.91
Quarter ended September 30, 2006	$46.81	$38.23
Quarter ended December 31, 2006	$47.97	$41.11

As of February 16, 2007, there were 23 holders of record of the Common Stock. Based on information provided by our transfer agent and registrar, we believe that there are 11,629 beneficial owners of the Common Stock.

Stock Performance

The following graph compares, from November 8, 2002, the date of the Company's initial public offering, to December 31, 2006, the cumulative stockholder returns assuming an initial investment of $100 on November 8, 2002 in the Company's Common Stock, the stocks comprising the NASDAQ Global Market Composite Index and the stocks comprising a peer group index consisting of six peers.


Stock Performance
$400
$300
$200
$100
$0
Nov 8, 2002
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Dec. 31, 2005
Dec. 31, 2006
PRAA
NASDAQ Global Market Composite Index
Peer Group Index

The comparisons of stock performance shown above are not intended to forecast or be indicative of possible future performance of the Company's common stock. The Company does not make or endorse any predictions as to its future stock performance. In 2006, two of the companies historically in the peer group were removed because they are no longer publicly traded companies. The impact of these companies has been removed for all prior periods. The companies removed were NCO Group, Inc. and West Corporation.

Equity Incentives

The table below provides information with respect to securities authorized for issuance under our equity compensation plans as of December 31, 2006:

Plan Category	Number of Securities Authorized for Issuance Under the Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights or Upon Vesting of Nonvested Shares Under the Plan	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (2)
Equity Compensation plans approved by security holders	2,000,000	472,127	$10.48	995,300
Equity Compensation plans not approved by security holders	None	None	N/A	None
Total	2,000,000	472,127	$10.48	995,300

(1) Includes grants of nonvested shares, for which there is no exercise price, but with respect to which shares are awarded without cost when the restrictions have been realized. Excluding the impact of the nonvested shares, the weighted average exercise price of outstanding options, warrants and rights is $16.43.

(2) Excludes 532,573 exercised options and vested shares, which are not available for re-issuance.

Dividend Policy

Our board of directors sets our dividend policy. We do not currently pay dividends on our Common Stock; however, our board of directors may determine in the future to declare or pay dividends on our Common Stock. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors may consider relevant.

Item 6. Selected Financial Data.

The following selected financial data should be read in conjunction with the audited financial statements.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
(Dollars in thousands, except per share data)					
INCOME STATEMENT DATA:					
Revenue:					
Income recognized on finance receivables	$ 163,357	$ 134,674	$ 106,254	$ 81,796	$ 53,803
Commissions	24,965	13,851	7,142	3,131	1,944
Net gain on cash sales of defaulted consumer receivables	-	-	-	-	100
Total revenue	188,322	148,525	113,396	84,927	55,847
Operating expenses:					
Compensation and employee services	58,142	44,332	36,620	28,987	21,701
Outside legal and other fees and services	40,139	29,965	21,408	14,147	8,093
Communications	5,876	4,424	3,638	2,772	1,915
Rent and occupancy	2,276	2,101	1,745	1,189	799
Other operating expenses	4,758	3,424	2,712	1,932	1,436
Depreciation and amortization	5,131	4,679	2,383	1,445	940
Total operating expenses	116,322	88,925	68,506	50,472	34,884
Income from operations	72,000	59,600	44,890	34,455	20,963
Net interest income/(expenses)	206	331	(51)	(542)	(2,425)
Income before income taxes	72,206	59,931	44,839	33,913	18,538
Provision for income taxes	27,716	23,159	17,388	13,199	1,473
Net income [1]	$ 44,490	$ 36,772	$ 27,451	$ 20,714	17,065
Pro forma income taxes [2]					5,694
Pro forma net income [2]					$ 11,371
Net income per share					
Basic	$ 2.80	$ 2.35	$ 1.79	$ 1.42	
Diluted	$ 2.77	$ 2.28	$ 1.73	$ 1.32	
Pro forma net income per share [3]					
Basic					$ 1.08
Diluted					$ 0.94
Weighted average shares [3]					
Basic	15,911	15,642	15,357	14,546	10,529
Diluted	16,082	16,149	15,853	15,712	12,066
OPERATING AND OTHER FINANCIAL DATA:					
Cash collections and commissions [4]	$ 261,357	$ 205,226	$ 160,546	$ 120,183	$ 81,198
Operating expenses to cash collections and commissions	45%	43%	43%	42%	43%
Return on equity [5]	20%	21%	20%	20%	25%
Acquisitions of finance receivables, at cost [6]	$ 112,406	$ 149,645	$ 61,165	$ 61,815	$ 42,382
Acquisitions of finance receivables, at face value	$ 7,788,158	$ 5,307,918	$ 3,340,434	$ 2,229,682	$ 1,966,296
Employees at period end:					
Total employees	1,291	1,110	948	798	581
Ratio of collection personnel to total employees [7]	88%	88%	89%	90%	88%

(1) At the time of our initial public offering, which commenced on November 8, 2002, we changed our legal structure from a limited liability company to a corporation. As a limited liability company we were not subject to Federal or state corporate income taxes. Therefore, net income does not give effect to taxes for all periods prior to our initial public offering.

(2) For comparison purposes, for periods prior to 2003 we have presented pro forma net income, which reflects income taxes assuming we had been a corporation since the time of our formation and assuming tax rates equal to the rates that would have been in effect had we been required to report tax expenses in such years. We believe that pro forma net income for periods prior to 2003 may be compared to net income for periods subsequent to 2002.

(3) For periods prior to 2003, pro forma net income per share assumes the Company had reorganized as a corporation since the beginning of the period presented.

(4) Includes both cash collected on finance receivables and commission fees received during the relevant period.

(5) Calculated by dividing net income for each year by average monthly stockholders' equity for the same year.

(6) Represents cash paid for finance receivables. It does not include certain capitalized costs or purchase price refunded by the seller due to the return of non-compliant accounts (also defined as buybacks). Non-compliant refers to the contractual representations and warranties provided for in the purchase and sale contract between the seller and us. These representations and warranties from the sellers generally cover account holders' death or bankruptcy and accounts settled or disputed prior to sale. The seller can replace or repurchase these accounts.

(7) Includes all collectors and all first-line collection supervisors at December 31.

Below is listed some key balance sheet data for the periods presented:

	As of December 31,				
	2006	2005	2004	2003	2002
(Dollars in thousands)					
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 25,101	$ 15,985	$ 24,513	$ 24,912	$ 11,989
Investments	-	-	23,950	-	5,950
Finance receivables, net	226,447	193,645	105,189	92,569	65,526
Total assets	293,378	247,772	175,176	126,394	88,288
Long-term debt	690	1,152	1,924	1,657	966
Total debt, including obligations under capital lease and revolving lines of credit	932	16,535	2,501	2,208	1,465
Total stockholders' equity	247,278	195,322	151,389	119,148	80,608

Below is listed the quarterly income statements for the years ended December 31, 2006 and 2005:

	For the Quarter Ended							
	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	Mar. 31, 2005
(Dollars in thousands, except per share data)								
INCOME STATEMENT DATA:								
Revenue:								
Income recognized on finance receivables	$ 41,830	$ 41,760	$ 40,394	$ 39,373	$ 34,614	$ 33,987	$ 33,823	$ 32,249
Commissions	7,129	6,076	5,791	5,968	4,712	3,518	2,093	3,529
Total revenue	48,959	47,836	46,185	45,341	39,326	37,505	35,916	35,778
Operating expenses:								
Compensation and employee services	15,160	14,550	14,335	14,096	11,841	11,216	10,415	10,861
Outside legal and other fees and services	10,757	10,582	9,740	9,060	7,811	7,417	7,575	7,162
Communications	1,483	1,475	1,304	1,614	1,211	1,116	1,040	1,058
Rent and occupancy	583	573	560	561	558	555	512	476
Other operating expenses	1,264	1,212	1,205	1,076	1,108	834	729	753
Depreciation and amortization	1,360	1,279	1,239	1,253	1,410	1,288	1,039	940
Total operating expenses	30,607	29,671	28,383	27,660	23,939	22,426	21,310	21,250
Income from operations	18,352	18,165	17,802	17,681	15,387	15,079	14,606	14,528
Net interest income (expense)	100	105	96	(95)	41	129	129	32
Income before income taxes	18,452	18,270	17,898	17,586	15,428	15,208	14,735	14,560
Provision for income taxes	7,038	7,027	6,795	6,856	5,980	5,866	5,673	5,640
Net income	$ 11,414	$ 11,243	$ 11,103	$ 10,730	$ 9,448	$ 9,342	$ 9,062	$ 8,920
Net income per share								
Basic	$ 0.72	$ 0.71	$ 0.70	$ 0.68	$ 0.60	$ 0.60	$ 0.58	$ 0.57
Diluted	$ 0.71	$ 0.70	$ 0.69	$ 0.67	$ 0.58	$ 0.58	$ 0.56	$ 0.55
Weighted average shares								
Basic	15,960	15,915	15,897	15,872	15,745	15,692	15,599	15,532
Diluted	16,106	16,071	16,085	16,065	16,196	16,173	16,074	16,152

Below is listed the quarterly balance sheet for the years ended December 31, 2006 and 2005:

	Quarter Ended							
	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	Mar. 31, 2005
(Dollars in thousands)								
BALANCE SHEET DATA:								
Assets								
Cash and cash equivalents	$ 25,101	$ 26,662	$ 25,205	$ 23,352	$ 15,985	$ 67,398	$ 68,515	$ 61,093
Finance receivables, net	226,447	211,763	197,438	189,847	193,645	117,246	114,838	107,344
Property and equipment, net	11,193	7,730	7,289	7,569	7,186	7,432	6,755	6,057
Income tax receivable	1,513	662	-	-	-	-	-	-
Goodwill	18,287	18,287	18,287	18,287	18,287	18,288	6,397	6,397
Intangible assets, net	6,754	7,321	7,888	8,456	9,023	9,777	5,429	5,874
Other assets	4,083	2,845	3,009	3,748	3,646	1,688	1,689	2,717
Total assets	$ 293,378	$ 275,270	$ 259,116	$ 251,259	$ 247,772	$ 221,829	$ 203,623	$ 189,482
Liabilities and Stockholders' Equity								
Liabilities								
Accounts payable	$ 2,891	$ 2,763	$ 1,536	$ 3,624	$ 2,333	$ 2,738	$ 313	$ 1,754
Accrued expenses	2,579	2,639	4,420	4,516	2,239	1,964	1,837	1,703
Income taxes payable	-	-	929	5,009	3,055	3,486	6,940	2,766
Accrued payroll and bonuses	6,245	6,091	4,039	3,657	5,943	5,535	4,865	3,128
Deferred tax liability	33,453	28,971	25,119	23,378	22,346	21,865	15,408	15,676
Revolving lines of credit	-	-	-	-	15,000	-	-	-
Long-term debt	690	807	922	1,035	1,152	1,269	1,669	1,797
Obligations under capital lease	242	276	310	345	382	428	477	526
Total liabilities	46,100	41,547	37,275	41,564	52,450	37,285	31,509	27,350
Stockholders' equity								
Common stock	160	159	159	159	158	157	156	156
Additional paid in capital	115,528	113,387	112,749	111,706	108,063	106,735	103,648	102,728
Retained earnings	131,590	120,177	108,933	97,830	87,101	77,652	68,310	59,248
Total stockholders' equity	247,278	233,723	221,841	209,695	195,322	184,544	172,114	162,132
Total liabilities and stockholders' equity	$ 293,378	$ 275,270	$ 259,116	$ 251,259	$ 247,772	$ 221,829	$ 203,623	$ 189,482

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

The following table sets forth certain operating data in dollars and as a percentage of total revenue for the years ended December 31, 2006, 2005 and 2004:

	2006		2005		2004	
Revenue:						
Income recognized on finance receivables	$ 163,357,323	86.7%	$ 134,674,344	90.7%	$ 106,254,441	93.7%
Commissions	24,964,444	13.3	13,850,805	9.3	7,141,796	6.3
Total revenue	188,321,767	100.0	148,525,149	100.0	113,396,237	100.0
Operating expenses:						
Compensation and employee services	58,141,684	30.9	44,332,298	29.8	36,620,054	32.3
Outside legal and other fees and services	40,139,272	21.3	29,964,999	20.2	21,407,570	18.9
Communications	5,875,815	3.1	4,424,080	3.0	3,638,144	3.2
Rent and occupancy	2,276,140	1.2	2,100,914	1.4	1,744,885	1.5
Other operating expenses	4,758,157	2.6	3,423,791	2.3	2,712,463	2.4
Depreciation and amortization	5,130,628	2.7	4,678,598	3.2	2,382,896	2.1
Total operating expenses	116,321,696	61.8	88,924,680	59.9	68,506,012	60.4
Income from operations	72,000,071	38.2	59,600,469	40.1	44,890,225	39.6
Interest income	584,092	0.3	611,490	0.4	222,718	0.2
Interest expense	(378,546)	(0.2)	(280,503)	(0.2)	(273,355)	(0.2)
Income before income taxes	72,205,617	38.3	59,931,456	40.4	44,839,588	39.5
Provision for income taxes	27,715,801	14.7	23,159,461	15.6	17,388,148	15.3
Net income	$ 44,489,816	23.6%	$ 36,771,995	24.8%	$ 27,451,440	24.2%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue

Total revenue was $188.3 million for the year ended December 31, 2006, an increase of $39.8 million or 26.8% compared to total revenue of $148.5 million for the year ended December 31, 2005.

Income Recognized on Finance Receivables

Income recognized on finance receivables was $163.4 million for the year ended December 31, 2006, an increase of $28.7 million or 21.3% compared to income recognized on finance receivables of $134.7 million for the year ended December 31, 2005. The majority of the increase was due to an increase in our cash collections on our owned defaulted consumer receivables to $236.4 million from $191.4 million, an increase of $45.0 million or 23.5%. Our amortization rate on owned portfolios for the year ended December 31, 2006 was 30.9% while for the year ended December 31, 2005 it was 29.6%. During the year ended December 31, 2006, we acquired defaulted consumer receivables portfolios with an aggregate face value amount of $7.8 billion at an original purchase price of $112.4 million. During the year ended December 31, 2005, we acquired defaulted consumer receivable portfolios with an aggregate face value of $5.3 billion at an original purchase price of $149.6 million. In any period, we acquire defaulted consumer receivables that can vary dramatically in their age, type and ultimate collectibility. We may pay significantly different purchase rates for purchased receivables within any period as a result of this quality fluctuation. As a result, the average purchase rate paid for any given period can fluctuate dramatically based on our particular buying activity in that period. However, regardless of the average purchase price, we intend to target a similar internal rate of return (after direct expenses) in pricing our portfolio acquisitions; therefore, the absolute rate paid is not necessarily relevant to estimated profitability of a period's buying.

Income recognized on finance receivables is shown net of valuation allowances recognized under SOP 03-3, which requires that a valuation allowance be taken for decreases in expected cash flows. For the year ended December 31, 2006 and 2005 we booked allowance charges of $1.1 million and $0.2 million, respectively.

Commissions

Commissions were $25.0 million for the year ended December 31, 2006, an increase of $11.1 million or 79.9% compared to commissions of $13.9 million for the year ended December 31, 2005. Commissions increased as a result of the addition of our RDS government processing and collection business in the third quarter of 2005 as well as increases in revenue in both our IGS fee-for-service business and our ARM contingent fee business compared to the prior year period.

Operating Expenses

Total operating expenses were $116.3 million for the year ended December 31, 2006, an increase of $27.4 million or 30.8% compared to total operating expenses of $88.9 million for the year ended December 31, 2005. Total operating expenses, including compensation expenses, were 44.5% of cash receipts for the year ended December 31, 2006 compared with 43.3% for the same period in 2005.

Compensation and Employee Services

Compensation and employee services expenses were $58.1 million for the year ended December 31, 2006, an increase of $13.8 million or 31.2% compared to compensation and employee services expenses of $44.3 million for the year ended December 31, 2005. Compensation and employee services expenses increased as total employees grew from 1,110 at December 31, 2005 to 1,291 at December 31, 2006. Additionally, existing employees received normal salary increases. Compensation and employee services expenses as a percentage of cash receipts excluding sales increased to 22.3% for the year ended December 31, 2006 from 21.6% of cash receipts excluding sales for the same period in 2005 as a result of increased collector headcount as well as increases in salaries related to the hiring of non-collection personnel including several key new employees in our information technology department.

Outside Legal and Other Fees and Services

Outside legal and other fees and services expenses were $40.1 million for the year ended December 31, 2006, an increase of $10.1 million or 33.7% compared to outside legal and other fees and services expenses of $30.0 million for the year ended December 31, 2005. Of the $10.1 million increase, $1.0 million was attributable to increases in outside fees and services, $1.8 million was attributable to increases in agency fees mainly incurred by our IGS subsidiary, $0.5 million was attributable to increases in credit bureau fees and $0.7 million was attributable in increases in corporate legal expenses which included legal fees incurred as a result of the investigation requested by the audit committee that occurred during the third quarter of 2006. The remaining $6.1 million of the increase was attributable to the increased cash collections resulting from the increased number of accounts referred to independent contingent fee attorneys. This increase is consistent with the growth we experienced in our portfolio of defaulted consumer receivables and a portfolio management strategy implemented in mid-2002. This strategy resulted in us referring to the legal suit process more unsuccessfully liquidated accounts that have an identified means of repayment but that are nearing their legal statute of limitations, than had been referred historically. Legal cash collections represented 32.2% of total cash collections for the year ended December 31, 2006, compared to 33.1% for the year ended December 31, 2005. Total legal expenses for the year ended December 31, 2006 were 37.4% of legal cash collections compared to 35.1% for the year ended December 31, 2005.

Communications

Communications expenses were $5.9 million for the year ended December 31, 2006, an increase of $1.5 million or 34.1% compared to communications expenses of $4.4 million for the year ended December 31, 2005. The increase was attributable to growth in mailings and higher telephone expenses incurred to collect on a greater number of defaulted consumer receivables owned and serviced. Mailings were responsible for 80.0% or $1.2 million of this increase, while the remaining 20.0% or $0.3 million was attributable to higher phone charges.

Rent and Occupancy

Rent and occupancy expenses were $2.3 million for the year ended December 31, 2006, an increase of $175,000 or 8.3% compared to rent and occupancy expenses of $2.1 million for the year ended December 31, 2005. The increases were mainly attributable to the commencement of our RDS business, the opening of our new IGS location which opened in April 2005 and higher utility and other occupancy charges generally. Of the $175,000 increase in 2006, the new RDS location accounted for $89,000 of the increase, the new IGS space accounted for $42,000 of the increase and utility and other occupancy charges accounted for $64,000 of the increase. This was partially offset by a $20,000 decrease in storage and other facility charges.

Other Operating Expenses

Other operating expenses were $4.8 million for the year ended December 31, 2006, an increase of $1.4 million or 41.2% compared to other operating expenses of $3.4 million for the year ended December 31, 2005. The increase was due to increases in travel and meals, miscellaneous expenses, hiring expenses, repairs and maintenance, taxes fees and licenses and other expenses. Travel and meals increased by $456,000, miscellaneous expenses increased by $368,000, hiring expenses increased by $226,000, repairs and maintenance increased by $148,000, taxes, fees and licenses increased by $111,000 and other expenses increased by $82,000.

Depreciation and Amortization

Depreciation and amortization expenses were $5.1 million for the year ended December 31, 2006, an increase of $0.4 million or 8.5% compared to depreciation and amortization expenses of $4.7 million for the year ended December 31, 2005. The increase was attributable to expenditures for the RDS expansion and the new Jackson, Tennessee facility in 2006, as well as continued capital expenditures on equipment, software and computers related to our growth and systems upgrades.

Interest Income

Interest income was $584,000 for the year ended December 31, 2006, a decrease of $27,000 or 4.4% compared to interest income of $611,000 for the year ended December 31, 2005. This decrease is the result of the investment of larger balances in higher yielding auction rate certificates and tax exempt money market accounts in 2005 than in 2006.

Interest Expense

Interest expense was $379,000 for the year ended December 31, 2006, an increase of $98,000 or 34.9% compared to interest expense of $281,000 for the year ended December 31, 2005. The increase is due to a higher unused line fee under the new revolving credit arrangement offset by a decrease due to lower balances on our long-term debt and obligations under capital leases.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue

Total revenue was $148.5 million for the year ended December 31, 2005, an increase of $35.1 million or 31.0% compared to total revenue of $113.4 million for the year ended December 31, 2004.

Income Recognized on Finance Receivables

Income recognized on finance receivables was $134.7 million for the year ended December 31, 2005, an increase of $28.4 million or 26.7% compared to income recognized on finance receivables of $106.3 million for the year ended December 31, 2004. The majority of the increase was due to an increase in our cash collections on our owned defaulted consumer receivables to $191.4 million from $153.4 million, an increase of 24.8%. Our amortization rate on owned portfolios for the year ended December 31, 2005 was 29.6% while for the year ended December 31, 2004 it was 30.7%. During the year ended December 31, 2005, we acquired defaulted consumer receivables portfolios with an aggregate face value amount of $5.3 billion at an original purchase price of $149.6

million, of which more than 60% was purchased in the fourth quarter. During the year ended December 31, 2004, we acquired defaulted consumer receivable portfolios with an aggregate face value of $3.3 billion at an original purchase price of $61.2 million. In any period, we acquire defaulted consumer receivables that can vary dramatically in their age, type and ultimate collectibility. We may pay significantly different purchase rates for purchased receivables within any period as a result of this quality fluctuation. As a result, the average purchase rate paid for any given period can fluctuate dramatically based on our particular buying activity in that period. However, regardless of the average purchase price, we intend to target a similar internal rate of return (after direct expenses) in pricing our portfolio acquisitions; therefore, the absolute rate paid is not necessarily relevant to estimated profitability of a period's buying.

Income recognized on finance receivables is shown net of valuation allowances recognized under SOP 03-3, which requires that a valuation allowance be taken for decreases in expected cash flows. For the year ended December 31, 2005 we booked an allowance charge of $200,000. For the year ended December 31, 2004 we accounted for defaulted consumer receivables under Practice Bulletin 6, which allowed lowering of yields for decreases in expected cash flows, and therefore no valuation allowances were recognized.

Commissions

Commissions were $13.9 million for the year ended December 31, 2005, an increase of $6.8 million or 95.8% compared to commissions of $7.1 million for the year ended December 31, 2004. Commissions increased as a result of the additions of our IGS fee-for-service business in the fourth quarter of 2004 and our RDS government processing and collection business in the third quarter of 2005, as well as a slight increase in revenue generated by our ARM contingent fee business compared to the prior year period.

Operating Expenses

Total operating expenses were $88.9 million for the year ended December 31, 2005, an increase of $20.4 million or 29.8% compared to total operating expenses of $68.5 million for the year ended December 31, 2004. Total operating expenses, including compensation expenses, were 43.3% of cash receipts for the year ended December 31, 2005 compared with 42.7% for the same period in 2004.

Compensation and Employee Services

Compensation and employee services expenses were $44.3 million for the year ended December 31, 2005, an increase of $7.7 million or 21.0% compared to compensation and employee services expenses of $36.6 million for the year ended December 31, 2004. Compensation and employee services expenses increased as total employees grew from 948 at December 31, 2004 to 1,110 at December 31, 2005. Additionally, existing employees received normal salary increases. Compensation and employee services expenses as a percentage of cash receipts excluding sales decreased to 21.6% for the year ended December 31, 2005 from 22.8% of cash receipts excluding sales for the same period in 2004.

Outside Legal and Other Fees and Services

Outside legal and other fees and services expenses were $30.0 million for the year ended December 31, 2005, an increase of $8.6 million or 40.2% compared to outside legal and other fees and services expenses of $21.4 million for the year ended December 31, 2004. The increase was attributable to the increased cash collections resulting from the increased number of accounts placed with independent contingent fee attorneys. This increase is consistent with the growth we experienced in our portfolio of defaulted consumer receivables and a portfolio management strategy implemented in mid-2002. This strategy resulted in us referring to the legal suit process more unsuccessfully liquidated accounts that have an identified means of repayment but that are nearing their legal statute of limitations, than had been referred historically. Legal cash collections represented 33.1% of total cash collections for the year ended December 31, 2005, up from 30.2% for the year ended December 31, 2004. Total legal expenses for the year ended December 31, 2005 were 35.1% of legal cash collections compared to 34.5% for the year ended December 31, 2004.

Communications

Communications expenses were $4.4 million for the year ended December 31, 2005, an increase of $786,000 or 21.8% compared to communications expenses of $3.6 million for the year ended December 31, 2004. The increase was attributable to growth in mailings and higher telephone expenses incurred to collect on a greater number of defaulted consumer receivables owned and serviced. Mailings were responsible for 94.9% or $746,000 of this increase, while the remaining 5.1% or $40,000 was attributable to higher phone charges.

Rent and Occupancy

Rent and occupancy expenses were $2.1 million for the year ended December 31, 2005, an increase of $356,000 or 20.9% compared to rent and occupancy expenses of $1.7 million for the year ended December 31, 2004. The increases were mainly attributable to rent escalations at our Norfolk, Virginia location, the commencement of our RDS business, the opening of our new IGS location which opened in April 2005 and higher utility and other occupancy charges generally. Of the $356,000 increase in 2005, the new IGS space accounted for $188,000 of the increase, the Norfolk rent escalations accounted for $81,000 of the increase, the new RDS location accounted for $33,000 and utility and other occupancy charges accounted for $72,000 of the increase. This was offset by a decrease of $18,000 related to the Virginia Beach, Virginia administrative space that was vacated in January 2004 and other storage spaces.

Other Operating Expenses

Other operating expenses were $3.4 million for the year ended December 31, 2005, an increase of $712,000 or 26.3% compared to other operating expenses of $2.7 million for the year ended December 31, 2004. The increase was due to increases in taxes, fees and licenses, travel and meals, advertising and marketing, repairs and maintenance, insurance expenses and other miscellaneous expenses. Taxes, fees and licenses increased by $184,000, travel and meals increased by $179,000, advertising and marketing increased by $111,000, repairs and maintenance expenses increased by $42,000, insurance expenses increased by $58,000 and other expense items increased by $138,000.

Depreciation and Amortization

Depreciation and amortization expenses were $4.7 million for the year ended December 31, 2005, an increase of $2.3 million or 95.8% compared to depreciation and amortization expenses of $2.4 million for the year ended December 31, 2004. The increase was attributable to the depreciation and amortization of the acquired assets of IGS and RDS and the continued capital expenditures on equipment, software and computers related to our growth and systems upgrades. The amortization of the IGS and RDS intangible assets accounted for $1.8 million of the increase while the remaining increase of $0.5 million resulted from continued capital expenditures on equipment, software and computers.

Interest Income

Interest income was $611,000 for the year ended December 31, 2005, an increase of $388,000 or 174.0% compared to interest income of $223,000 for the year ended December 31, 2004. This increase is the result of the investment of larger balances in higher yielding auction rate certificates and tax exempt money market accounts in 2005 than in 2004.

Interest Expense

Interest expense was $281,000 for the year ended December 31, 2005, an increase of $8,000 or 2.9% compared to interest expense of $273,000 for the year ended December 31, 2004. The increase is due to a higher unused line fee under the new revolving credit arrangement offset by a decrease due to lower balances on our long-term debt and obligations under capital leases.

Supplemental Performance Data

Owned Portfolio Performance:

The following tables show certain data related to our owned portfolio. These tables describe the purchase price, cash collections and related multiples. Further, these tables disclose our entire portfolio, the portfolio of purchased bankrupt accounts only and our entire portfolio less the impact of our purchased bankrupt accounts. The accounts represented in the purchased bankruptcy tables are those accounts that were bankrupt at the time of purchase. This contrasts with accounts that file bankruptcy after we purchase them.

($ in thousands)

Entire Portfolio

Purchase Period	Purchase Price[1]	Unamortized Purchase Price Balance at December 31, 2006 [2]	Percentage of Purchase Price Remaining Unamortized at December 31, 2006 [3]	Actual Cash Collections Including Cash Sales	Estimated Remaining Collections [4]	Total Estimated Collections [5]	Total Estimated Collections to Purchase Price [6]
1996	$3,080	$0	0%	$9,713	$57	$9,770	317%
1997	$7,685	$0	0%	$23,898	$203	$24,101	314%
1998	$11,089	$0	0%	$34,340	$346	$34,686	313%
1999	$18,898	$0	0%	$60,922	$1,151	$62,073	328%
2000	$25,016	$0	0%	$96,049	$3,663	$99,712	399%
2001	$33,468	$457	1%	$140,777	$11,549	$152,326	455%
2002	$42,280	$1,909	5%	$144,310	$17,684	$161,994	383%
2003	$61,461	$8,248	13%	$170,381	$40,950	$211,331	344%
2004	$59,331	$15,384	26%	$104,924	$57,948	$162,872	275%
2005	$143,366	$101,243	71%	$94,113	$211,636	$305,749	213%
2006	$109,671	$99,206	90%	$22,971	$208,034	$231,005	211%

Purchased Bankruptcy only Portfolio

Purchase Period	Purchase Price[1]	Unamortized Purchase Price Balance at December 31, 2006 [2]	Percentage of Purchase Price Remaining Unamortized at December 31, 2006 [3]	Actual Cash Collections Including Cash Sales	Estimated Remaining Collections [4]	Total Estimated Collections [5]	Total Estimated Collections to Purchase Price [6]
1996	$0	$0	0%	$0	$0	$0	0%
1997	$0	$0	0%	$0	$0	$0	0%
1998	$0	$0	0%	$0	$0	$0	0%
1999	$0	$0	0%	$0	$0	$0	0%
2000	$0	$0	0%	$0	$0	$0	0%
2001	$0	$0	0%	$0	$0	$0	0%
2002	$0	$0	0%	$0	$0	$0	0%
2003	$0	$0	0%	$0	$0	$0	0%
2004	$7,472	$2,937	39%	$9,253	$6,603	$15,856	212%
2005	$29,358	$16,176	55%	$19,278	$22,298	$41,576	142%
2006	$18,650	$13,330	71%	$5,608	$20,367	$25,975	139%

Entire Portfolio less Purchased Bankruptcy Portfolio

Purchase Period	Purchase Price[1]	Unamortized Purchase Price Balance at December 31, 2006 [2]	Percentage of Purchase Price Remaining Unamortized at December 31, 2006 [3]	Actual Cash Collections Including Cash Sales	Estimated Remaining Collections [4]	Total Estimated Collections [5]	Total Estimated Collections to Purchase Price [6]
1996	$3,080	$0	0%	$9,713	$57	$9,770	317%
1997	$7,685	$0	0%	$23,898	$203	$24,101	314%
1998	$11,089	$0	0%	$34,340	$346	$34,686	313%
1999	$18,898	$0	0%	$60,922	$1,151	$62,073	328%
2000	$25,016	$0	0%	$96,049	$3,663	$99,712	399%
2001	$33,468	$457	1%	$140,777	$11,549	$152,326	455%
2002	$42,280	$1,909	5%	$144,310	$17,684	$161,994	383%
2003	$61,461	$8,248	13%	$170,381	$40,950	$211,331	344%
2004	$51,859	$12,447	24%	$95,671	$51,345	$147,016	283%
2005	$114,008	$85,067	75%	$74,835	$189,338	$264,173	232%
2006	$91,021	$85,876	94%	$17,363	$187,667	$205,030	225%

(1) Purchase price refers to the cash paid to a seller to acquire defaulted consumer receivables, plus certain capitalized costs, less the purchase price refunded by the seller due to the return of non-compliant accounts (also defined as buybacks). Non-compliant refers to the contractual representations and warranties provided for in the purchase and sale contract between the seller and us. These representations and warranties from the sellers generally cover account holders' death or bankruptcy and accounts settled or disputed prior to sale. The seller can replace or repurchase these accounts.

(2) Unamortized purchase price balance refers to the purchase price less amortization over the life of the portfolio.

(3) Percentage of purchase price remaining unamortized refers to the amount of unamortized purchase price divided by the purchase price.

(4) Estimated remaining collections refers to the sum of all future projected cash collections on our owned portfolios.

(5) Total estimated collections refers to the actual cash collections, including cash sales, plus estimated remaining collections.

(6) Total estimated collections to purchase price refers to the total estimated collections divided by the purchase price.

The following graph shows the purchase price of our owned portfolios by year beginning in 1996. The purchase price number represents the cash paid to the seller to acquire defaulted consumer receivables, plus certain capitalized costs, less the purchase price refunded by the seller due to the return of non-compliant accounts.


Portfolio Purchases by Year
$160,000,000
$140,000,000
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$-
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

We utilize a long-term approach to collecting our owned portfolios of receivables. This approach has historically caused us to realize significant cash collections and revenues from purchased portfolios of finance receivables years after they are originally acquired. As a result, we have in the past been able to temporarily reduce our level of current period acquisitions without a corresponding negative current period impact on cash collections and revenue.

The following tables, which exclude any proceeds from cash sales of finance receivables, demonstrates our ability to realize significant multi-year cash collection streams on our owned portfolios.

Cash Collections By Year, By Year of Purchase - Entire Portfolio

($ in thousands)

Purchase Period	Purchase Price	Cash Collection Period 1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	Total
1996	$ 3,060	$ 548	$ 2,484	$ 1,890	$ 1,348	$ 1,025	$ 730	$ 496	$ 398	$ 285	$ 210	$ 237	$ 9,651
1997	7,685	-	2,507	5,215	4,069	3,347	2,630	1,829	1,324	1,022	860	597	$ 23,400
1998	11,069	-	-	3,776	6,607	6,398	5,152	3,948	2,797	2,200	1,811	1,415	$ 34,304
1999	18,898	-	-	-	5,138	13,069	12,090	9,598	7,336	5,615	4,352	3,032	$ 60,230
2000	25,016	-	-	-	-	6,894	19,498	19,478	16,628	14,096	10,924	8,067	$ 95,587
2001	33,468	-	-	-	-	-	13,048	28,831	28,003	26,717	22,639	16,048	$ 135,285
2002	42,280	-	-	-	-	-	-	15,073	36,258	35,742	32,497	24,729	$ 144,299
2003	61,461	-	-	-	-	-	-	-	24,308	49,706	52,640	43,726	$ 170,382
2004	59,331	-	-	-	-	-	-	-	-	18,019	46,475	40,424	$ 104,918
2005	143,366	-	-	-	-	-	-	-	-	-	18,968	75,145	$ 94,113
2006	109,671	-	-	-	-	-	-	-	-	-	-	22,971	$ 22,971
Total	$ 515,346	$ 548	$ 4,991	$ 10,681	$ 17,362	$ 30,733	$ 53,148	$ 79,253	$ 117,052	$ 153,404	$ 191,376	$ 236,393	$ 895,141

Cash Collections By Year, By Year of Purchase - Bankruptcy only Portfolio

($ in thousands)

Purchase Period	Purchase Price	Cash Collection Period 1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	Total
1996	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
1997	-	-	-	-	-	-	-	-	-	-	-	-	$ -
1998	-	-	-	-	-	-	-	-	-	-	-	-	$ -
1999	-	-	-	-	-	-	-	-	-	-	-	-	$ -
2000	-	-	-	-	-	-	-	-	-	-	-	-	$ -
2001	-	-	-	-	-	-	-	-	-	-	-	-	$ -
2002	-	-	-	-	-	-	-	-	-	-	-	-	$ -
2003	-	-	-	-	-	-	-	-	-	-	-	-	$ -
2004	7,472	-	-	-	-	-	-	-	-	743	4,554	3,956	$ 9,253
2005	29,358	-	-	-	-	-	-	-	-	-	3,777	15,500	$ 19,277
2006	18,650	-	-	-	-	-	-	-	-	-	-	5,608	$ 5,606
Total	$ 55,481	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 743	$ 8,331	$ 25,064	$ 34,136

Cash Collections By Year, By Year of Purchase - Entire Portfolio less Bankruptcy

($ in thousands)

Purchase Period	Purchase Price	Cash Collection Period 1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	Total
1996	$ 3,060	$ 548	$ 2,484	$ 1,890	$ 1,348	$ 1,025	$ 730	$ 496	$ 398	$ 285	$ 210	$ 237	$ 9,651
1997	7,685	-	2,507	5,215	4,069	3,347	2,630	1,829	1,324	1,022	860	597	$ 23,400
1998	11,069	-	-	3,776	6,607	6,398	5,152	3,948	2,797	2,200	1,811	1,415	$ 34,304
1999	18,898	-	-	-	5,138	13,069	12,090	9,598	7,336	5,615	4,352	3,032	$ 60,230
2000	25,016	-	-	-	-	6,894	19,498	19,478	16,628	14,096	10,924	8,067	$ 95,587
2001	33,468	-	-	-	-	-	13,048	28,831	28,003	26,717	22,639	16,048	$ 135,286
2002	42,280	-	-	-	-	-	-	15,073	36,258	35,742	32,497	24,729	$ 144,299
2003	61,461	-	-	-	-	-	-	-	24,308	49,706	52,640	43,728	$ 170,382
2004	51,859	-	-	-	-	-	-	-	-	17,276	41,921	36,468	$ 95,665
2005	114,008	-	-	-	-	-	-	-	-	-	15,191	59,645	$ 74,836
2006	91,021	-	-	-	-	-	-	-	-	-	-	17,363	$ 17,363
Total	$ 459,865	$ 548	$ 4,991	$ 10,681	$ 17,362	$ 30,733	$ 53,148	$ 79,253	$ 117,052	$ 152,661	$ 183,045	$ 211,329	$ 861,003

When we acquire a new portfolio of finance receivables, our estimates typically result in a 84-96 month projection of cash collections. The following chart shows our historical cash collections (including cash sales of finance receivables) in relation to the aggregate of the total estimated collection projections made at the time of each respective pool purchase.



Actual Cash Collections and Cash Sales vs. Original Projections
($ in millions)
Actual Cash Collections
Original Projections
$1,000.0
$900.0
$800.0
$700.0
$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$0.0
Jan-98
May-98
Sep-98
Jan-99
May-99
Sep-99
Jan-00
May-00
Sep-00
Jan-01
May-01
Sep-01
Jan-02
May-02
Sep-02
Jan-03
May-03
Sep-03
Jan-04
May-04
Sep-04
Jan-05
May-05
Sep-05
Jan-06
May-06
Sep-06

Owned Portfolio Personnel Performance:

We measure the productivity of each collector each month, breaking results into groups of similarly tenured collectors. The following three tables display various productivity measures that we track.

Collector by Tenure

Tenure at	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
One year +(1)	210	241	298	327	340
Less than one year (2)	223	338	349	364	375
Total(2)	433	579	647	691	715

(1) Calculated based on actual employees (collectors) with one year of service or more.
(2) Calculated using total hours worked by all collectors, including those in training to produce a full time equivalent "FTE."

Monthly Cash Collections by Tenure(1)

Average performance	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
One year + (2)	$16,927	$18,158	$17,129	$16,694	$18,024
Less than one year(3)	8,689	8,303	9,363	8,491	8,533

(1) Cash collection numbers include only accounts assigned to collectors. Significant cash collections do occur on "unassigned" accounts.
(2) Calculated using average YTD monthly cash collections of all collectors with one year or more of tenure.
(3) Calculated using weighted average YTD monthly cash collections of all collectors with less than one year of tenure, including those in training.

Cash Collections per Hour Paid(1)

Average performance	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Total cash collections	$96.37	$108.27	$117.59	$133.39	$146.03
Non-legal cash collections	$77.72	$80.10	$82.06	$89.25	$99.06

(1) Cash collections (assigned and unassigned) divided by total hours paid (including holiday, vacation and sick time) to all collectors (including those in training).

Cash collections have substantially exceeded revenue in each quarter since our formation. The following chart illustrates the consistent excess of our cash collections on our owned portfolios over income recognized on finance receivables on a quarterly basis. The difference between cash collections and income recognized on finance receivables is referred to as payments applied to principal. It is also referred to as amortization of purchase price. This amortization is the portion of cash collections that is used to recover the cost of the portfolio investment represented on the Balance Sheet.


Cash Collections(1) vs. Income Recognized on Finance Receivables
($ in millions)
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
Cash Collections
Payments applied to principal or "amortization of purchase price"
Income recognized on finance receivables
Q1-98 Q2-98 Q3-98 Q4-98 Q1-99 Q2-99 Q3-99 Q4-99 Q1-00 Q2-00 Q3-00 Q4-00 Q1-01 Q2-01 Q3-01 Q4-01 Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05 Q4-05 Q1-06 Q2-06 Q3-06 Q4-06

(1) Includes cash collections on finance receivables only. Excludes commissions and cash proceeds from sales of defaulted consumer receivables.

Seasonality

We depend on the ability to collect on our owned and serviced defaulted consumer receivables. Collections tend to be higher in the first and second quarters of the year and lower in the third and fourth quarters of the year, due to consumer payment patterns in connection with seasonal employment trends, income tax refunds and holiday spending habits. Historically, our growth has partially masked the impact of this seasonality.


Quarterly Cash Collections(1)
($ in millions)
$65.0
$60.0
$55.0
$50.0
$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$-
Q1-98 Q2-98 Q3-98 Q4-98 Q1-99 Q2-99 Q3-99 Q4-99 Q1-00 Q2-00 Q3-00 Q4-00 Q1-01 Q2-01 Q3-01 Q4-01 Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05 Q4-05 Q1-06 Q2-06 Q3-06 Q4-06

(1) Includes cash collections on finance receivables only. Excludes commission fees and cash proceeds from sales of defaulted consumer receivables.

The following table shows the changes in finance receivables, including the amounts paid to acquire new portfolios.

	2006	2005	2004
Balance at beginning of period	$ 193,644,670	$ 105,188,906	$ 92,568,557
Acquisitions of finance receivables, net of buybacks [1]	105,838,296	145,157,090	59,770,354
Cash collections applied to principal on finance receivables [2]	(73,035,471)	(56,701,326)	(47,150,005)
Balance at end of period	$ 226,447,495	$ 193,644,670	$ 105,188,906
Estimated Remaining Collections ("ERC")[3]	$ 553,222,894	$ 492,924,998	$ 308,111,355

---

(1) Agreements to purchase receivables typically include general representations and warranties from the sellers covering account holders' death or bankruptcy and accounts settled or disputed prior to sale. The seller can replace or repurchase these accounts. We refer to repurchased accounts as buybacks. We also capitalize certain acquisition related costs.

(2) Cash collections applied to principal (also referred to as amortization) on finance receivables consists of cash collections less income recognized on finance receivables, net of allowance charges.

(3) Estimated Remaining Collections refers to the sum of all future projected cash collections on our owned portfolios. ERC is not a balance sheet item, however, it is provided here for informational purposes.

Liquidity and Capital Resources

Historically, our primary sources of cash have been cash flows from operations, bank borrowings and equity offerings. Cash has been used for acquisitions of finance receivables, corporate acquisitions, repayments of bank borrowings, purchases of property and equipment and working capital to support our growth.

We believe that funds generated from operations, together with existing cash and available borrowings under our credit agreement will be sufficient to finance our current operations, planned capital expenditure requirements and internal growth at least through the next twelve months. However, we could require additional debt or equity financing if we were to make any other significant acquisitions requiring cash during that period.

Cash generated from operations is dependent upon our ability to collect on our defaulted consumer receivables. Many factors, including the economy and our ability to hire and retain qualified collectors and managers, are essential to our ability to generate cash flows. Fluctuations in these factors that cause a negative impact on our business could have a material impact on our expected future cash flows.

Our operating activities provided cash of $59.5 million, $57.9 million and $49.3 million for the years ended December 31, 2006, 2005 and 2004, respectively. In these periods, cash from operations was generated primarily from net income earned through cash collections and commissions received. Net income increased to $44.5 million for the year ended December 31, 2006 from $36.8 million for the year ended December 31, 2005 and $27.5 million for the year ended December 31, 2004. In addition, we realized tax benefits derived from share-based compensation of $2.2 million in 2005 and $1.1 million in 2004. In 2006, in accordance with the adoption of Financial Accounting Standards Board ("FASB") statement No. 123(R), "Share-Based Payment" ("SFAS 123R") the benefit derived from share-based compensation was reclassified to financing activities.

Our investing activities used cash of $39.7 million, $83.0 million and $50.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. Cash used in investing activities is primarily driven by acquisitions of defaulted consumer receivables, purchases of property and equipment and purchases of auction rate certificates and variable rate demand notes. In addition, in 2005, we purchased the assets of Alatax, Inc. for $15.0 million in cash including acquisition costs and, in 2004, we purchased the assets of IGS Nevada, Inc. for $12.1 million in cash including acquisition costs. Cash provided by investing activities is primarily driven by cash collections applied to principal on finance receivables and the sale of auction rate certificates and variable rate demand notes.

Our financing activities used cash of $10.7 million in 2006, and provided cash of $16.6 million and $1.1 million for the years ended December 31, 2005 and 2004, respectively. Cash provided by financing activities was generated primarily from draws on lines of credit and proceeds from long-term debt. Also, in accordance with the adoption of SFAS 123R on January 1, 2006, the benefit derived from share-based compensation was $2.4 million in 2006. This was previously classified in operating activities. In addition, the exercise of stock options and stock warrants generated cash from financing activities of $2.5 million for the year ended December 31, 2006, $2.6 million for the year ended December 31, 2005 and $1.1 million for the year ended December 31, 2004. Cash used by financing activities was primarily driven by payments on lines of credit, long-term debt and capital lease obligations.

Cash paid for interest expense was approximately $411,000, $281,000 and $273,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The majority of interest expenses were paid on our revolving lines of credit, capital lease obligations and other long-term debt.

On November 29, 2005, we entered into a Loan and Security Agreement for a revolving line of credit jointly offered by Bank of America, N.A. and Wachovia Bank, National Association. This agreement was amended on May 9, 2006 to include RBC Centura Bank as an additional lender. The agreement is a revolving line of credit in an amount equal to the lesser of $75,000,000 or 20% of our estimated remaining collections of all its eligible asset pools. The new line of credit replaces our previous $25,000,000 credit facility with RBC Centura Bank, which was terminated on November 28, 2005. Borrowings under the new revolving credit facility bear interest at a floating rate equal to the LIBOR Market Index Rate plus 1.75% and expires on November 29, 2008. The loan is collateralized by substantially all of our tangible and intangible assets. The agreement provides for:

- restrictions on monthly borrowings are limited to 20% of Estimated Remaining Collections;
- a funded debt to EBITDA ratio of less than 1.0 to 1.0 calculated on a rolling twelve-month average;
- tangible net worth of at least 100% of prior quarter tangible net worth plus 25% of cumulative positive net income since the end of such fiscal quarter, plus 100% of the net proceeds from any equity offering; and
- restrictions on change of control.

This facility had no amounts outstanding at December 31, 2006. As of December 31, 2006 we are in compliance with all of the covenants of this agreement.

As of December 31, 2006 there are three loans outstanding. On February 20, 2002, one of our subsidiaries entered into an arrangement for a $500,000 commercial loan in order to finance construction of a parking lot at our Norfolk, Virginia location. This loan bears interest at a fixed rate of 6.47% and matures on September 1, 2007. On May 1, 2003, we entered into a commercial loan agreement in the amount of $975,000 to finance equipment purchases for our Hampton, Virginia location. This loan bears interest at a fixed rate of 4.25% and matures on May 1, 2008. On January 9, 2004, we entered into a commercial loan agreement in the amount of $750,000 to finance equipment purchases at our newly leased Norfolk facility. This loan bears interest at a fixed rate of 4.45% and matures on January 1, 2009. The loans are collateralized by the related asset and require us to maintain net worth greater than $20 million and a cash flow coverage ratio of at least 1.5 to 1.0 calculated on a rolling twelve-month average. As of December 31, 2006 we are in compliance with all of the covenants of these agreements.

Contractual Obligations

The following summarizes our contractual obligations that exist as of December 31, 2006:

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Operating Leases	$ 15,087,181	$ 2,243,392	$ 4,891,519	$ 4,044,540	$ 3,907,730
Long-Term Debt	717,287	463,229	254,058	-	-
Capital Lease Obligations	254,186	148,539	105,647	-	-
Purchase Commitments (1)	21,162,211	20,999,373	162,838	-	-
Employment Agreements	8,567,063	4,580,268	3,986,795	-	-
Total	$ 45,787,928	$ 28,434,801	$ 9,400,857	$ 4,044,540	$ 3,907,730

(1) The Purchase Commitments' amount includes the maximum remaining amount to be purchased under forward flow contracts for the purchase of charged-off consumer debt in the amount of $18.3 million.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements as defined by Regulation S-K 303(a)(4) promulgated under the Securities Exchange Act of 1934.

Recent Accounting Pronouncements

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards ('SFAS") No. 123(R), "Share-Based Payment". SFAS 123R revises SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. In addition to revising SFAS 123, SFAS 123R supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS 123R applies to all stock-based compensation transactions in which a company acquires services by (1) issuing its stock or other equity instruments, except through arrangements resulting from employee stock-ownership plans (ESOPs) or (2) incurring liabilities that are based on the company's stock price. SFAS 123R is effective for fiscal years that began after June 15, 2005. We believe that all of our existing stock-based awards are equity instruments. We previously adopted SFAS 123 on January 1, 2002 and have been expensing equity based compensation since that time. We adopted SFAS 123R on January 1, 2006. The adoption of SFAS123R had no material impact on our financial statements.

On July 13, 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition: the enterprise determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. We will be required to adopt the provisions of FIN 48 with respect to all of our tax positions as of January 1, 2007. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings on January 1, 2007. We have estimated the impact of adopting FIN 48 to be an immaterial adjustment to retained earnings with a corresponding offset to liabilities.

On September 13, 2006, the SEC issued Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material and therefore must be quantified. SAB 108 is effective for fiscal years ending on or after November 15, 2006. We believe SAB 108 will have no material impact on our financial statements.

On September 15, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact SFAS 157 will have on our financial statements.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles and our discussion and analysis of our financial condition and results of operations require our management to make judgments, assumptions, and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Note 2 of the Notes to Consolidated Financial Statements of this Form 10-K describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

Management believes our critical accounting policies and estimates are those related to revenue recognition, valuation of acquired intangibles and goodwill and income taxes. Management believes these policies to be critical because they are both important to the portrayal of our financial condition and results, and they require management to make judgments and estimates about matters that are inherently uncertain. Our senior management has reviewed these critical accounting policies and related disclosures with the Audit Committee of our Board of Directors.

Revenue Recognition

We acquire accounts that have experienced deterioration of credit quality between origination and our acquisition of the accounts. The amount paid for an account reflects our determination that it is probable we will be unable to collect all amounts due according to the account's contractual terms. At acquisition, we review each account to determine whether there is evidence of deterioration of credit quality since origination and if it is probable that we will be unable to collect all amounts due according to the account's contractual terms. If both conditions exist, we determine whether each such account is to be accounted for individually or whether such accounts will be assembled into pools based on common risk characteristics. We consider expected prepayments and estimate the amount and timing of undiscounted expected principal, interest and other cash flows for each acquired portfolio and subsequently aggregated pools of accounts. We determine the excess of the pool's scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted (nonaccretable difference) based on our proprietary acquisition models. The remaining amount, representing the excess of the account's cash flows expected to be collected over the amount paid, is accreted into income recognized on finance receivables over the remaining life of the account or pool (accretable yield).

Prior to January 1, 2005, we accounted for our investment in finance receivables using the interest method under the guidance of Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans." Effective

January 1, 2005, we adopted and began to account for our investment in finance receivables using the interest method under the guidance of SOP 03-3, "Accounting for Loans or Certain Securities Acquired in a Transfer." For loans acquired in fiscal years beginning prior to December 15, 2004, Practice Bulletin 6 is still effective; however, Practice Bulletin 6 was amended by SOP 03-3 as described further in this note. For loans acquired in fiscal years beginning after December 15, 2004, SOP 03-3 is effective. Under the guidance of SOP 03-3 (and the amended Practice Bulletin 6), static pools of accounts are established. Pools purchased during a given quarter are aggregated based on certain common risk criteria. Each static pool is recorded at cost, which includes certain direct costs of acquisition paid to third parties, and is accounted for as a single unit for the recognition of income, principal payments and loss provision. Once a static pool is established for a quarter, individual receivable accounts are not added to the pool (unless replaced by the seller) or removed from the pool (unless sold or returned to the seller). SOP 03-3 (and the amended Practice Bulletin 6) requires that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of revenue or expense or on the balance sheet. SOP 03-3 initially freezes the internal rate of return, referred to as IRR, estimated when the accounts receivable are purchased as the basis for subsequent impairment testing. Significant increases in expected future cash flows may be recognized prospectively through an upward adjustment of the IRR over a portfolio's remaining life. Any increase to the IRR then becomes the new benchmark for impairment testing. Effective for fiscal years beginning after December 15, 2004 under SOP 03-3 and the amended Practice Bulletin 6, rather than lowering the estimated IRR if the collection estimates are not received, the carrying value of a pool would be written down to maintain the then current IRR. Income on finance receivables is accrued quarterly based on each static pool's effective IRR and shown net of allowance charges on our income statement. Quarterly cash flows greater than the interest accrual will reduce the carrying value of the static pool. Likewise, cash flows that are less than the accrual will accrete the carrying balance. The IRR is estimated and periodically recalculated based on the timing and amount of anticipated cash flows using our proprietary collection models. A pool can become fully amortized (zero carrying balance on the balance sheet) while still generating cash collections. In this case, all cash collections are recognized as revenue when received. Additionally, we use the cost recovery method when collections on a particular pool of accounts cannot be reasonably predicted. Under the cost recovery method, no revenue is recognized until we have fully collected the cost of the portfolio, or until such time that we consider the collections to be probable and estimable and begin to recognize income based on the interest method as described above.

We establish valuation allowances for all acquired accounts subject to SOP 03-3 to reflect only those losses incurred after acquisition (that is, the present value of cash flows initially expected at acquisition that are no longer expected to be collected). Valuation allowances are established only subsequent to acquisition of the accounts. During the years ended December 31, 2006 and 2005, we recorded a $1,100,000 and $200,000 allowance charge on our finance receivables, respectively. Prior to January 1, 2005, in the event that a reduction of the yield to as low as zero in conjunction with estimated future cash collections that were inadequate to amortize the carrying balance, an allowance charge would be taken with a corresponding write-off of the receivable balance.

We utilize the provisions of Emerging Issues Task Force 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19") to commission revenue from our contingent fee, skip-tracing and government processing and collection subsidiaries. Under our arrangements, we recognize a percentage of the amount collected as our contractual collection fee. EITF 99-19 requires an analysis to be completed to determine if certain revenues should be reported gross or reported net of their related operating expense. This analysis includes an assessment of who retains inventory/credit risk, who controls vendor selection, who establishes pricing and who remains the primary obligor on the transaction. Each of these factors was considered to determine the correct method of recognizing revenue from our subsidiaries.

For our contingent fee subsidiary, the portfolios which are placed for servicing are owned by our clients and are placed under a contingent fee commission arrangement. Our subsidiary is paid to collect funds from the client's debtors and earns a commission generally expressed as a percentage of the gross collection amount. The "Commissions" line of our income statement reflects the contingent fee amount earned, and not the gross collection amount.

Our skip tracing subsidiary utilizes gross reporting under EITF 99-19. We generate revenue by working an account and successfully locating a customer for our client. An "investigative fee" is received for these services. In addition, we incur "agent expenses" where we hire a third-party collector to effectuate repossession. In many cases we have an arrangement with our client which allows us to bill the client for these fees. We have determined these fees to be gross revenue based on the criteria in EITF 99-19 and they are recorded as such in the line item "Commissions," primarily because we are primarily liable to the third party collector. There is a corresponding expense in the line item "Outside Legal and Other Fees and Services" for these pass-through items.

Our government processing and collection business's primary source of income is derived from servicing taxing authorities in several different ways: processing all of their tax payments and tax forms, collecting delinquent taxes, identifying taxes that are not being paid and auditing tax payments. The processing and collection pieces are standard commission based billings or fee for service transactions. When RDS conducts an audit, there are two components. The first is a charge for the hours incurred on conducting the audit. This charge is for hours worked. This charge is up-charged from the actual costs incurred. The gross billing is a component of the line item "Commissions" and the expense is included in the line item "Compensation and employee services." The second item is for expenses incurred while conducting the audit. Most jurisdictions will reimburse RDS for direct expenses incurred for the audit including such items as travel and meals. The billed amounts are included in the line item "Commissions" and the expense component is included in its appropriate expense category, generally, "Other operating expenses."

We account for our gain on cash sales of finance receivables under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Gains on sale of finance receivables, representing the difference between the sales price and the unamortized value of the finance receivables sold, are recognized when finance receivables are sold.

We apply a financial components approach that focuses on control when accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, eliminates financial assets when control has been surrendered, and eliminates liabilities when extinguished. This approach provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

Valuation of Acquired Intangibles and Goodwill

In accordance with SFAS No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," we are required to perform a review of goodwill for impairment annually, or earlier if indicators of potential impairment exist. The review of goodwill for potential impairment requires a two-step approach, is highly subjective and requires that: (1) goodwill be allocated to various reporting units of our business to which it relates; and (2) we estimate the fair value of those reporting units to which the goodwill relates and then determine the book value of those reporting units. We measure the fair value based on present value techniques involving cash flows consistent with the objective of measuring fair value based on reasonable and supportive assumptions. If the estimated fair value of reporting units with allocated goodwill is determined to be less than their book value, we are required to estimate the fair value of all identifiable assets and liabilities of those reporting units in a manner similar to a purchase price allocation for an acquired business. This requires independent valuation of certain unrecognized assets. Once this process is complete, the amount of goodwill impairment, if any, can be determined.

We underwent a SFAS 142 review as of October 1, 2006 and believe that, as of December 31, 2006, there was no impairment of goodwill or other intangible assets. However, changes in various circumstances including changes in our market capitalization, changes in our forecasts and changes in our internal business structure could cause one of our reporting units to be valued differently thereby causing an impairment of goodwill. Additionally, in response to changes in our industry and changes in global or regional economic conditions, we may strategically realign our resources and consider restructuring, disposing or otherwise exiting businesses, which could result in an impairment of some or all of our identifiable intangibles or goodwill.

Income Taxes

We record a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with SFAS No. 109, "Accounting for Income Taxes," the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled.

We believe it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. In the event that all or part of the deferred tax assets are determined not to be realizable in the future, a valuation allowance would be established and charged to earnings in the period such determination is made. Similarly, if we subsequently realize deferred tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in a positive adjustment to earnings or a decrease in goodwill in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations and financial position.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

Our exposure to market risk relates to interest rate risk with our variable rate credit line. As of December 31, 2006, we had no variable rate debt outstanding on our revolving credit lines. We do not have any other variable rate debt outstanding as of December 31, 2006. A 10% change in future interest rates on the variable rate credit line would not lead to a material decrease in future earnings assuming all other factors remained constant.

Item 8. Financial Statements and Supplementary Data.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders of Portfolio Recovery Associates, Inc.:

We have completed integrated audits of Portfolio Recovery Associates, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Portfolio Recovery Associates, Inc. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia
March 1, 2007

Portfolio Recovery Associates, Inc.
Consolidated Balance Sheets
December 31, 2006 and 2005

Assets	**December 31, 2006**	**December 31, 2005**
Cash and cash equivalents	$ 25,100,834	$ 15,984,855
Finance receivables, net	226,447,495	193,644,670
Property and equipment, net	11,192,974	7,186,418
Income tax receivable	1,512,823	-
Goodwill	18,287,511	18,287,511
Intangible assets, net	6,754,014	9,022,666
Other assets	4,082,780	3,646,126
Total assets	$ 293,378,431	$ 247,772,246
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable	$ 2,891,469	$ 2,332,685
Accrued expenses	2,578,896	2,239,267
Income taxes payable	-	3,054,883
Accrued payroll and bonuses	6,244,852	5,942,618
Deferred tax liability	33,452,670	22,345,995
Revolving lines of credit	-	15,000,000
Long-term debt	689,892	1,151,965
Obligations under capital lease	242,385	382,658
Total liabilities	46,100,164	52,450,071
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, par value $0.01, authorized shares, 2,000,000, issued and outstanding shares - 0	-	-
Common stock, par value $0.01, authorized shares, 30,000,000, issued and outstanding shares - 15,987,432 at December 31, 2006, and 15,767,443 at December 31, 2005	159,874	157,674
Additional paid in capital	115,527,975	108,063,899
Retained earnings	131,590,418	87,100,602
Total stockholders' equity	247,278,267	195,322,175
Total liabilities and stockholders' equity	$ 293,378,431	$ 247,772,246

The accompanying notes are an integral part of these consolidated financial statements.

Portfolio Recovery Associates, Inc.
Consolidated Income Statements
For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Revenues:			
Income recognized on finance receivables, net	$ 163,357,323	$ 134,674,344	$ 106,254,441
Commissions	24,964,444	13,850,805	7,141,796
Total revenue	188,321,767	148,525,149	113,396,237
Operating expenses:			
Compensation and employee services	58,141,684	44,332,298	36,620,054
Outside legal and other fees and services	40,139,272	29,964,999	21,407,570
Communications	5,875,815	4,424,080	3,638,144
Rent and occupancy	2,276,140	2,100,914	1,744,885
Other operating expenses	4,758,157	3,423,791	2,712,463
Depreciation and amortization	5,130,628	4,678,598	2,382,896
Total operating expenses	116,321,696	88,924,680	68,506,012
Income from operations	72,000,071	59,600,469	44,890,225
Other income and (expense):			
Interest income	584,092	611,490	222,718
Interest expense	(378,546)	(280,503)	(273,355)
Income before income taxes	72,205,617	59,931,456	44,839,588
Provision for income taxes	27,715,801	23,159,461	17,388,148
Net income	$ 44,489,816	$ 36,771,995	$ 27,451,440
Net income per common share			
Basic	$ 2.80	$ 2.35	$ 1.79
Diluted	$ 2.77	$ 2.28	$ 1.73
Weighted average number of shares outstanding			
Basic	15,910,795	15,641,862	15,357,475
Diluted	16,081,798	16,148,703	15,852,916

The accompanying notes are an integral part of these consolidated financial statements.

Portfolio Recovery Associates, Inc.
Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2006, 2005 and 2004

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2003	$ 152,947	$ 96,117,932	$ 22,877,167	$ 119,148,046
Net income	-	-	27,451,440	27,451,440
Exercise of stock options, warrants and vesting of restricted shares	1,336	1,195,013	-	1,196,349
Issuance of common stock for acquisition	699	1,999,540	-	2,000,239
Amortization of stock-based compensation	-	507,091	-	507,091
Stock-based compensation income tax benefits	-	1,086,275	-	1,086,275
Balance at December 31, 2004	$ 154,982	$100,905,851	$ 50,328,607	$ 151,389,440
Net income	-	-	36,771,995	36,771,995
Exercise of stock options, warrants and vesting of restricted shares	2,355	3,001,532	-	3,003,887
Issuance of common stock for acquisition	337	1,443,426	-	1,443,763
Amortization of stock-based compensation	-	520,845	-	520,845
Stock-based compensation income tax benefits	-	2,192,245	-	2,192,245
Balance at December 31, 2005	$ 157,674	$108,063,899	$ 87,100,602	$ 195,322,175
Net income	-	-	44,489,816	44,489,816
Exercise of stock options, warrants and vesting of restricted shares	2,200	2,500,425	-	2,502,625
Amortization of stock-based compensation	-	2,116,631	-	2,116,631
FAS123R adoption reclass of payroll liability to additional paid in capital	-	426,752	-	426,752
Income tax benefit from share based compensation	-	2,420,268	-	2,420,268
Balance at December 31, 2006	$ 159,874	$115,527,975	$131,590,418	$ 247,278,267

The accompanying notes are an integral part of these consolidated financial statements.

Portfolio Recovery Associates, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Operating activities:			
Net income	$ 44,489,816	$ 36,771,995	$ 27,451,440
Adjustments to reconcile net income to cash provided by operating activities:			
Increase in equity from vested options	2,116,631	967,281	575,157
Income tax benefit related to stock option exercise	-	2,192,245	1,086,275
Depreciation and amortization	5,130,628	4,678,598	2,382,896
Deferred tax expense (benefit), net	11,106,675	8,695,272	15,660,148
Changes in operating assets and liabilities:			
Other assets	(436,654)	(215,371)	(820,317)
Accounts payable	558,784	(92,241)	123,394
Income taxes	(4,567,706)	2,872,662	534,082
Accrued expenses	339,629	517,233	1,049,598
Accrued payroll and bonuses	728,986	1,466,699	1,242,510
Net cash provided by operating activities	59,466,789	57,854,373	49,285,183
Cash flows from investing activities:			
Purchases of property and equipment	(6,868,532)	(3,484,415)	(2,090,934)
Acquisition of finance receivables, net of buybacks	(105,838,296)	(145,157,090)	(59,770,354)
Collections applied to principal on finance receivables	73,035,471	56,701,326	47,150,005
Purchases of auction rate certificates	(1,450,000)	(105,725,000)	(23,950,000)
Sales of auction rate certificates	1,450,000	129,675,000	-
Acquisitions, net of acquisition costs and cash acquired	-	(14,983,332)	(12,146,899)
Net cash used in investing activities	(39,671,357)	(82,973,511)	(50,808,182)
Cash flows from financing activities:			
Proceeds from exercise of options and warrants	2,502,625	2,557,451	1,128,283
Income tax benefit related to stock option exercise	2,420,268	-	-
Draws on lines of credit	-	15,000,000	-
Payments on lines of credit	(15,000,000)	-	-
Proceeds from long-term debt	-	-	750,000
Payments on long-term debt	(462,073)	(772,457)	(482,550)
Payments on capital lease obligations	(140,273)	(193,576)	(272,000)
Net cash (used in)/provided by financing activities	(10,679,453)	16,591,418	1,123,733
Net increase/(decrease) in cash and cash equivalents	9,115,979	(8,527,720)	(399,266)
Cash and cash equivalents, beginning of period	15,984,855	24,512,575	24,911,841
Cash and cash equivalents, end of period	$ 25,100,834	$ 15,984,855	$ 24,512,575
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 411,376	$ 280,503	$ 273,355
Cash paid for income taxes	$ 18,763,763	$ 9,399,281	$ 390,000
Noncash investing and financing activities:			
FAS123R adoption reclass of payroll liability to additional paid in capital	$ 426,752	$ -	$ -
Capital lease obligations incurred	$ -	$ -	$ 296,910
Acquisitions - Common stock issued	$ -	$ 1,443,763	$ 2,000,239

The accompanying notes are an integral part of these consolidated financial statements.

Portfolio Recovery Associates, Inc.
Notes to Consolidated Financial Statements

1. Organization and Business:

Portfolio Recovery Associates, LLC ("PRA") was formed on March 20, 1996. Portfolio Recovery Associates, Inc. ("PRA Inc") was formed in August 2002. On November 8, 2002, PRA Inc completed its initial public offering ("IPO") of common stock. As a result, all of the membership units and warrants of PRA were exchanged on a one to one basis for warrants and shares of a single class of common stock of PRA Inc. One of PRA Inc's wholly owned subsidiaries, Thomas West Associates, LLC ("TWA"), was dissolved as an entity on May 8, 2006. Another subsidiary, PRA II, was dissolved immediately prior to the IPO. PRA Inc, a Delaware corporation, and its subsidiaries (collectively, the "Company") are full-service providers of outsourced receivables management and related services. The Company is engaged in the business of purchasing, managing and collecting portfolios of defaulted consumer receivables as well as offering a broad range of accounts receivable management services. The majority of the Company's business activities involve the purchase, management and collection of defaulted consumer receivables. These are purchased from sellers of finance receivables and collected by a highly skilled staff whose purpose is to locate and contact customers and arrange payment or resolution of their debts. The Company, through its Legal Recovery Department, collects accounts judicially, either by using its own attorneys, or by contracting with independent attorneys throughout the country through whom the Company takes legal action to satisfy consumer debts. The Company also services receivables on behalf of clients on either a commission or transaction-fee basis. Clients include entities in the financial services, auto, retail, utility, health care and government sectors. Services provided to these clients include standard collection services on delinquent accounts, obtaining location information for clients in support of their collection activities (known as skip tracing), and the management of both delinquent and non-delinquent tax receivables for government entities.

On December 28, 1999, PRA formed a wholly owned subsidiary, PRA Holding I, LLC ("PRA Holding I"), and is the sole member. The purpose of PRA Holding I is to enter into leases of office space and hold the Company's real property (see Note 10) in Hutchinson, Kansas, Norfolk, Virginia and other real and personal property.

On June 1, 2000, PRA formed a wholly owned subsidiary, PRA Receivables Management, LLC (d/b/a Anchor Receivables Management, LLC) ("Anchor") and was the sole initial member. Anchor is organized as a contingent collection agency and contracts with holders of finance receivables to attempt collection efforts on a contingent basis for a stated period of time. Anchor became fully operational during April 2001. PRA Inc purchased the equity interest in Anchor from PRA immediately after the IPO.

On October 1, 2004, the Company acquired the assets of IGS Nevada, Inc., a privately held company specializing in asset-location and debt resolution services (the resulting business is referred to herein as "IGS"). The transaction was completed at a price of $14 million, consisting of $12 million in cash and $2 million in PRA Inc common stock. On September 10, 2004, the Company created a wholly owned subsidiary, PRA Location Services, LLC d/b/a IGS Nevada to operate IGS. IGS Nevada, Inc.'s founder and his top management team signed long-term employment agreements and continue to manage IGS. The income statement includes the results of operations of IGS for the period from October 1, 2004 through December 31, 2006.

On July 29, 2005, the Company acquired substantially all of the assets and liabilities of Alatax, Inc., a provider of outsourced business revenue administration, audit and debt discovery/recovery services for local governments (the resulting business is referred to herein as "RDS"). The transaction was completed for consideration of $17.5 million, consisting of $16.1 million in cash and 33,684 shares of the Company's common stock, valued at $1.4 million at the closing in accordance with the calculation set forth in the asset purchase agreement. Alatax Inc.'s two top executives both signed long-term employment agreements and continue to manage the company. Although most of its clients are located in Alabama (where it operates as Alatax), RDS, through PRA Government Services, LLC, a wholly owned subsidiary formed by the Company on June 23, 2005, recently began expanding into surrounding states (where it operates as Revenue Discovery Systems (RDS)). The income statement includes the results of operations of RDS for the period from August 1, 2005 through December 31, 2006.

PRA Funding, LLC and PRA III were merged into PRA on November 24, 2003.

On October 13, 2006, PRA formed a wholly owned subsidiary, PRA Holding II, LLC ("PRA Holding II"), and is the sole member. The purpose of PRA Holding II is to hold the Company's real property in Jackson, Tennessee and other real and personal property.

The consolidated financial statements of the Company include the accounts of PRA Inc, PRA, PRA Holding I, PRA Holding II, Anchor, IGS and RDS.

2. Summary of Significant Accounting Policies:

Principles of accounting and consolidation: The consolidated financial statements of the Company are prepared in accordance with accounting standards generally accepted in the United States of America and include the accounts of PRA Inc, PRA, PRA Holding I, PRA Holding II, Anchor, IGS and RDS. All significant intercompany accounts and transactions have been eliminated.

Cash and cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Included in cash and cash equivalents are funds held on the behalf of others arising from the collection of accounts placed with the Company. The balance of the funds held on behalf of others was $435,522 and $656,407 at December 31, 2006 and 2005, respectively. There is an offsetting liability that is included in "Accounts payable" on the balance sheet.

Investments: The Company accounts for its investments under the guidance of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." The Company typically invests in variable rate auction rate certificates and variable rate demand notes which are classified as available-for-sale securities. At December 31, 2006 and 2005, the Company did not have any investments on the balance sheet; however, it did purchase investments during 2006 and 2005. These securities are recorded at cost, which approximates fair market value due to their variable interest rates, which typically reset every 7 to 35 days, and, despite the long term nature of their stated contractual maturities, the Company has the ability to quickly liquidate these investments. As a result, the Company had no cumulative gross unrealized holding gains (losses) or gross realized gains (losses) from these investments and all income generated was recorded as interest income.

Concentrations of Credit Risk: Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and investments. The Company places its cash and cash equivalents and investments with high quality financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Finance receivables and income recognition: The Company's principal business consists of the acquisition and collection of accounts that have experienced deterioration of credit quality between origination and the Company's acquisition of the accounts. The amount paid for an account reflects the Company's determination that it is probable the Company will be unable to collect all amounts due according to the account's contractual terms. At acquisition, the Company reviews each account to determine whether there is evidence of deterioration of credit quality since origination and if it is probable that the Company will be unable to collect all amounts due according to the account's contractual terms. If both conditions exist, the Company determines whether each such account is to be accounted for individually or whether such accounts will be assembled into pools based on common risk characteristics. The Company considers expected prepayments and estimates the amount and timing of undiscounted expected principal, interest and other cash flows for each acquired portfolio and subsequently aggregated pools of accounts. The Company determines the excess of the pool's scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted (nonaccretable difference) based on the Company's proprietary acquisition models. The remaining amount, representing the excess of the account's cash flows expected to be collected over the amount paid, is accreted into income recognized on finance receivables, net over the remaining life of the account or pool (accretable yield).

Prior to January 1, 2005, the Company accounted for its investment in finance receivables using the interest method under the guidance of Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans." Effective January 1, 2005, the Company adopted and began to account for its investment in finance receivables using the interest method under the guidance of American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 03-3, "Accounting for Loans or Certain Securities Acquired in a Transfer." For loans acquired in fiscal years beginning prior to December 15, 2004, Practice Bulletin 6 is still effective; however, Practice Bulletin 6 was amended by SOP 03-3 as described further in this note. For loans acquired in fiscal years beginning after

December 15, 2004, SOP 03-3 is effective. Under the guidance of SOP 03-3 (and the amended Practice Bulletin 6), static pools of accounts are established. These pools are aggregated based on certain common risk criteria. Each static pool is recorded at cost, which includes certain direct costs of acquisition paid to third parties, and is accounted for as a single unit for the recognition of income, principal payments and loss provision. Once a static pool is established for a quarter, individual receivable accounts are not added to the pool (unless replaced by the seller) or removed from the pool (unless sold or returned to the seller). SOP 03-3 (and the amended Practice Bulletin 6) requires that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of revenue or expense or on the balance sheet. SOP 03-3 initially freezes the internal rate of return, referred to as IRR, estimated when the accounts receivable are purchased as the basis for subsequent impairment testing. Significant increases in actual, or expected future cash flows may be recognized prospectively through an upward adjustment of the IRR over a portfolio's remaining life. Any increase to the IRR then becomes the new benchmark for impairment testing. Effective for fiscal years beginning after December 15, 2004 under SOP 03-3 (and the amended Practice Bulletin 6), rather than lowering the estimated IRR if the collection estimates are not received or projected to be received, the carrying value of a pool would be written down to maintain the then current IRR and is shown as a reduction in revenue in the consolidated income statements with a corresponding valuation allowance offsetting the finance receivables, net, on the balance sheet. Income recognized on finance receivables, net is accrued quarterly based on each static pool's effective IRR and is shown net of allowance charges on the income statement. Quarterly cash flows greater than the interest accrual will reduce the carrying value of the static pool. Likewise, cash flows that are less than the accrual will accrete the carrying balance. The IRR is estimated and periodically recalculated based on the timing and amount of anticipated cash flows using the Company's proprietary collection models. A pool can become fully amortized (zero carrying balance on the balance sheet) while still generating cash collections. In this case, all cash collections are recognized as revenue when received. Additionally, the Company uses the cost recovery method when collections on a particular pool of accounts cannot be reasonably predicted. These pools are not aggregated with other portfolios. Under the cost recovery method, no revenue is recognized until the Company has fully collected the cost of the portfolio, or until such time that the Company considers the collections to be probable and estimable and begins to recognize income based on the interest method as described above. At December 31, 2006 and 2005, the Company had unamortized purchased principal (purchase price) in pools accounted for under the cost recovery method of $1,611,130 and $1,312,032, respectively.

The Company establishes valuation allowances for all acquired accounts subject to SOP 03-3 to reflect only those losses incurred after acquisition (that is, the present value of cash flows initially expected at acquisition that are no longer expected to be collected). Valuation allowances are established only subsequent to acquisition of the accounts. At December 31, 2006 and 2005, the Company had an allowance against its finance receivables of $1,300,000 and $200,000, respectively. Prior to January 1, 2005, in the event that a reduction of the yield to as low as zero in conjunction with estimated future cash collections that were inadequate to amortize the carrying balance, an allowance charge would be taken with a corresponding write-off of the receivable balance.

The Company capitalizes certain fees paid to third parties related to the direct acquisition of a portfolio of accounts. These fees are added to the acquisition cost of the portfolio and accordingly are amortized over the life of the portfolio using the interest method. The balance of the unamortized capitalized fees at December 31, 2006, 2005 and 2004 was $1,322,721, $1,028,401 and $1,098,847, respectively. During the years ended December 31, 2006, 2005 and 2004 the Company capitalized $805,640, $502,556 and $708,632, respectively, of these direct acquisition fees. During the years ended December 31, 2006, 2005 and 2004 the Company amortized $511,320, $573,002 and $881,330, respectively, of these direct acquisition fees. At June 30, 2004 the Company wrote-off $530,649 related to the capitalization of fees paid to third parties for address correction and other customer data associated with the acquisition of portfolios purchased over the past five years. As a result of a review of the Company's accounting, the Company determined these capitalized acquisition fees should be expensed.

The agreements to purchase the aforementioned receivables include general representations and warranties from the sellers covering account holder death or bankruptcy and accounts settled or disputed prior to sale. The representation and warranty period permitting the return of these accounts from the Company to the seller is typically 90 to 180 days. Any funds received from the seller of finance receivables as a return of purchase price are referred to as buybacks. Buyback funds are simply applied against the finance receivable balance received and are not included in the Company's cash collections from operations. In some cases, the seller will replace the returned accounts with new accounts in lieu of returning the purchase price. In that case, the old account is removed from the pool and the new account is added.

Commissions: The Company utilizes the provisions of Emerging Issues Task Force 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19") to record commission revenue from its contingent fee, skip-tracing and government processing and collection subsidiaries. EITF 99-19 requires an analysis to be completed to determine if certain revenues should be reported gross or reported net of their related operating expense. This analysis includes who retains inventory/credit risk, who controls vendor selection, who establishes pricing and who remains the primary obligor on the transaction. The Company considered each of these factors to determine the correct method of recognizing revenue from its subsidiaries.

For the Company's contingent fee collection subsidiary, the portfolios which are placed for servicing are owned by its clients and are placed under a contingent fee commission arrangement. The Company's subsidiary is paid to collect funds from the client's debtors and earns a commission generally expressed as a percentage of the gross collection amount. The "Commissions" line of the income statement reflects the contingent fee amount earned, and not the gross collection amount.

The Company's skip tracing subsidiary utilizes gross reporting under EITF 99-19. IGS generates revenue by working an account and successfully locating a customer for their client. An "investigative fee" is received for these services. In addition, the Company incurs "agent expenses" where it hires a third-party collector to effectuate repossession. In many cases the Company has an arrangement with its client which allows it to bill the client for these fees. The Company has determined these fees to be gross revenue based on the criteria in EITF 99-19 and they are recorded as such in the line item "Commissions," primarily because the Company is primarily liable to the third party collector. There is a corresponding expense in "Outside Legal and Other Fees and Services" for these pass-through items.

The Company's government processing and collection subsidiary utilizes both gross and net reporting under EITF 99-19. RDS's primary source of income is derived from servicing taxing authorities in several different ways: processing all of their tax payments and tax forms, collecting delinquent taxes, identifying taxes that are not being paid and auditing tax payments. The processing and collection pieces are standard commission based billings or fee for service transactions and are included in the line item "Commissions." When RDS conducts an audit, there are two components. The first is a charge for the hours incurred on conducting the audit. This charge is for hours worked and includes a profit margin above our actual cost. The gross billing is a component of the line item "Commissions" and the expense is included in the line item "Compensation and employee services." The second item is for expenses incurred while conducting the audit. Most jurisdictions will reimburse RDS for direct expenses incurred for the audit including such items as travel and meals. The billed amounts are included in the line item "Commissions" and the expense component is included in their appropriate expense category, generally the line item "Other operating expenses."

Net gain on cash sales of finance receivables: The Company accounts for its gain on cash sales of finance receivables under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Gains on sale of finance receivables, representing the difference between the sales price and the unamortized value of the finance receivables sold, are recognized when finance receivables are sold.

The Company applies a financial components approach that focuses on control when accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, eliminates financial assets when control has been surrendered, and eliminates liabilities when extinguished. This approach provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

Property and equipment: Property and equipment, including improvements that significantly add to the productive capacity or extend useful life, are recorded at cost, while maintenance and repairs are expensed currently. Property and equipment are depreciated over their useful lives using the straight-line method of depreciation. Software and computer equipment are depreciated over three to five years. Furniture and fixtures are depreciated over five years. Equipment is depreciated over five to seven years. Leasehold improvements are depreciated over the lesser of the useful life, which ranges from three to ten years, or the remaining life of the leased property. Building improvements are depreciated over ten to thirty-nine years. When property is sold or retired, the cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is included in the income statement.

Intangible assets: The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") on October 1, 2004. Prior to this date, the Company had no assets in this category. With the acquisition of IGS on October 1, 2004, and RDS on July 29, 2005, the Company purchased certain tangible and intangible assets. Intangible assets purchased included client and customer relationships, non-compete agreements and goodwill. In accordance with SFAS 142, the Company is amortizing the IGS client relationships over seven years, the RDS customer relationships over ten years and the non-compete agreements over three years for both the IGS and RDS acquisitions. The Company reviews them at least annually for impairment. In addition, goodwill, pursuant to SFAS 142, is not amortized but rather reviewed annually for impairment.

Income taxes: The Company records a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with SFAS No. 109, "Accounting for Income Taxes," the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled.

Effective with the Company's 2002 tax filings, the Company adopted the cost recovery method of income recognition for tax purposes. The Company believes cost recovery to be an acceptable tax revenue recognition method for companies in the bad debt purchasing industry and results in the reduction of current taxable income as, for tax purposes, collections on finance receivables are applied first to principal to reduce the finance receivables to zero before any income is recognized.

The Company believes that it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. In the event that all or part of the deferred tax assets are determined not to be realizable in the future, a valuation allowance would be established and charged to earnings in the period such determination is made. Similarly, if the Company subsequently realizes deferred tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in a positive adjustment to earnings or a decrease in goodwill in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on the Company's results of operations and financial position.

Advertising costs: Advertising costs are expensed when incurred.

Operating leases: General abatements or prepaid leasing costs are recognized on a straight-line basis over the life of the lease. In addition, future minimum lease payments (including the impact of rent escalations) are expensed on a straight-lined basis over the life of the lease. Material leasehold improvements are capitalized and depreciated over the remaining life of the lease.

Capital leases: Leases are analyzed to determine if they meet the definition of a capital lease as defined in SFAS No. 13, "Accounting for Leases." Those lease arrangements that meet one of the four criteria are considered capital leases. As such, the leased asset is capitalized and depreciated. The lease is recorded as a liability with each payment amortizing the principal balance and a portion classified as interest expense.

Stock-based compensation: The Company applied the intrinsic value method provided for under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," for all warrants issued to employees prior to January 1, 2002. For warrants and options issued to non-employees, the Company followed the fair value method of accounting as prescribed under SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). On January 1, 2002 the Company adopted SFAS 123 on a prospective basis for all warrants and options granted and reported the change in accounting principle using the retroactive restatement method as prescribed in SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure." Effective

January 1, 2006, the Company adopted FASB Statement No. 123R ("SFAS 123R"), "Share-Based Payment" using the modified prospective approach.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates have been made by management with respect to the collectibility of future cash flows of portfolios. Actual results could differ from these estimates making it reasonably possible that a change in these estimates could occur within one year. On a quarterly basis, management reviews the estimate of future cash collections, and whether it is reasonably possible that its assessment of collectibility may change based on actual results and other factors.

Estimated fair value of financial instruments: The Company applies the provisions of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," to its financial instruments. Its financial instruments consist of cash and cash equivalents, finance receivables, net, revolving lines of credit, long-term debt, and obligations under capital leases. See Note 11 for additional disclosure.

Recent Accounting Pronouncements: On December 16, 2004, FASB issued SFAS 123R. SFAS 123R revises SFAS 123 and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. In addition to revising SFAS 123, SFAS 123R supersedes APB No. 25 and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS 123R applies to all stock-based compensation transactions in which a company acquires services by (1) issuing its stock or other equity instruments, except through arrangements resulting from employee stock-ownership plans (ESOPs) or (2) incurring liabilities that are based on the company's stock price. SFAS 123R is effective for annual periods that began after June 15, 2005. The Company believes that all of its existing stock-based awards are equity instruments. The Company previously adopted SFAS 123 on January 1, 2002 and has been expensing equity based compensation since that time. The adoption of SFAS 123R had no material impact on the Company's financial statements.

On July 13, 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition: the enterprise determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. The Company is required to adopt the provisions of FIN 48 with respect to all of its tax positions as of January 1, 2007. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings on January 1, 2007. The Company has estimated the impact of adopting FIN 48 to be an immaterial adjustment to retained earnings with a corresponding offset to liabilities.

On September 13, 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material and therefore must be quantified. SAB 108 is effective for fiscal years ending on or after November 15, 2006. The Company believes that SAB 108 will have no material impact on its financial statements.

On September 15, 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact SFAS 157 will have on its financial statements.

3. Finance Receivables, net:

As of December 31, 2006 and 2005, the Company had $226,447,495 and $193,644,670, respectively, remaining of finance receivables. Changes in finance receivables at December 31, 2006 and 2005, were as follows:

	2006	2005
Balance at beginning of period	$ 193,644,670	$ 105,188,906
Acquisitions of finance receivables, net of buybacks	105,838,296	145,157,090
Cash collections	(236,392,794)	(191,375,670)
Income recognized on finance receivables, net	163,357,323	134,674,344
Cash collections applied to principal	(73,035,471)	(56,701,326)
Balance at end of period	$ 226,447,495	$ 193,644,670

At the time of acquisition, the life of each pool is generally estimated to be between 84 to 96 months based on projected amounts and timing of future cash receipts using the proprietary models of the Company. As of December 31, 2006 the Company had $226,447,495 in finance receivables included in the balance sheet. Based upon current projections, cash collections applied to principal will be as follows for the twelve months in the years ending:

December 31, 2007	$ 59,710,787
December 31, 2008	50,938,800
December 31, 2009	39,646,727
December 31, 2010	33,309,270
December 31, 2011	27,219,796
December 31, 2012	14,167,174
December 31, 2013	1,454,941
	$ 226,447,495

During the year ended December 31, 2006, the Company purchased $7.8 billion of face value of charged-off consumer receivables. During the year ended December 31, 2005, the Company purchased $5.3 billion of face value of charged-off consumer receivables. At December 31, 2006, the estimated remaining collections on the receivables purchased during 2006 are $208,034,893. At December 31, 2006, the estimated remaining collections on the receivables purchased during 2005 are $211,635,968.

Accretable yield represents the amount of income the Company can expect to generate over the remaining life of its existing portfolios based on estimated future cash flows as of December 31, 2006 and 2005. Reclassifications from nonaccretable difference to accretable yield primarily result from the Company's increase in its estimate of future cash flows. Changes in accretable yield for the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Balance at beginning of period	$ 299,280,328	$ 202,922,449
Income recognized on finance receivables, net	(163,357,323)	(134,674,344)
Additions	128,771,384	157,081,401
Reclassifications from nonaccretable difference	62,081,010	73,950,822
Balance at end of period	$ 326,775,399	$ 299,280,328

During the years ended December 31, 2006 and 2005, the Company recorded a $1,100,000 and $200,000 allowance charge, respectively, on portfolios that had underperformed expectations. The Company previously had not booked any other valuation allowances on its finance receivables. The change in the valuation allowance for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Balance at beginning of period	$ 200,000	$ -
Allowance charges recorded	1,100,000	200,000
Reversal of previously recorded allowance charges	-	-
Change in allowance charge	1,100,000	200,000
Balance at end of period	$ 1,300,000	$ 200,000

4. Operating Leases:

The Company rents office space and equipment under operating leases. Rental expense was $1,915,103, $1,803,812 and $1,520,100 for the years ended December 31, 2006, 2005 and 2004, respectively.

Future minimum lease payments at December 31, 2006, are as follows:

2007	$ 2,243,392
2008	2,414,851
2009	2,476,668
2010	2,133,302
2011	1,911,238
Thereafter	3,907,730
	$ 15,087,181

5. Intangible Assets, net:

With the acquisitions of IGS on October 1, 2004 and RDS on July 29, 2005, the Company purchased certain tangible and intangible assets. Intangible assets purchased included client and customer relationships, non-compete agreements and goodwill. In accordance with SFAS 142, the Company is amortizing the IGS client relationships over seven years, the RDS customer relationships over ten years and the non-compete agreements over three years for both the IGS and RDS acquisitions with a combined original weighted average amortization period of 7.54 years. The Company reviews them at least annually for impairment. Total amortization expense for the years ended December 31, 2006, 2005 and 2004 was $2,268,652, $2,296,172 and $481,162, respectively.

Intangible assets consist of the following at December 31, 2006:

Client and customer relationships	$	9,800,000
Non-compete agreements		2,000,000
Accumulated amortization		(5,045,986)
Intangible assets, net	$	6,754,014

Amortization expense relating to the non-compete agreements is calculated on a straight-line method (which approximates the pattern of economic benefit concept) for the IGS non-compete agreements and a pattern of economic benefit concept for the Alatax non-compete agreements. Amortization expense relating to the client and customer relationships is calculated using a pattern of economic benefit concept. The pattern of economic benefit concept relies on expected net cash flows from all existing clients. The rate of amortization of the client relationships will fluctuate annually to match these expected cash flows. The future amortization of these intangible assets is as follows as of December 31, 2006:

2007	$	1,812,680
2008		1,354,075
2009		1,177,279
2010		963,579
Thereafter		1,446,401
	$	6,754,014

In addition, goodwill, pursuant to SFAS 142, is not amortized but rather is reviewed at least annually for impairment. During the fourth quarter of 2006, the Company underwent its annual review of goodwill. Based upon the results of this review, which was conducted as of October 1, 2006, no impairment charges to goodwill or the other intangible assets were necessary as of the date of this review. The Company believes that nothing has occurred since the review was performed through December 31, 2006, that would necessitate an impairment charge to goodwill or the other intangible assets. At December 31, 2006 and 2005, the carrying value of goodwill was $18,287,511.

6. Capital Leases:

Leased assets included in property and equipment consists of the following:

	2006	2005
Software	$ 270,008	$ 270,008
Computer equipment	56,063	59,652
Furniture and fixtures	1,260,287	1,260,287
Equipment	27,249	27,249
Less accumulated depreciation	(1,278,095)	(1,097,780)
	$ 335,512	$ 519,416

Depreciation expense recognized on capital leases for the years ended December 31, 2006, 2005 and 2004 was $183,904, $235,164 and $255,025, respectively.

Commitments for minimum annual rental payments for these leases as of December 31, 2006 are as follows:

2007	$ 148,539
2008	99,949
2009	5,698
	254,186
Less amount representing interest and taxes	11,801
Present value of net minimum lease payments	$ 242,385

7. 401(k) Retirement Plan:

Effective October 1, 1998, the Company sponsors a defined contribution plan. Under the plan, all employees over twenty-one years of age are eligible to make voluntary contributions to the Plan up to 100% of their compensation, subject to Internal Revenue Service limitations after completing six months of service, as defined in the plan. The Company makes matching contributions of up to 4% of an employee's salary. Total compensation expense related to these contributions was $682,115, $603,830 and $434,778 for the years ended December 31, 2006, 2005 and 2004, respectively.

8. Revolving Lines of Credit:

The Company maintained a $25.0 million revolving line of credit pursuant to an agreement entered into with RBC Centura Bank on November 28, 2003 and amended on November 22, 2004. This facility was terminated on November 28, 2005. The credit facility bore interest at a spread of 2.50% over LIBOR and extended through November 28, 2006. The agreement called for:

- restrictions on monthly borrowings are limited to 20% of estimated remaining collections;
- a debt coverage ratio of at least 8.0 to 1.0, calculated on a rolling twelve-month average;
- a debt to tangible net worth ratio of less than 0.40 to 1.00;
- net income per quarter of at least $1.00, calculated on a consolidated basis; and
- restrictions on change of control.

This facility had no amounts outstanding during 2005 through the time of its termination.

On November 29, 2005, the Company entered into a Loan and Security Agreement for a revolving line of credit jointly offered by Bank of America, N.A. and Wachovia Bank, National Association. This agreement was amended on May 9, 2006 to include RBC Centura Bank as an additional lender. The agreement is a revolving line of credit in an amount equal to the lesser of $75,000,000 or 20% of the Company's estimated remaining collections of all its eligible asset pools. Borrowings under the new revolving credit facility will bear interest at a floating rate equal to the LIBOR Market Index Rate plus 1.75% and expires on November 29, 2008. The loan is collateralized by substantially all the tangible and intangible assets of the Company. The agreement provides for:

- restrictions on monthly borrowings are limited to 20% of estimated remaining collections;
- a funded debt to EBITDA ratio of less than 1.0 to 1.0 calculated on a rolling twelve-month average;
- tangible net worth of at least 100% of prior quarter tangible net worth plus 25% of cumulative positive net income since the end of such fiscal quarter, plus 100% of the net proceeds from any equity offering; and
- restrictions on change of control.

This facility had $0 and $15 million outstanding at December 31, 2006 and 2005, respectively. The weighted average interest rate on the amount outstanding at December 31, 2005 was 6.13%. As of December 31, 2006 the Company is in compliance with all of the covenants of this agreement.

Portfolio Recovery Associates, Inc.
Notes to Consolidated Financial Statements

9. Property and equipment, net:

Property and equipment, at cost, consist of the following as of December 31, 2006 and 2005:

	December 31, 2006	December 31, 2005
Software	$ 5,007,449	$ 3,253,454
Computer equipment	4,467,524	3,626,353
Furniture and fixtures	2,716,723	2,182,388
Equipment	3,802,427	2,743,966
Leasehold improvements	1,842,402	1,644,566
Building and improvements	3,282,620	1,714,353
Land	930,263	150,922
Less accumulated depreciation	(10,856,434)	(8,129,584)
Property and equipment, net	$ 11,192,974	$ 7,186,418

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $2,861,976, $2,382,426 and $1,901,734, respectively.

Beginning in July 2006 upon initiation of certain internally developed software projects, in accordance with the provisions of SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company began capitalizing qualifying computer software costs incurred during the application development stage and amortizing them over their estimated useful life of three years on a straight-line basis beginning when the project is completed. Costs associated with preliminary project stage activities, training, maintenance and all other post implementation stage activities are expensed as incurred. The Company's policy provides for the capitalization of certain direct payroll costs for employees who are directly associated with internal use computer software projects, as well as external direct costs of services associated with developing or obtaining internal use software. Capitalizable personnel costs are limited to the time directly spent on such projects. As of December 31, 2006, the Company has incurred and capitalized $165,964 of these direct payroll costs related to software developed for internal use. Of these costs, $99,712 is for projects that are in the development stage and therefore are a component of Other Assets. Once the projects are completed the costs will be transferred to Software and amortized over their estimated useful life of three years. Depreciation expense and remaining unamortized costs relating to this internally developed software for the year ended December 31, 2006 was $2,208 and $64,044, respectively.

10. Long-Term Debt:

In July 2000, the Company purchased a building in Hutchinson, Kansas. The building was financed with a commercial loan for $550,000 with a variable interest rate based on LIBOR. This commercial loan is collateralized by the real estate in Kansas. Monthly principal payments on the loan were $4,583 for an amortized term of 10 years. A balloon payment of $275,000 was due July 21, 2005, which resulted in a five-year principal payout. The loan was paid in full at its maturity date of July 21, 2005.

On February 9, 2001, the Company purchased a generator for its Norfolk location. The generator was financed with a commercial loan for $107,000 with a fixed rate of 7.9%. This commercial loan is collateralized by the generator. Monthly payments on the loan were $2,170 and the loan was paid in full at its maturity date of February 1, 2006.

On February 20, 2002, the Company completed the construction of a satellite parking lot at its Norfolk location. The parking lot was financed with a commercial loan for $500,000 with a fixed rate of 6.47%. The loan is collateralized by the parking lot. The loan required only interest payments during the first six months. Beginning October 1, 2002, monthly payments on the loan are $9,797 and the loan matures on September 1, 2007.

On May 1, 2003, the Company secured financing for its computer equipment purchases related to the Hampton, Virginia office opening. The computer equipment was financed with a commercial loan for $975,000 with a fixed rate of 4.25%. This loan is collateralized by computer equipment. Monthly payments are $18,096 and the loan matures on May 1, 2008.

On January 9, 2004, the Company entered into a commercial loan agreement in the amount of $750,000 to finance equipment purchases at one of its leased Norfolk facilities. This loan bears interest at a fixed rate of 4.45%, matures on January 1, 2009 and is collateralized by the purchased equipment.

Annual payments on all loans outstanding as of December 31, 2006 are as follows:

2007	$ 463,229
2008	240,083
2009	13,975
	717,287
Less amount representing interest	(27,395)
Principal due	$ 689,892

At December 31, 2006 and 2005, the three and five outstanding loans were collateralized by property and buildings that have a book value of $939,341 and $1,290,244, respectively. The loans require the Company to maintain net worth greater than $20 million and a cash flow coverage ratio of at least 1.5 to 1.0 calculated on a rolling twelve-month average. As of December 31, 2006 the Company is in compliance with all of the covenants of these agreements.

11. Estimated Fair Value of Financial Instruments:

The accompanying financial statements include various estimated fair value information as of December 31, 2006, as required by SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." Disclosure of the estimated fair values of financial instruments often requires the use of estimates. The Company uses the following methods and assumptions to estimate the fair value of financial instruments.

Cash and cash equivalents: The carrying amount approximates fair value.

Finance receivables, net: The Company records purchased receivables at cost, which represents a significant discount from the contractual receivable balances due. The cost of the receivables is reduced as cash is received based upon the guidance of Practice Bulletin 6 and SOP 03-3. The balance at December 31, 2006 and 2005 was $226,447,495 and $193,644,670, respectively. The Company computed the fair value of these receivables using our proprietary pricing models that the Company utilizes to make portfolio purchase decisions. At December 31, 2006 and 2005, using the aforementioned methodology, we computed the approximate fair value to be $246,000,000 and $232,000,000, respectively.

Revolving lines of credit: The carrying amount approximates fair value.

Long-term debt: The carrying amount approximates fair value.

Obligations under capital lease: The carrying amount approximates fair value.

12. Stock-Based Compensation:

The Company has a stock warrant plan and a stock option plan. The Amended and Restated Portfolio Recovery 2002 Stock Option Plan and 2004 Restricted Stock Plan (the "Amended Plan") was approved by the Company's shareholders at its Annual Meeting of Shareholders on May 12, 2004, enabling the Company to issue to its employees and directors restricted shares of stock, as well as stock options. Also, in connection with the IPO, all existing PRA warrants that were owned by certain individuals and entities were exchanged for an equal number of PRA Inc warrants. Prior to 2002, the Company accounted for stock compensation issued under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

Effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS 123 prospectively to all employee awards granted, modified, or settled after January 1, 2002. All stock-based compensation measured under the provisions of APB 25 became fully vested during 2002. All stock-based compensation expense recognized thereafter was derived from stock-based compensation based on the fair value method prescribed in SFAS 123. Effective January 1, 2006, the Company adopted SFAS 123R using the modified prospective approach. The adoption of SFAS 123R resulted in a reclassification which increased cash flows from financing activities and decreased cash flows from operating activities by $2,420,268 relating to income tax benefits from share based compensation and increased equity by $426,752 for the year ended December 31, 2006. The adoption of SFAS 123R had no material impact on the Company's Income Statement. The adoption of SFAS 123R had no impact on previously reported interim periods. As of December 31, 2006, total future compensation costs related to nonvested awards of stock options and nonvested shares are $6,747,122 with a weighted average remaining life (contractual term) of 3.04 years for stock options and 3.82 years for nonvested shares. Based upon historical data, the Company used an annual forfeiture rate of 3.38% for stock options and 2.90% for nonvested shares for most of the employee grants. Grants made to key employee hires and directors of the Company were assumed to have no forfeiture rates associated with them due to the low turnover among this group. In addition, concurrently with the adoption of SFAS 123R, all previous references to "restricted" stock are now referred to as "nonvested" shares.

Total stock-based compensation was $2,116,631, $1,190,446 and $749,754 for the years ended December 31, 2006, 2005 and 2004, respectively. Tax benefits resulting from tax deductions in excess of share-based compensation expense recognized under the fair value recognition provisions of SFAS No. 123R (windfall tax benefits) are credited to additional paid-in capital in the Company's balance sheets. Realized tax shortfalls are first offset against the cumulative balance of windfall tax benefits, if any, and then charged directly to income tax expense. The total tax benefit realized from stock-based compensation was $2,988,274, $2,568,327 and $1,185,984 for the years ended December 31, 2006, 2005 and 2004, respectively.

Stock Warrants

Prior to the IPO, the PRA management committee was authorized to issue warrants to partners, employees or vendors to purchase membership units. Generally, warrants granted had a term between five and seven years and vested within three years. Warrants had been issued at or above the fair market value on the date of grant. Warrants vest and expire according to terms established at the grant date. All warrants became fully vested at the Company's IPO in 2002.

The following summarizes all warrant related transactions from December 31, 2003 through December 31, 2006:

	Warrants Outstanding	Weighted Average Exercise Price
December 31, 2003	107,500	$ 4.20
Exercised	(67,500)	4.20
December 31, 2004	40,000	4.20
Exercised	(36,250)	4.20
December 31, 2005	3,750	4.20
Exercised	(3,750)	4.20
December 31, 2006	-	$ -

Stock Options

The Company created the 2002 Stock Option Plan on November 7, 2002. The plan was amended in 2004 by the Amended Plan to enable the Company to issue restricted shares of stock to its employees and directors. The Amended Plan was approved by the Company's shareholders at its Annual Meeting on May 12, 2004. Up to 2,000,000 shares of common stock may be issued under the Amended Plan. The Amended Plan expires November 7, 2012. All options issued under the Amended Plan vest ratably over five years. Granted options expire seven years from grant date. Expiration dates range between November 7, 2009 and January 16, 2011. Options granted to a single person cannot exceed 200,000 in a single year. As of December 31, 2006, 895,000 options have been granted under the Amended Plan of which 109,170 have been cancelled and are eligible for regrant. These options are accounted for under SFAS 123R and all expenses for 2006, 2005 and 2004 are included in earnings as a component of compensation and employee services expense.

The following summarizes all option related transactions from December 31, 2003 through December 31, 2006:

	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Fair Value
December 31, 2003	797,910	$ 14.09	$ 2.9414
Granted	20,000	28.79	2.8468
Exercised	(63,511)	13.30	2.7794
Cancelled	(47,940)	13.00	2.7133
December 31, 2004	706,459	14.65	2.9692
Exercised	(181,910)	13.22	2.7265
Cancelled	(20,040)	15.63	2.8107
December 31, 2005	504,509	15.12	3.0624
Exercised	(188,475)	13.19	2.7561
Cancelled	(15,015)	13.00	2.7133
December 31, 2006	301,019	$ 16.43	$ 3.2717

All of the stock options were issued to employees of the Company except for 40,000 that were issued to non-employee directors. Non-employee directors were granted 20,000 stock options in 2004. No stock options were granted in 2005 or 2006. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004, was $6.3 million, $4.7 million, and $1.3 million, respectively.

The following information is as of December 31, 2006:

	Options Outstanding				Options Exercisable		
Exercise Prices	Number Outstanding	Average Remaining Contractual Life	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted-Average Exercise Price	Aggregate Intrinsic Value
$ 13.00	226,519	2.9	$ 13.00	$ 7,631,425	95,749	$ 13.00	$ 3,225,784
$ 16.16	7,500	2.9	16.16	228,975	5,500	16.16	167,915
$ 27.77 - $ 29.79	67,000	3.7	28.06	1,248,320	36,000	27.96	674,360
Total at December 31, 2006	301,019	3.0	$ 16.43	$ 9,108,720	137,249	$ 17.05	$ 4,068,059

The Company utilizes the Black-Scholes option-pricing model to calculate the value of the stock options when granted. This model was developed to estimate the fair value of traded options, which have different characteristics than employee stock options. In addition, changes to the subjective input assumptions can result in materially different fair market value estimates. Therefore, the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options.

The following assumptions were used:

Options issue year:	2004
Weighted average fair value of options granted	$ 2.85
Expected volatility	13.26% - 13.55%
Risk-free interest rate	3.16% - 3.37%
Expected dividend yield	0.00%
Expected life (in years)	5.00

Utilizing these assumptions, each non-employee director stock option granted in 2004 is valued between $2.62 and $2.92. No options have been awarded to Messrs. Fredrickson, Stevenson or Grube since the IPO in November 2002.

Nonvested Shares

Prior to the approval of the Amended Plan on May 12, 2004, nonvested shares were issued by the Company as an incentive to attract new employees and, effective May 12, 2004, are being issued pursuant to the Amended Plan to directors and existing employees as well. Generally, the terms of the nonvested share awards are similar to those of the stock option awards, wherein the shares are issued at or above market values and typically vest ratably over five years. Nonvested share grants are expensed over their vesting period.

The following summarizes all nonvested share transactions from December 31, 2003 through December 31, 2006:

	Nonvested Shares Outstanding	Weighted Average Price at Grant Date
December 31, 2003	13,045	$ 27.57
Granted	84,350	26.94
Vested	(2,609)	27.57
Cancelled	(4,900)	26.08
December 31, 2004	89,886	27.06
Granted	74,600	41.92
Vested	(17,389)	27.10
Cancelled	(11,760)	30.40
December 31, 2005	135,337	34.96
Granted	82,700	46.88
Vested	(27,764)	33.88
Cancelled	(19,165)	37.75
December 31, 2006	171,108	$ 40.59

The total fair value of shares vested during the years ended December 31, 2006, 2005, and 2004, was $940,644, $471,241 and $71,930, respectively.

13. Earnings per Share:

Basic earnings per share ("EPS") are computed by dividing income available to common shareholders by weighted average common shares outstanding. Diluted EPS are computed using the same components as basic EPS with the denominator adjusted for the dilutive effect of stock warrants, stock options and nonvested stock awards. The dilutive effect of stock options and nonvested restricted stock is computed using the treasury stock method, which assumes any proceeds that could be obtained upon the exercise of stock options and vesting of restricted stock would be used to purchase common shares at the average market price for the period. The assumed proceeds include the windfall tax benefit that is received upon assumed exercise. The following table provides a reconciliation between the computation of basic EPS and diluted EPS for the years ended December 31, 2006 and 2005:

	For the year ended December 31,					
	2006			2005		
	Net Income	Weighted Average Common Shares	EPS	Net Income	Weighted Average Common Shares	EPS
Basic EPS	$44,489,816	15,910,795	$2.80	$36,771,995	15,641,862	$2.35
Dilutive effect of stock warrants, options and restricted stock awards		171,003			506,841	
Diluted EPS	$44,489,816	16,081,798	$2.77	$36,771,995	16,148,703	$2.28

As of December 31, 2006 and 2005, there were no antidilutive options outstanding.

14. Stockholders' Equity:

Shares of common stock outstanding were as follows:

	Common Stock
December 31, 2003	15,294,676
Exercise of warrants, options and vesting of nonvested shares	133,620
Issuance of common stock for acquisition	69,914
December 31, 2004	15,498,210
Exercise of warrants, options and vesting of nonvested shares	235,549
Issuance of common stock for acquisition	33,684
December 31, 2005	15,767,443
Exercise of warrants, options and vesting of nonvested shares	219,989
December 31, 2006	15,987,432

15. Income Taxes:

Prior to November 8, 2002, the Company was organized as a limited liability company, taxed as a partnership, and as such was not subject to federal or state income taxes. Immediately before the IPO, the Company was reorganized as a corporation and became subject to income taxes.

The income tax expense recognized for the years ended December 31, 2006, 2005 and 2004 is composed of the following:

For the year ended December 31, 2006	Federal	State	Total
Current tax expense	$ 14,344,676	$ 2,264,450	$ 16,609,126
Deferred tax expense	9,563,369	1,543,306	11,106,675
Total income tax expense	$ 23,908,045	$ 3,807,756	$ 27,715,801

For the year ended December 31, 2005	Federal	State	Total
Current tax expense	$ 11,741,714	$ 2,352,431	$ 14,094,145
Deferred tax expense	7,817,133	1,248,183	9,065,316
Total income tax expense	$ 19,558,847	$ 3,600,614	$ 23,159,461

For the year ended December 31, 2004	Federal	State	Total
Current tax expense	$ 638,583	$ -	$ 638,583
Deferred tax expense	14,056,721	2,692,844	16,749,565
Total income tax expense	$ 14,695,304	$ 2,692,844	$ 17,388,148

The Company has recognized a net deferred tax liability of $33,452,670 and $22,345,995 as of December 31, 2006 and 2005, respectively. The components of this net liability are:

	2006	2005
Deferred tax assets:		
Employee compensation	$ 733,523	$ 473,746
State tax credit	137,475	-
Intangible assets and goodwill	573,800	473,364
Other	7,591	-
Total deferred tax asset	1,452,389	947,110
Deferred tax liabilities:		
Depreciation expense	115,432	370,923
Prepaid expenses	406,756	336,865
Cost recovery	34,382,871	22,585,317
Total deferred tax liability	34,905,059	23,293,105
Net deferred tax liability	$ 33,452,670	$ 22,345,995

A valuation allowance has not been provided at December 31, 2006 or 2005 since management believes it is more likely than not that the deferred tax assets will be realized. In the event that all or part of the deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made. Similarly, if the Company subsequently realizes deferred tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in a positive adjustment to earnings or a decrease in goodwill in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on the Company's results of operations and financial position.

The Company believes cost recovery to be an acceptable tax revenue recognition method for companies in the bad debt purchasing industry and results in the reduction of current taxable income as, for tax purposes, collections on finance receivables are applied first to principal to reduce the finance receivables to zero before any taxable income is recognized. The timing difference from the adoption of cost recovery resulted in a deferred tax liability at December 31, 2006 and 2005.

A reconciliation of the Company's expected tax expense at statutory tax rates to actual tax expense for the years ended December 31, 2006, 2005 and 2004 consists of the following components:

		2006		2005		2004
Federal tax at statutory rates	$	25,271,966	$	20,976,009	$	15,693,856
State tax expense, net of federal benefit		2,475,041		2,340,399		1,750,349
Other		(31,206)		(156,947)		(56,057)
Total income tax expense	$	27,715,801	$	23,159,461	$	17,388,148

16. Commitments and Contingencies:

Employment Agreements:

The Company has employment agreements with all of its executive officers and with several members of its senior management group, most of which expire on December 31, 2008. Such agreements provide for base salary payments as well as bonuses which are based on the attainment of specific management goals. Estimated future compensation under these agreements is approximately $8,567,063. The agreements also contain confidentiality and non-compete provisions.

Litigation:

The Company is from time to time subject to routine litigation incidental to its business. The Company believes that the results of any pending legal proceedings will not have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures. We maintain disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the principal executive officer and principal financial officer have concluded that, as of December 31, 2006, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting. We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on its assessment, management has determined that, as of December 31, 2006, its internal control over financial reporting was effective based on the criteria set forth in the COSO framework. The company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has issued an attestation report on management's assessment of our internal control over financial reporting, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting. There was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The following table sets forth certain information as of February 11, 2007 about the Company's directors and executive officers.

Name	Position	Age
Steven D. Fredrickson ..	President, Chief Executive Officer and Chairman of the Board	47
Kevin P. Stevenson......	Executive Vice President, Chief Financial and Administrative Officer, Treasurer and Assistant Secretary	42
Craig A. Grube	Executive Vice President — Acquisitions	46
Judith S. Scott...............	Executive Vice President, General Counsel and Secretary	61
William P. Brophey......	Director*	69
Penelope W. Kyle.........	Director	59
David N. Roberts..........	Director	44
Scott M. Tabakin	Director*	48
James M. Voss..............	Director*	64

* Member of the Company's audit committee (the "Audit Committee"), which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act. In the opinion of the Board, Mr. Voss and Mr. Tabakin are independent directors who qualify as "audit committee financial experts," pursuant to Section 401(h) of Regulations S-K.

Steven D. Fredrickson, President, Chief Executive Officer and Chairman of the Board. Prior to co-founding Portfolio Recovery Associates in 1996, Mr. Fredrickson was Vice President, Director of Household Recovery Services' ("HRSC") Portfolio Services Group from late 1993 until February 1996. At HRSC Mr. Fredrickson was ultimately responsible for HRSC's portfolio sale and purchase programs, finance and accounting, as well as other functional areas. Prior to joining HRSC, he spent five years with Household Commercial Financial Services managing a national commercial real estate workout team and five years with Continental Bank of Chicago as a member of the FDIC workout department, specializing in corporate and real estate workouts. He received a B.S. degree from the University of Denver and a M.B.A. degree from the University of Illinois. He is a past board member of the American Asset Buyers Association.

Kevin P. Stevenson, Executive Vice President, Chief Financial and Administrative Officer, Treasurer and Assistant Secretary. Prior to co-founding Portfolio Recovery Associates in 1996, Mr. Stevenson served as Controller and Department Manager of Financial Control and Operations Support at HRSC from June 1994 to March 1996, supervising a department of approximately 30 employees. Prior to joining HRSC, he served as Controller of Household Bank's Regional Processing Center in Worthington, Ohio where he also managed the collections, technology, research and ATM departments. While at Household Bank, Mr. Stevenson participated in eight bank acquisitions and numerous branch acquisitions or divestitures. He is a certified public accountant and received his B.S.B.A. with a major in accounting from the Ohio State University.

Craig A. Grube, Executive Vice President — Acquisitions. Prior to joining Portfolio Recovery Associates in March 1998, Mr. Grube was a senior officer and director of Anchor Fence, Inc., a manufacturing and distribution business from 1989 to March 1997, when the company was sold. Between the time of the sale and March 1998, Mr. Grube continued to work for Anchor Fence. Prior to joining Anchor Fence, he managed distressed corporate debt for the FDIC at Continental Illinois National Bank for five years. He received his B.A. degree from Boston College and his M.B.A. degree from the University of Illinois.

Judith S. Scott, Executive Vice President, General Counsel and Secretary. Prior to joining Portfolio Recovery Associates in March 1998, Ms. Scott held senior positions, from 1991 to March 1998, with Old Dominion University as Director of its Virginia Peninsula campus; from 1985 to 1991, as General Counsel of a computer manufacturing firm; as Senior Counsel in the Office of the Governor of Virginia from 1982 to 1985; as Senior Counsel for the Virginia Housing Development Authority from 1976 to 1982, and as Assistant Attorney General for the Commonwealth of Virginia from 1975 to 1976. Ms. Scott received her B.S. in business administration from

Virginia State University, a post baccalaureate degree in economics from Swarthmore College, and a J.D. from the Catholic University School of Law.

William P. Brophey, Director. Mr. Brophey was appointed as a director of Portfolio Recovery Associates in 2002 and subsequently elected at the Company's next Annual Meeting of Stockholders. Currently retired, Mr. Brophey has more than 35 years of experience as president and chief executive officer of Brad Ragan, Inc., a (formerly) publicly traded automotive product and service retailer and as a senior executive at The Goodyear Tire and Rubber Company. Throughout his career, he held numerous field and corporate positions at Goodyear in the areas of wholesale, retail, credit, and sales and marketing, including general marketing manager, commercial tire products. He served as president and chief executive officer and a member of the board of directors of Brad Ragan, Inc. (a 75% owned public subsidiary of Goodyear) from 1988 to 1996, and vice chairman of the board of directors from 1994 to 1996, when he was named vice president, original equipment tire sales world wide at Goodyear. From 1998 until his retirement in 2000, he was again elected president and chief executive officer and vice chairman of the board of directors of Brad Ragan, Inc. Mr. Brophey has a business degree from Ohio Valley College and attended advanced management programs at Kent State University, Northwestern University, Morehouse College and Columbia University.

Penelope W. Kyle, Director. Mrs. Kyle was appointed as a director of Portfolio Recovery Associates in 2005 and subsequently elected at the Company's next Annual Meeting of Stockholders. Mrs. Kyle presently serves as President of Radford University. Prior to her appointment as President of Radford University in June 2005, she had served since 1994 as Director of the Virginia Lottery. Earlier in her career, she worked as an attorney at the law firm McGuire, Woods, Battle and Boothe, in Richmond, Virginia. Mrs. Kyle was later employed at CSX Corporation, where during a 13-year career she became the company's first female officer and a vice president in the finance department. She earned an MBA at the College of William and Mary and a law degree from the University of Virginia.

David N. Roberts, Director. Mr. Roberts has been a director of Portfolio Recovery Associates since its formation in 1996. Mr. Roberts joined Angelo, Gordon & Company, L.P. in 1993. He manages the firm's private equity and special situations area and was the founder of the firm's opportunistic real estate area. Mr. Roberts has invested in a wide variety of real estate, corporate and special situations transactions. Prior to joining Angelo, Gordon Mr. Roberts was a principal at Gordon Investment Corporation, a Canadian merchant bank from 1989 to 1993, where he participated in a wide variety of principal transactions including investments in the real estate, mortgage banking and food industries. Prior to joining Gordon Investment Corporation, he worked in the Corporate Finance Department of L.F. Rothschild where he specialized in mergers and acquisitions. He has a B.S. degree in economics from the Wharton School of the University of Pennsylvania.

Scott M. Tabakin, Director. Mr. Tabakin was appointed as a director of Portfolio Recovery Associates in 2004 and subsequently elected at the Company's next Annual Meeting of Stockholders. Since July 2006, Mr. Tabakin has served as Executive Vice President and Chief Financial Officer of Elder Health, Inc., a privately owned Medicare managed health-care company. From November 2003 until July 2006, Mr. Tabakin was an independent financial consultant. Mr. Tabakin has more than 20 years of public-company experience. He served as Executive Vice President and CFO of AMERIGROUP Corporation, a managed health-care company, from May 2001 until October 2003. Prior to May 2001, Mr. Tabakin was Executive Vice President and CFO of Beverly Enterprises, Inc., then the nation's largest provider of long-term health care. Earlier in his career, Mr. Tabakin was an executive with the accounting firm of Ernst & Young. He is a certified public accountant and received a B.S. degree in accounting from the University of Illinois.

James M. Voss, Director. Mr. Voss was appointed as a director of Portfolio Recovery Associates in 2002 and subsequently elected at the Company's next Annual Meeting of Stockholders. Mr. Voss has more than 35 years of experience as a senior finance executive. He currently heads Voss Consulting, Inc., serving as a consultant to community banks regarding policy, organization, credit risk management and strategic planning. From 1992 through 1998, he was with First Midwest Bank as executive vice president and chief credit officer. He served in a variety of senior executive roles during a 24 year career (1965-1989) with Continental Bank of Chicago, and was chief financial officer at Allied Products Corporation (1990-1991), a publicly traded (NYSE) diversified manufacturer. Currently, he serves on the board of Elgin State Bank. Mr. Voss has both an MBA and Bachelor's Degree from Northwestern University.

Corporate Code of Ethics

The Company has adopted a Code of Ethics which is applicable to all directors, officers, and employees and which complies with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002, and the requirement of a "Code of Conduct" prescribed by Section 4350(n) of the Marketplace Rules of the NASDAQ Global Stock Market, Inc. The Code of Ethics is available to the public, and will be provided by the Company at no charge to any requesting party. Interested parties may obtain a copy of the Code of Ethics by submitting a written request to Investor Relations, Portfolio Recovery Associates, Inc., 120 Corporate Boulevard, Suite 100, Norfolk, Virginia, 23502, or by email at info@portfoliorecovery.com. The Code of Ethics is also posted on the Company 's website at www.portfoliorecovery.com.

Certain information required by Item 10 is incorporated herein by reference to the section labeled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement in connection with the Company's 2007 Annual Meeting of Stockholders.

Item 11. Executive Compensation.

The information required by Item 11 is incorporated herein by reference to (a) the section labeled "Compensation Discussion and Analysis" in the Company's definitive Proxy Statement in connection with the Company's 2007 Annual Meeting of Stockholders and (b) the section labeled "Compensation Committee Report" in the Company's definitive Proxy Statement in connection with the Company's 2007 Annual Meeting of Stockholders, which section (and the report contained therein) shall be deemed to be furnished in this report and shall not be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 as a result of such furnishing in this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners and Management And Related Stockholder Matters.

The information required by Item 12 is incorporated herein by reference to the section labeled "Security Ownership of Certain Beneficial Owners and Management" in the Company's definitive Proxy Statement in connection with the Company's 2007 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions.

The information required by Item 13 is incorporated herein by reference to Item 5 of this report and to the section labeled "Certain Relationships and Related Transactions" in the Company's definitive Proxy Statement in connection with the Company's 2007 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services.

The aggregate fees billed or expected to be billed by PricewaterhouseCoopers, LLP for the years ended December 31, 2006 and 2005 are presented in the table below:

	2006		2005	
Audit Fees				
Annual audit	$	522,799	$	410,000
Tax Fees				
Advice [1]		-		9,975
		-		9,975
Other Fees				
Investigation Review Fees [3]		58,004		-
Subscription Fees [2]		1,500		1,500
		59,504		1,500
Total Accountant Fees	$	582,303	$	421,475

(1) Tax advice fees relate to work done on cost recovery method research for tax purposes.

(2) Subscription fees represent fees paid for an annual subscription to the PricewaterhouseCoopers LLP research tool, Comperio.

(3) Investigation review fees relate to the work performed by PricewaterhouseCoopers LLP to review and assess the adequacy and results of the internal control deficiency investigation initiated by our Audit Committee. See Item 9A. of our Quarterly Report on Form 10-Q for the period ended June 30, 2006, filed on August 3, 2006, for more information.

The Audit Committee's charter provides that the Audit Committee will:

- Approve the fees and other significant compensation to be paid to auditors.
- Review the non-audit services to determine whether they are permissible under current law.
- Pre-approve the provision of any permissible non-audit services by the independent auditors and the related fees of the independent auditors therefore.
- Consider whether the provision of these other services is compatible with maintaining the auditors' independence.

All the fees paid to PricewaterhouseCoopers were pre-approved by the Audit Committee.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements.

The following financial statements of the Company are included in Item 8 of this Annual Report on Form 10-K:

(b) Exhibits.

2.1 Equity Exchange Agreement between Portfolio Recovery Associates, L.L.C. and Portfolio Recovery Associates, Inc. (Incorporated by reference to Exhibit 2.1 of the Registration Statement on Form S-1).

2.2 Asset Purchase Agreement dated as of October 1, 2004, by and among Portfolio Recovery Associates, Inc, PRA Location Services, LLC, IGS Nevada, Inc., and James Snead (Incorporated by reference to Exhibit 2.1 of the Form 8-K dated October 7, 2004).

2.3 Asset Purchase Agreement dated as of July 29, 2005, by and among Portfolio Recovery Associates, Inc, PRA Government Services, LLC, Alatax, Inc. and its stockholders (Incorporated by reference to Exhibit 2.1 of the Form 8-K dated August 2, 2005).

3.1 Amended and Restated Certificate of Incorporation of Portfolio Recovery Associates, Inc. (Incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-1).

3.2 Amended and Restated By-Laws of Portfolio Recovery Associates, Inc. (Incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-1).

4.1 Form of Common Stock Certificate (Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-1).

4.2 Form of Warrant (Incorporated by reference to Exhibit 4.2 of the Registration Statement on Form S-1).

10.1 Employment Agreement, dated December 22, 2005, by and between Steven D. Fredrickson and Portfolio Recovery Associates, Inc. (Incorporated by reference to Exhibit 10.1 of the Form 8-K dated January 6, 2006).

10.2 Employment Agreement, dated December 22, 2005, by and between Kevin P. Stevenson and Portfolio Recovery Associates, Inc. (Incorporated by reference to Exhibit 10.2 of the Form 8-K dated January 6, 2006).

10.3 Employment Agreement, dated December 22, 2005, by and between Craig A. Grube and Portfolio Recovery Associates, Inc. (Incorporated by reference to Exhibit 10.3 of the Form 8-K dated January 6, 2006).

10.4 Employment Agreement, dated December 22, 2005, by and between Judith S. Scott and Portfolio Recovery Associates, Inc. (Incorporated by reference to Exhibit 10.4 of the Form 8-K dated January 6, 2006).

10.5 Amendment to Employment Agreement, dated March 23, 2006, by and between Judith S. Scott and Portfolio Recovery Associates, Inc. (Incorporated by reference to Exhibit 10.1 of the Form 8-K dated March 24, 2006).

10.6	Portfolio Recovery Associates, Inc. Amended and Restated 2002 Stock Option Plan and 2004 Restricted Stock Plan. (Incorporated by reference to Exhibit 10.9 of the form 10-Q for the period ended June 30, 2004).
10.7	Loan and Security Agreement, dated November 29, 2005, by and between Portfolio Recovery Associates, Inc, Bank of America and Wachovia Bank. (Incorporated by reference to Exhibit 10.1 of the Form 8-K dated December 5, 2005).
10.8	Promissory Note dated November 29, 2005 by and between Portfolio Recovery Associates, Inc, and Bank of America (Incorporated by reference to Exhibit 10.2 of the Form 8-K dated December 5, 2005).
10.9	Promissory Note dated November 29, 2005 by and between Portfolio Recovery Associates, Inc, and Wachovia Bank (Incorporated by reference to Exhibit 10.3 of the Form 8-K dated December 5, 2005).
10.10	Amended and Restated Loan and Security Agreement, dated May 9, 2006, by and between Portfolio Recovery Associates, Inc, Bank of America, Wachovia Bank and RBC Centura Bank. (Incorporated by reference to Exhibit 10.1 of the Form 8-K dated May 11, 2006).
21.1	Subsidiaries of Portfolio Recovery Associates, Inc.
23.1	Consent of PricewaterhouseCoopers LLP
24.1	Powers of Attorney (included on signature page).
31.1	Section 302 Certifications of Chief Executive Officer
31.2	Section 302 Certifications of Chief Financial Officer
32.1	Section 906 Certifications of Chief Executive Officer and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portfolio Recovery Associates, Inc.
(Registrant)

Dated: March 1, 2007

By:/s/ Steven D. Fredrickson
Steven D. Fredrickson
President, Chief Executive Officer
and Chairman of the Board
(Principal Executive Officer)

Dated: March 1, 2007

By:/s/ Kevin P. Stevenson
Kevin P. Stevenson
Chief Financial and Administrative Officer,
Executive Vice President, Treasurer and Assistant Secretary
(Principal Financial and Accounting Officer)

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned whose signature appears below constitutes and appoints Steven D. Fredrickson and Kevin P. Stevenson, his true and lawful attorneys-in-fact, with full power of substitution and resubstitution for him and on his behalf, and in his name, place and stead, in any and all capacities to execute and sign any and all amendments or post-effective amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof and the registrant hereby confers like authority on its behalf.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: March 1, 2007

By:/s/ Steven D. Fredrickson
Steven D. Fredrickson
President and Chief Executive Officer
(Principal Executive Officer)

Dated: March 1, 2007

By:/s/ Kevin P. Stevenson
Kevin P. Stevenson
Chief Financial and Administrative Officer,
Executive Vice President, Treasurer and Assistant Secretary
(Principal Financial and Accounting Officer)

Dated: March 1, 2007

By:/s/ William P. Brophey
William P. Brophey
Director

Dated: March 1, 2007

By:/s/ Penelope W. Kyle
Penelope W. Kyle
Director

Dated: March 1, 2007

By:/s/ David N. Roberts
David N. Roberts
Director

Dated: March 1, 2007

By: /s/ Scott M. Tabakin
Scott M. Tabakin
Director

Dated: March 1, 2007

By: /s/ James M. Voss
James M. Voss
Director

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries of the Registrant and Jurisdiction of Incorporation or Organization
Portfolio Recovery Associates, LLC - Delaware
PRA Holding I, LLC - Virginia
PRA Holding II, LLC - Virginia
PRA Receivables Management, LLC - Virginia (Doing business as Anchor Receivables Management)
PRA Location Services, LLC – Delaware (Doing business as IGS Nevada)
PRA Government Services, LLC – Delaware (Doing business as RDS and Alatax)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-110330 and No. 333-110331) of Portfolio Recovery Associates, Inc. of our report dated March 1, 2007 relating to the financial statements, financial statement schedules, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia
March 1, 2007

Exhibit 31.1

I, Steven D. Fredrickson, certify that:

1. I have reviewed this annual report on Form 10-K of PORTFOLIO RECOVERY ASSOCIATES, INC.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal controls over financial reporting, or caused such internal controls over financial reporting to be designed under my supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2007

By: /s/ Steven D. Fredrickson
Steven D. Fredrickson
Chief Executive Officer, President and
Chairman of the Board of Directors
(Principal Executive Officer)

Exhibit 31.2

I, Kevin P. Stevenson, certify that:

1. I have reviewed this annual report on Form 10-K of PORTFOLIO RECOVERY ASSOCIATES, INC.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal controls over financial reporting, or caused such internal controls over financial reporting to be designed under my supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2007

By: /s/ Kevin P. Stevenson
Kevin P. Stevenson
Chief Financial and Administrative Officer, Executive Vice President, Treasurer and Assistant Secretary
(Principal Financial and Accounting Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Portfolio Recovery Associates, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven D. Fredrickson, Chief Executive Officer, President and Chairman of the Board of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 1, 2007

By: /s/ Steven D. Fredrickson
Steven D. Fredrickson
Chief Executive Officer, President and
Chairman of the Board of Directors
(Principal Executive Officer)

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Portfolio Recovery Associates, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin P. Stevenson, Chief Financial and Administrative Officer, Executive Vice President, Treasurer and Assistant Secretary of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 1, 2007

By: /s/ Kevin P. Stevenson
Kevin P. Stevenson
Chief Financial and Administrative Officer,
Executive Vice President, Treasurer and Assistant Secretary
(Principal Financial and Accounting Officer)

Corporate Governance

Board of Directors



Steve Fredrickson
Chairman of the Board



David Roberts
Director



William Brophey
Director



Scott Tabakin
Director



Penelope Kyle
Director



James Voss
Director

Management

Steve Fredrickson
President and
Chief Executive Officer



Kevin Stevenson
Executive Vice President,
Chief Financial and
Administrative Officer,
Treasurer and Asst.
Secretary



Craig Grube
Executive Vice President,
Acquisitions



Judith Scott
Executive Vice President,
General Counsel and
Secretary

Corporate Information

Stock Exchange Listing

Portfolio Recovery Associates' common stock trades on the NASDAQ Global Stock Market under the symbol "PRAA." Price information for the common stock appears daily in major newspapers.

Transfer Agent and Registrar

Continental Stock Transfer
17 Battery Place, 8th Floor
New York, New York 10004
Tel: 212-509-4000
Fax: 212-509-5150

Auditors

PricewaterhouseCoopers LLP
McLean, Virginia

Legal Counsel

Dechert, LLP
New York, New York

Financial Publications/Investor Inquiries

Shareholders may acquire copies of the 2006 Form 10-K, Annual Report and other filed documents by visiting the company's website at www.portfoliorecovery.com or by writing to us at:

Portfolio Recovery Associates
Attn: Investor Relations
120 Corporate Blvd., Suite 100
Norfolk, Virginia 23502

Price Range of Common Stock

The Company's common stock began trading on the NASDAQ Global Stock Market under the symbol "PRAA" on November 8, 2002. The following table sets forth the high and low sales price for the common stock for the year 2006.

	High	Low
2006	$52.98	$38.23

As of February 16, 2007, there were approximately 23 holders of record of the common stock. Based on information provided by the Company's transfer agent and registrar, the Company believes that there are approximately 11,629 beneficial owners of the common stock as of February 16, 2007.

designed by curran & connors, inc. / www.curran-connors.com



Portfolio Recovery Associates, Inc.

Riverside Commerce Center
120 Corporate Blvd., Suite 100
Norfolk, Virginia 23502